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As filed with the Securities and Exchange Commission on June 29, 2004

Registration No. 333-114637

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NAVTEQ CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7372	77-0170321
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
(312) 894-7000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Lawrence M. Kaplan, Esq.
Vice President and General Counsel
NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
(312) 894-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas L. Hanley, Esq. Pepper Hamilton LLP Hamilton Square 600 14th Street, N.W. Washington, D.C. 20005 (202) 220-1200	Larry A. Barden, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, IL 60603 (312) 853-7000	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 (212) 558-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock (par value $.001 per share)	$875,000,000	$110,862.50

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes shares that the underwriters will have the right to purchase to cover over-allotments, if any.

(2)
Payment in the amount of $63,350 has previously been made.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2004.

PROSPECTUS

                   Shares

Common Stock

        This is the initial public offering of our common stock. All of the shares of common stock being sold in this offering are being sold by Philips Consumer Electronic Services B.V. and NavPart I B.V., our principal stockholders. Prior to this offering, Philips and NavPart beneficially owned 83.5% and 9.8%, respectively, of our common stock. We are not selling any shares in this offering and will not receive any proceeds from the sale of the shares by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $20.50 and $22.50 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "NVT."

        See "Risk Factors" on page 8 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may also purchase up to an additional         shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2004.

Credit Suisse First Boston	Merrill Lynch & Co.

Deutsche Bank Securities	UBS Investment Bank
Dresdner Kleinwort Wasserstein	Piper Jaffray

The date of this prospectus is                        , 2004

Where NAVTEQ™ maps are found

Revolutionizing the map industry

NAVTEQ maps enable vehicle and mobile navigation systems and devices, route planning and map display services, and location-based and geographic information products and services.

Vehicle

200 ft

Telematics

Internet

MAPQUEST

PDAs

Start
San Francisco

Cell Phones

TALK
MENU

Trip Planning

TIRED?
REST AREA
10 MILES
ZION PARK 32
GRAND CANYON 140
LAKE POWELL 145
2 km

Fleet

Enterprise

ORACLE PARTNER

Government Solutions

NAVTEQ

How we build NAVTEQ™ maps

NAVTEQ maps are highly detailed and accurate representations of the road network.

Digitizing analog materials

Driving with GPS positioning

Collecting road attributes

Editing the database

The navigable map difference

Turn Restrictions

One-Ways

ONE WAY
ONE WAY
STOP

Access Restriction

cta bus stop
NO TURN ON RED 7AM - 7PM

Underground Exits

Physical Barriers

Complex Maneuvers

Vanity Addresses

ONE

Obscure Locations

Points of Interest

HOTEL

FARMACIA

MUSEUM

P Parkgarage

NAVTEQ

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of the shares.

        For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Dealer Prospectus Delivery Obligation

        Through and including                        , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and notes to those financial statements, before you decide to invest in our common stock.

Our Business

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database, which is our principal product, is a highly accurate and detailed digital representation of road transportation networks in the United States, Canada, Western Europe and other regions. This database enables our customers to offer a broad range of dynamic navigation, route planning, location-based information and other geographic information products and services to consumer and commercial users. Products and services that use our database include a variety of features such as real-time, detailed turn-by-turn route guidance, driving directions, route optimization and map displays. We had net revenue of $273 million for the year ended December 31, 2003 and $79 million for the quarter ended March 28, 2004.

        We believe that our database is the most used source of digital map information for automotive and Internet-based navigation products and services in North America and Europe, and that we are a leading provider of such information for use in mobile devices. Every automobile manufacturer that currently offers a navigation system in North America and Europe uses our database in one or more of their models, and virtually all of the European, Japanese and United States vehicle navigation systems manufacturers that currently offer a navigation system in North America and Europe, including Harman Becker, Alpine and Siemens, license our database. Since 1999, over 5 million vehicles have been equipped with navigation systems that use our database. Our principal Internet-based customers include AOL/MapQuest, Microsoft/MSN and Yahoo!. In 2003, these leading Internet portals and websites accounted for more than 6 billion route planning transactions derived from our database in North America.

        Our database offers extensive geographic coverage, including data at various levels of detail for 40 countries on four continents, covering approximately 8.7 million miles of roadway. Our most detailed coverage includes extensive road, route and related travel information, including road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, our database currently includes over 15 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

        Our multi-step database creation, maintenance and delivery process combines our use of proprietary software and technologies with the efforts of a dedicated field force of approximately 480 employees around the world. This process allows us to effectively collect, update and verify road network data with a level of quality and accuracy that allows us to deliver a superior product to our customers. Due to the complexity of our database building process and the depth and breadth of the information it contains, we believe it would take substantial time and resources for a new market entrant to build a digital map database with a comparable level of detail and accuracy.

Our Market Opportunity

        Consumers have traditionally relied on printed maps for vehicle navigation and route planning information. In more recent years, the use of maps in digital form has proliferated, both as a substitute for the uses provided by paper maps and for more advanced functions. In particular, the development of the digital map database industry has been, and continues to be, accelerated by the commercialization of Global Positioning System (GPS) technology. The automotive industry led the early adoption of GPS-enabled navigation technologies and is currently the largest consumer of digital map databases such as ours. In addition, a variety of mobile devices have been introduced in recent years that are GPS-enabled and capable of supporting dynamic navigation and location- based service applications.

        Vehicle navigation systems that provide dynamic navigation assistance have been available to consumers in Western Europe since 1994. The popularity of these systems has increased since their introduction. Over the last three years, an average of 16.2 million new light vehicles were sold annually in Western Europe. We estimate that navigation systems were available as either a standard feature or an option on over 80% of the new vehicles sold in Western Europe in 2003. In a September 2003 report, the independent market research firm of Frost & Sullivan projected that 1.8 million vehicles in Europe in 2003 were equipped with navigation systems, up from 1.2 million vehicles in 2001. In the same report, Frost & Sullivan projected that the number of vehicles equipped with navigation systems in Europe will grow at a compound annual rate of more than 20% over the next five years, reaching a total of 4.6 million units in 2008.

        Although the North American light vehicle market is larger in size than that of Western Europe with an average of 18.5 million new light vehicles sold annually over the last three years, the introduction of vehicle navigation systems in North America occurred later than in Western Europe. In 2003, we estimate that navigation systems were available for over 20% of new vehicles sold in North America, primarily in the luxury and sport utility vehicle classes. Frost & Sullivan, in a March 2003 report, projected that the shipments of vehicle navigation units were 430,000 in North America in 2003, up from 220,000 units in 2001. In the same report, Frost & Sullivan also projected shipments of vehicle navigation systems in North America will grow by a compound annual rate of more than 30% over the next five years, reaching a total of 1.7 million units in 2008.

        The market for consumer GPS-enabled devices such as personal digital assistants, or PDAs, wireless telephones, personal navigation devices, or PNDs, and laptop computers is expected to grow rapidly. Business Communications Company, Inc. (BCC), an independent industry research firm, in a December 2003 report, projected that at least half of all cellular handsets sold in the United States, or 37.5 million units, will incorporate GPS technology by 2008. Furthermore, BCC projected that the United States market for consumer GPS applications other than wireless phones, including PDAs, PNDs and portable vehicular systems, will grow at a rate of 25% per year through 2008. Consumer demand for navigation and location-based services is growing as consumers become familiar with and depend upon real-time electronically delivered information. According to a March 2004 study of wireless telephone users by In-Stat/MDR, an independent market research firm, respondents were interested in practical mapping services and over 60% of these respondents expressed an interest in location-based services such as finding friends or family.

        We believe opportunities for the use of our map database will increase due to the following reasons:

    •
    Growing consumer awareness of the value of navigation systems and location-based services;

    •
    Current low market penetration in all key end markets;

    •
    Declining prices of navigation systems;

    •
    Increasing availability of navigation systems for additional classes of vehicles and mobile devices;

    •
    Advances in navigation technologies, user interfaces and data accuracy;

    •
    Ability to benefit from new technology and product developments in any navigation devices where a digital map database is an essential component; and

    •
    Proliferation of new map-oriented services such as location-based information and traffic data.

Our Competitive Strengths

        We believe that we enjoy a number of important competitive strengths that drive our success and differentiate us from our competitors, including:

    •
    Market Leadership.    We are the leader in providing digital map data to automobile manufacturers and automotive navigation systems manufacturers in North America and Europe and navigation-related Internet application providers in North America. We are well-positioned to penetrate other industries utilizing highly accurate digital map data, such as the emerging GPS-enabled mobile device industry.

    •
    Extensive Global Coverage.    We offer extensive coverage, including 40 countries on four continents covering approximately 8.7 million miles of roadway.

    •
    Detail and Richness of Our Database.    Our database enables real-time door-to-door, turn-by-turn route guidance to specific addresses, points of interest and other locations.

    •
    Integrated Data Collection Process.    We have a data collection process that combines proprietary technology with a global field force of approximately 480 trained technicians that enables us to effectively collect, update and verify detailed road network data.

    •
    Strong Business Relationships.    We have long-standing, collaborative relationships with manufacturers of automobiles, vehicle navigation systems and mobile devices.

    •
    Consistent Global Specification.    Our maintenance of common data standards and a uniform digital mapping approach worldwide enables us to deliver highly accurate, timely and consistent data to our customers and allows us to more rapidly enhance maps and add attributes in new or existing coverage areas.

Our Operating Strategy

        We are committed to enhancing the value of our map database to our customers. Key elements of our operating strategy, which is focused on sustaining our market leadership and competitive differentiation, include:

    •
    Continuing to Improve Detail, Scope and Value of Our Map Database.    We continually improve our database in key regions, such as the United States, Canada and Western Europe.

    •
    Focusing on Quality and Consistency.    We are dedicated to delivering accurate and consistent information in order to increase customer and end-user satisfaction and enhance our position as a high-quality provider of digital map information.

    •
    Providing a Range of Value-Added Services.    We assist our customers in using our database in their products and services and marketing those products and services to their customers and end-users.

    •
    Improving Our Data Collection, Production and Delivery Technologies.    We strive to continually improve our data collection, processing, distribution and deployment capabilities.

Our Growth Strategy

        Our objective is to be the leading provider of digital map information and enabling technology for navigation and other geographic information-based products and services. Key elements of our growth strategy include:

    •
    Capitalizing on Growth in Demand for Vehicle Navigation.    We intend to capitalize on the expected growth of the vehicle navigation industry by leveraging our market leadership position and relationships with automobile manufacturers and navigation systems manufacturers.

    •
    Facilitating Development of New Consumer Applications.    We assist our customers in the development and deployment of navigation, route planning and location-based products and services to increase the number of products and services that can use our map database.

    •
    Expanding Geographically.    We intend to strengthen our global presence by expanding into areas that we believe, in collaboration with our customers, have high potential demand.

    •
    Enhancing and Extending Product Offering.    We continually work with our customers to enhance and extend our database product offering and improve functionality to meet the evolving demands of our customers and end-users.

    •
    Increasing Sales of Map Updates.    Our installed base provides growth opportunities via sales of map updates and we are developing a number of initiatives targeted at increasing consumer awareness of the availability and utility of updated map data and simplifying fulfillment logistics in order to promote update purchases.

Our Relationship with Philips

        Philips Consumer Electronic Services B.V., or Philips B.V., is our principal stockholder. As of June 1, 2004, Philips B.V. owned, in the aggregate, 73,132,232 shares of our common stock (approximately 83% of the total issued and outstanding common stock). Following this offering, Philips B.V. will continue to own approximately      % of our issued and outstanding common stock, or      % if the underwriters exercise their overallotment option in full. As a result, Philips B.V. will continue to own a substantial portion of our common stock and may exercise significant influence over corporate decisions requiring stockholder approval.

        Koninklijke Philips Electronics N.V., or Royal Philips Electronics, is the parent company of Philips B.V. and other subsidiaries that currently have, or have in the past had, relationships with us. In this prospectus, we sometimes refer to Philips B.V., Royal Philips Electronics and these other subsidiaries as Philips.

        We have had a relationship with Philips since 1988. Philips has provided us with equity and debt financing, and we have procured various goods and services through our relationship with them. Two of our directors currently are employed by Royal Philips Electronics or its subsidiaries, and the Chairman of our board of directors was employed by Royal Philips Electronics or one of its subsidiaries until June 2002 and is currently advising Royal Philips Electronics. These matters are described in further detail under "Certain Relationships and Related Transactions."

Corporate Information

        We originally incorporated in the State of California in August 1985 as Karlin & Collins, Inc., and reincorporated in the State of Delaware in September 1987 as Navigation Technologies Corporation. In February 2004, we changed our name to NAVTEQ Corporation. Our principal executive offices are located at 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654, and our telephone number at that address is (312) 894-7000. We maintain a web site at www.navteq.com. Information contained on, or that may be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	87,621,435 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares in this offering. The selling stockholders will receive all net proceeds from the sale of the shares.
Dividend policy	Except for a special cash dividend in the aggregate amount of approximately $47.2 million paid to our common stockholders on June 18, 2004, we have never declared or paid cash dividends on our common stock. We do not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy" on page 24 for a discussion of the factors that will affect the determination by our board of directors to declare dividends, the restrictions on our ability to pay dividends imposed by our existing credit agreement and other matters concerning our dividend policy.
Risk factors	See "Risk Factors" on page 8 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.
Proposed New York Stock Exchange symbol	NVT

        The number of shares of common stock to be outstanding immediately after this offering is based on shares outstanding as of June 1, 2004 and excludes:

    •
    8,111,099 shares of common stock issuable upon the exercise of outstanding stock options as of June 1, 2004 under our 1988 Stock Option Plan, 1996 Stock Option Plan, 1998 California Stock Option Plan, 2001 Stock Incentive Plan and individual option agreements with certain of our executive officers with a weighted average exercise price of $3.33 per share;

    •
    619,335 shares of common stock issuable pursuant to outstanding restricted stock units under our 2001 Stock Incentive Plan as of June 1, 2004; and

    •
    an aggregate of 11,079,486 shares of common stock available for future issuance under our 2001 Stock Incentive Plan as of June 1, 2004 which includes 495,779 shares of common stock (based on an assumed initial public offering price of $21.50 per share) issuable upon the exercise of stock options and 143,776 shares of common stock (based on an assumed initial public offering price of $21.50 per share) issuable pursuant to restricted stock units expected to be granted on the date of this prospectus.

        Unless specifically noted otherwise, all information in this prospectus gives effect to a 1-for-14 reverse stock split of all of our outstanding shares of common stock that will be effected prior to completion of this offering.

        Unless otherwise noted, the number of shares of common stock offered by the selling stockholders does not include     shares that may be purchased from the selling stockholders if the overallotment option is exercised.

Summary Consolidated Financial Data

        The table below sets forth summary consolidated financial data for the periods indicated. The data for the three years ended December 31, 2003 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data as of March 28, 2004 and for the quarters ended March 30, 2003 and March 28, 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, contain all adjustments necessary to present fairly the information set forth below. The historical results presented below are not necessarily indicative of the results to be expected in any future period. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 28 and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

	Year Ended December 31,			Quarter Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$110,431	165,849	272,623	52,035	79,465
Operating costs and expenses:
Database licensing and production costs	82,343	92,499	125,841	23,586	40,435
Selling, general and administrative expenses	56,979	63,422	83,024	16,821	23,096

Total operating costs and expenses	139,322	155,921	208,865	40,407	63,531

Operating income (loss)	(28,891)	9,928	63,758	11,628	15,934
Interest income (expense), net(1)	(17,383)	(668)	380	30	142
Other income (expense), net(1)	(70,235)	—	6,163	4,119	(347)

Income (loss) before income taxes	(116,509)	9,260	70,301	15,777	15,729
Income tax benefit (expense)(2)	—	(1,105)	165,514	(300)	(6,010)

Net income (loss)	(116,509)	8,155	235,815	15,477	9,719
Cumulative preferred stock dividends	(91,417)	(110,464)	—	—	—

Net income (loss) applicable to common stockholders	$(207,926)	(102,309)	235,815	15,477	9,719

Earnings (loss) per share of common stock:
Basic	$(7.31)	(2.41)	2.81	0.18	0.12

Diluted	$(7.31)	(2.41)	2.69	0.18	0.11

Weighted average shares used in per share computation:
Basic	28,441	42,446	84,062	83,984	84,178
Diluted	28,441	42,446	87,593	87,030	91,125

	As of March 28, 2004
	Actual	As Adjusted(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,371	2,371
Cash on deposit with affiliate	65,029	17,744
Working capital	106,709	59,424
Total deferred income tax assets	163,982	163,982
Total assets	358,953	311,668
Long-term debt	—	—
Total stockholders' equity	230,619	183,334
	Year Ended December 31,			Quarter Ended
	2001	2002	2003	March 30, 2003	March 28, 2004
	(In thousands)
Consolidated Statement of Cash Flow Data:
Cash flow provided by (used in) operating activities	$(11,501)	22,234	65,948	3,320	4,745
Capital expenditures	(5,119)	(2,156)	(9,269)	(483)	(1,776)
Capitalized software development costs	(10,773)	(10,027)	(9,966)	(2,581)	(2,911)

Total capital expenditures and capitalized software development costs	(15,892)	(12,183)	(19,235)	(3,064)	(4,687)
Depreciation and amortization	8,541	10,563	12,030	2,830	2,896

(1)
Our outstanding borrowings with Philips were extinguished in exchange for preferred stock during 2001. We recognized a loss on the extinguishment of $69,568, which is reflected in other income (expense), net for 2001.

(2)
During 2003, a portion of the valuation allowance on deferred tax assets was reversed, resulting in a benefit of $168,752.

(3)
The "As Adjusted" balance sheet data as of March 28, 2004 reflects a special cash dividend to our stockholders of record as of April 19, 2004 in the amount of $47,159 that was paid on June 18, 2004, the payment of expenses relating to this offering estimated at $600, net of tax, and the exercise by Philips of warrants to purchase 3,384 of our common stock on April 28, 2004.

RISK FACTORS

        You should carefully consider the risk factors described below and all other information contained in this prospectus before you decide to invest in our common stock. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

        We derive a significant portion of our revenue from a limited number of customers, and if we are unable to maintain these customer relationships or attract additional customers, our revenue will be adversely affected.

        For the years ended December 31, 2001, 2002 and 2003, revenue from BMW AG and Harman International Industries, Inc., our top two customers, accounted for approximately 30%, 28% and 29%, respectively, of our total revenue. In addition, during those three years, sales to our top 15 customers accounted for approximately 80%, 75% and 75% of our revenue, respectively. For the quarter ended March 28, 2004, revenue from our top two customers accounted for approximately 29% of our total revenue and sales to our top 15 customers accounted for approximately 75% of our revenue. Although we have achieved some success in expanding our customer base, we anticipate that a limited number of customers will continue to represent a significant percentage of our revenue for the foreseeable future. In addition, although we have contractual arrangements with most of our key customers, the majority of these arrangements are not long term and generally do not obligate our key customers to make any minimum or specified level of purchases. Therefore, our relationships with these key customers may or may not continue in the future, and we are not guaranteed any minimum level of revenue from them. We cannot assure you that our revenue from our current customers will reach or exceed historical levels in any future period. The loss of one or more of our key customers, or fewer or smaller orders from them, would adversely affect our revenue.

        We have historically incurred operating losses and we may not achieve sustained profitability.

        Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception. For the years ended December 31, 2000 and 2001, we had operating losses of $51.3 million and $28.9 million, respectively, and net losses of $109.6 million and $116.5 million, respectively. As of March 28, 2004, we had an accumulated deficit of $512.1 million. Although we have achieved an operating profit and a net profit in each of the last two fiscal years, we cannot assure you that our revenue will continue to grow at its current rate or that we will be able to maintain profitability in the future.

        The market for products and services incorporating our map database is evolving and its rate of growth is uncertain.

        Our success depends upon our customers' abilities to successfully market and sell their products incorporating our database. Continued growth in the adoption of route guidance products in the automotive industry and in the consumer mobile devices industry (in products such as personal digital assistants, wireless telephones, personal navigation devices and laptop computers), additional technological improvements in wireless devices, such as inclusion of GPS capabilities in mobile devices and increases in functional memory, and continued development by our current and potential customers of dynamic navigation, route planning, location-based information, asset tracking and other geographic-related products and services incorporating our database, are critical to our future growth. If our customers do not continue to successfully develop and market new products and services incorporating our database, or the products that our customers develop and market do not meet consumer expectations, our revenue and operating results will be adversely affected.

        Growth in the market for vehicle navigation products and services historically has occurred first in Europe and then in North America. If the market growth in North America is not consistent with the growth we have experienced in Europe, our ability to grow our revenue will be adversely affected.

        Our product offering is not diversified and if we attempt to diversify, we may not be successful.

        Our map database is our principal product, and a substantial majority of our revenue is attributable to the licensing of our database for route guidance applications. Consequently, if the market for existing and new products and services incorporating our database declines or does not continue to grow, our business would be seriously harmed because we currently do not have additional products or services that would generate sufficient revenue to enable us to sustain our business while seeking new markets and applications for our database. In addition, any attempt by us to diversify our product and service offerings may not be successful and may cause us to divert resources and management attention away from our core business, which could adversely affect our financial position, reputation and relationships with our customers.

        If we are unable to manage our growth effectively, our profitability and ability to implement our strategy will be adversely affected.

        Our continued growth has and will continue to place significant demands on our managerial, operational and financial resources. To accommodate this growth and successfully execute our strategy, we will need to continue to hire additional qualified personnel and implement new or upgraded operating and financial systems and internal operating and financial controls and procedures throughout our company. Our inability to expand and integrate these additions and upgrades in an efficient and timely manner could cause our expenses to increase, revenue to decline and could otherwise adversely affect our profitability and ability to implement our strategy.

        We derive the majority of our revenue from the use of our map database in vehicle navigation systems and fluctuations in the condition of the automotive market may result in fluctuations in the demand for products incorporating our database.

        The use of our database in vehicle navigation systems, which we supply directly and indirectly to automobile manufacturers, historically has accounted for a substantial majority of our revenue. Approximately 82%, 82% and 83% of our revenue for the years ended December 31, 2001, 2002 and 2003, respectively, and approximately 85% of our revenue for the quarter ended March 28, 2004, were generated by the sale of our database for use in new automobiles equipped with navigation systems. Any significant downturn in the demand for these products would materially decrease our revenue. The automotive market historically has experienced fluctuations due to increased competition, economic conditions and circumstances affecting the global market for automobiles generally, and additional fluctuations are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

        Our profitability will suffer if we are not able to maintain our license fees.

        Our profitability depends significantly on the prices we are able to charge customers for our data and other services. The license fees we charge our customers are affected by a number of factors, including:

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  our customers' perception of the quality of our data and other products and services;

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  the proliferation of navigation applications in lower-cost products and services and market acceptance of those products and services;

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  our customers' expectations of lower license fees as a result of economies of scale, customer-imposed efficiency improvements and decreases in prices of hardware and software incorporating our database;

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  competition;

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  advances in technology that reduce the cost of geographic data acquisition;

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  introduction of new services or products by us or our competitors;

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  pricing policies of our competitors;

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  price sensitivity of end-users of navigation products and services; and

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  general economic conditions.

        Any one or a combination of these factors could cause a decline in our license fees and thus, adversely affect our revenue and profitability. In addition, the success of our pricing policies is based, in part, on our assessment of the evolution of the market for products and services incorporating navigation applications, which is uncertain, and our ability to correlate the price we charge for various uses of our database. If either our assessment of the market evolution or our price correlations turn out to be incorrect, then our revenue and profitability may be adversely affected.

        The automotive market and the market for mobile devices are highly competitive and manufacturers in these markets are continually looking for ways to reduce the costs of components included in their products in order to maintain or broaden consumer acceptance of those products. Because our map database is a component incorporated in automotive, wireless telephone and handheld navigational systems, we face pressure, from time to time, from our customers to lower our database license fees. We have in the past, and may in the future, need to lower our license fees to preserve customer relationships or extend use of our database to a broader range of products. To the extent we lower our license fees in the future, we cannot assure you that we will be able to achieve related increases in the use of our database or other benefits to offset fully the effects of these adjustments.

        In addition, increased competition has affected our ability to maintain the level of our prices. If price adjustments resulting from increased competition are not offset by increases in sales of our database, our revenue and profitability could be adversely affected.

        Increased competition could result in price reductions, reduced profit margins or loss of market share by us.

        The market for map information is highly competitive. We compete with other companies and governmental and quasi-governmental agencies that provide map information to a wide variety of users in a wide range of applications with varying levels of functionality.

        We currently have several major competitors in providing map information, including Tele Atlas N.V., Geographic Data Technology, Inc. (GDT) and numerous European governmental and quasi-governmental mapping agencies (e.g., Ordnance Survey in the United Kingdom) that license map data for commercial use. Tele Atlas offers detailed map data for Western Europe. In addition, GDT and Tele Atlas are now offering more detailed map data for the United States than previously had been available from those companies, which enhances their ability to compete with us in the United States market. In April 2004, Tele Atlas and GDT announced that the parties had entered into an agreement whereby Tele Atlas would acquire GDT. On June 28, 2004, Tele Atlas and GDT announced that the transaction had received U.S. antitrust clearance and is expected to close in July 2004. If the acquisition is completed, it may be more difficult for us to compete effectively with the combined company. Governmental and quasi-governmental agencies also are making more map data information available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database.

        In addition, some of our customers prefer to license data from several vendors in order to diversify their sources of supply and to maintain competitive and pricing pressures. Increased competition from our current competitors or new market entrants (which may include our customers), actions taken by our customers to diversify their sources of supply and increase pricing pressure, the proposed acquisition of GDT by Tele Atlas and other competitive pressures, may result in price reductions, reduced profit margins or loss of market share by us.

        Our dependence on our vehicle navigation systems manufacturer customers for compilation services could result in a material decrease in our revenue or otherwise adversely affect our business.

        For vehicle navigation systems, we rely on our vehicle navigation systems manufacturer customers to compile copies of our map database into their proprietary formats. This can be a time and labor intensive and complex process. In some cases, these customers also are responsible for distributing the compiled database to the automobile manufacturers. If these customers do not compile or distribute our map database in a timely manner and consistent with the requirements of the automobile manufacturers, our reputation and relationships with the automobile manufacturers could be adversely affected. In other cases, our navigation systems manufacturer customers compile our map database and then return a master copy to us. We then distribute copies of the database to the automobile manufacturers in exchange for a distribution fee. If these customers do not fulfill their obligations to us to compile our map database, or to the extent we have not entered into agreements clearly specifying their obligations or fail to do so in the future, we may not be able to satisfy our obligations to automobile manufacturers, which could result in our contractual liability to these automobile manufacturers, and would likely decrease our revenue and adversely affect our business. Our vehicle navigation systems manufacturer customers also could decide to not provide compilation services to us, which would prevent us from providing distribution services to the automobile manufacturers with respect to these customers' navigation systems, and would result in a material decrease in our revenue.

        We derive a significant portion of our revenue from our international operations and economic, political and other inherent risks of international operations may adversely affect our financial performance.

        We have approximately 110 field and administrative offices in 19 countries worldwide. We have substantial operations in Europe. Approximately 64%, 68% and 66% of our total revenue in 2001, 2002 and 2003, respectively, and approximately 69% of our total revenue during the quarter ended March 28, 2004 were attributable to our European operations. We expect a significant portion of our revenue and expenses will be generated by our European operations in the future. Accordingly, our operating results are and will continue to be subject to the risks of doing business in foreign countries, which could have a material adverse effect on our business. We also collect data in various foreign jurisdictions and outsource some software development and data production functions in foreign jurisdictions. The key risks to us of operating in foreign countries include:

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  reduced or inadequate intellectual property protections and/or high rates of intellectual property piracy in some jurisdictions;

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  multiple, conflicting, vague and changing laws and regulations, including tax laws, employment laws, governmental approvals, permits and licenses;

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  restrictions on the movement of cash;

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  general political and economic instability;

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  restrictions on the import and export of technologies;

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  price controls or restrictions on exchange of foreign currencies;

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  trade barriers, including tariffs and other laws and practices that favor local companies;

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  maintenance of quality standards for outsourced work; and

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  difficulties and costs in staffing and managing foreign subsidiary operations, including cultural differences.

        We expect to continue to expand internationally into other countries and regions, including into emerging economies, where we believe that many of these risks are increased.

        Currency translation risk and currency transaction risk may adversely affect our results of operations.

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally, the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

        Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. For the year ended December 31, 2003 and the quarter ended March 28, 2004, we generated approximately 66% and 69% of our total revenue, respectively, and incurred approximately 45% and 50% of our total costs, respectively, in foreign currencies. Our European operations reported revenue of $181 million and $55 million for the year ended December 31, 2003 and for the quarter ended March 28, 2004, respectively. For the year ended December 31, 2003, approximately $28 million (or approximately 10%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2002, with every $0.01 change in the exchange ratio of the euro against the dollar resulting in a $1.6 million change in our revenue and a $0.8 million change in our operating income. For the quarter ended March 28, 2004, approximately $6 million (or approximately 7%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to the same period in 2003, with every $0.01 change in the exchange ratio of the euro against the dollar resulting in a $0.4 million change in our revenue and a $0.2 million change in our operating income. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the United States or Europe. Given the volatility of exchange rates, we may not be able to effectively manage our currency translation and/or transaction risks, which may adversely affect our financial condition and results of operations.

        We are subject to income taxes in many countries because of our international operations and we exercise judgment in order to determine our provision for income taxes. Because that determination is an estimate, we cannot be certain that our income tax provisions and accruals will be adequate.

        We are subject to income taxes in many countries, jurisdictions and provinces. Our international operations require us to exercise judgment in determining our global provision for income taxes. Regularly, we make estimates where the ultimate tax determination is uncertain. While we believe our estimates are reasonable, we cannot assure you that the final determination of any tax audit or tax-related litigation will not be materially different from that reflected in our historical income tax provisions and accruals. The assessment of additional taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

        We may not generate sufficient future taxable income to allow us to realize our deferred tax assets.

        We have a significant amount of tax loss carryforwards and interest expense carryforwards that will be available to reduce the taxes we would otherwise owe in the future. We have recognized the value of a portion of these future tax deductions in our consolidated balance sheet at March 28, 2004. The realization of our deferred tax assets is dependent upon our generation of future taxable income during the periods in which we are permitted, by law, to use those assets. We exercise judgment in evaluating our ability to realize the recorded value of these assets, and consider a variety of factors, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which the evidence can be verified objectively. While we believe that sufficient positive evidence exists to support our determination that the realization of our deferred tax assets is more likely than not, we cannot assure you that we will have profitable operations in the future that will allow us to fully realize those assets.

        Increased governmental regulation may place additional burdens on our business and adversely affect our ability to compete.

        Although we do not believe governmental regulation has had a material effect on our business and operations to date, it is possible that we will experience the effects of increased regulation in the future. In the United States and Europe, the combination of heightened security concerns and the increase in the breadth and accuracy of our map database could result in more restrictive laws and regulations, such as export control laws, applicable to our database. In addition, automobile safety initiatives may result in restrictions on devices that use our database. As we continue to expand our geographic coverage, policies favoring local companies and other regulatory initiatives may result in export control laws and other restrictions on our ability to access, collect and use map data or otherwise conduct business in various countries throughout the world. Our failure to comply with local policies and regulations could result in a number of adverse consequences, including loss of access to map data, restrictions or prohibitions on our use of map information, financial penalties, criminal sanctions or loss of licenses or other authority to do business in those jurisdictions. Any of these occurrences could adversely affect our ability to complete, improve, license or distribute our database, which could result in a competitive disadvantage for us and the possible loss of customers and revenue.

        If we cannot retain our existing management team or attract and retain highly skilled and qualified personnel, our business could be adversely affected.

        Our success depends to a significant degree on the skills, experience and efforts of our current executive officers, including Judson C. Green, President and Chief Executive Officer, David B. Mullen, Executive Vice President and Chief Financial Officer, John K. MacLeod, Executive Vice President, Global Marketing and Strategy and M. Salahuddin Khan, Senior Vice President, Technology & Development and Chief Technology Officer and our other key employees, including management, sales, support, technical and services personnel. Qualified employees are in high demand throughout technology-based industries, and our future success depends in significant part on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

        If we fail to adapt our map database to changes in technology, we could lose our existing customers and be unable to attract new business.

        The market for products and services incorporating digital map information is evolving and is characterized by rapid technological change, changes in customer requirements, the introduction of new products and services and enhancements to existing products and services. Although our database currently can be used by our customers in a wide variety of applications, we will need to be able to maintain the compatibility of our map database with new products and services introduced as a result of technological changes. If we are unable to do so, demand for our database could decline and our revenue would be adversely affected.

        If we fail to establish and maintain relationships with third party sources of data used in our map database, our business is likely to suffer.

        We depend upon third party sources for data to build, maintain and enhance our database. In certain cases, this data is readily available only from limited third party sources and/or at significant cost. We cannot assure you that we will be successful in maintaining our relationships with our current third party sources or that we will be able to continue to obtain data from them on acceptable terms or at all. We also cannot assure you that we will be able to obtain data from alternative sources if our current sources become unavailable. In some cases, we may obtain data on less favorable terms in order to satisfy our customers' requirements. In addition, we may be unable to obtain data from additional sources that would allow us to enhance our existing coverage and expand our geographic coverage. Our rights to use any data we obtain may be limited in scope and duration and subject to various other terms and restrictions that may reduce its usefulness to us. Our inability to obtain data from our current sources or additional or alternative sources, or to use the acquired data for our intended purposes, may impair or delay the further development, updating and distribution of our database. Any impairments or delays may adversely affect our relationships with our customers and cause us to lose revenue. Further, if we must pay more for the data than we have in the past or acquire data on unfavorable terms to satisfy customer requirements, our profitability may be adversely affected.

        If our customers do not accurately report the amount of license fees owed to us, we will not receive all of the revenue to which we are entitled.

        Except with respect to our automobile manufacturer customers for whom we make and distribute copies of our database, we rely on our customers to report the amount of license fees owed to us under our agreements with them. The majority of our agreements, including those with our key customers, give us the right to audit their records to verify this information. However, these audits can be expensive, time-consuming and possibly detrimental to our ongoing business relationships with our customers. As a result, to date we have only audited a small number of customers in any given year and have relied primarily on the accuracy of our customers' reports. To the extent those reports are inaccurate, the revenue we collect from our customers could be materially less than the amount we should be receiving from them. Though we believe the revenue lost from underreporting has not been material historically, we cannot estimate the impact of underpayments in the future.

        Errors or defects in the database we deliver to customers may expose us to risks of product liability claims and adversely affect our reputation, which could result in customer loss, decreased revenue, unexpected expenses and loss of market share.

        The use of our data in route guidance products and other navigation products and applications involves an inherent risk of product liability claims and associated adverse publicity. Claims could be made by our customers if errors or defects result in failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors or defects in our map database. Our potential exposure may increase as products and services incorporating our map database begin to be used more widely in emergency response or other safety-

related applications and as the information included in earlier versions of our map database becomes dated or obsolete. In addition, errors or defects in our database may require us to participate in product recalls, or cause us to voluntarily initiate a recall in order to maintain good customer relationships.

        Product liability claims present a risk of protracted litigation, substantial money damages, attorneys' fees, costs and expenses, and diversion of management's attention from the operation of our business. Although we have not had any product liability claims brought against us to date, we cannot assure you that claims will not be brought in the future. We attempt to mitigate the risks of product liability claims through the use of disclaimers, limitations of liability and similar provisions in our license agreements; however, we cannot assure you that any of these provisions will prove to be effective barriers to claims. Recalls also may be costly and divert management's attention from the operation of our business. In some circumstances, we are contractually obligated to indemnify our customers for liabilities, costs and expenses arising out of product liability claims. Providing indemnification or contesting indemnification claims from our customers may result in our incurring substantial costs and expenses. In some cases, purchase orders submitted by our customers purport to incorporate certain customer-favorable contractual terms and conditions which, if given effect, could increase our potential product liability and recall liability exposure. In addition, adverse publicity may reduce our customers' willingness to incorporate our database and related applications into their products, which would adversely affect our revenue.

        Our inability to adequately protect our map database property could enable others to market databases with similar coverage and features that may reduce demand for our database and adversely affect our revenue.

        We rely primarily on a combination of copyright laws, trade secrets, patents, database laws and contractual rights to establish and protect our intellectual property rights in our database, software and related technology. We cannot assure you that the steps we have taken or will take to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of databases, software or technologies that are substantially equivalent or superior to ours, and even if we discover evidence of infringement, misappropriation or intellectual property piracy, our recourse against them may be limited or could require us to pursue litigation, which could involve substantial attorneys' fees, costs and expenses and diversion of management's attention from the operation of our business. Our database is a compilation of public domain, licensed, otherwise-acquired and independently developed information obtained from various sources such as aerial photographs, commercially available maps and data, government records, other data sources and field observation. Current or potential competitors may be able to use publicly available sources of information and techniques similar to ours to independently create a database containing substantially the same information as our database. Any of these events likely would harm our competitive position.

        The laws of some countries in which we operate do not protect our intellectual property rights to the same extent as the laws of other countries. For example, although our database and software are protected in part by copyright, database and trade secret rights, copyright protection does not extend to facts and legislative database protections that relate to compilations of facts currently exist only in certain countries of Europe and do not exist in the United States or Canada. In addition, as we continue to expand our geographic coverage outside of North America and Europe, there may be little or no intellectual property protection and increased rates of piracy. Further, we recently have begun to outsource some software development and data production functions to third parties located in foreign countries where we believe there is an increased risk of infringement, misappropriation and piracy and an increased possibility that we may not be able to enforce our contractual and intellectual property rights.

        Copies of our database that are distributed to end-users do not always include effective protection against unlawful copying. While we attempt to stop data piracy, our database is sometimes illegally copied and sold through auction sites and other channels.

        We may face intellectual property infringement claims that could be time consuming, costly to defend and result in our loss of significant rights.

        Due to the uncertain and developing nature of this area of intellectual property law, we cannot assure you that claims of infringement or similar claims will not be asserted against us. Various public authorities and private entities claim copyright or other ownership of or protection with respect to certain data and map information that we use in our database. Although our general policy is to seek to obtain licenses or other rights where necessary or appropriate, we cannot assure you that we have obtained or will be successful in obtaining all of these licenses or rights. In the event that claims are asserted against us, we may be required to obtain one or more licenses from third parties. We may or may not be able to obtain those licenses at a reasonable cost or at all. Also, if we are found to have infringed the intellectual property rights of a third party, we may be subject to payment of substantial royalties or damages, or enjoined or otherwise prevented from marketing part or all of our database, software or related technologies and/or products which would incorporate our database, software or related technologies, any of which could cause us to lose revenue, impair our customer relationships and damage our reputation.

        We also claim rights in our trademarks and service marks. Certain of our marks are registered in the United States, Europe and elsewhere and we have filed applications to register certain other marks in these jurisdictions. Marks of others that are the same or similar to certain of our marks currently exist or may exist in the future. We cannot assure you that we will be able to continue using certain marks or that certain of our marks do not infringe the marks of others. We have licensed others to use certain of our marks in connection with our database and software and expect to continue licensing certain of our marks in the future. Licensees of our marks may take actions that might materially and adversely affect the value of our marks or reputation.

        Our intellectual property indemnification practices and potential obligations may adversely affect our business.

        Our license agreements with our customers generally contain indemnification provisions which, in certain circumstances may require us to indemnify our customers for liabilities, costs and expenses arising out of violations of intellectual property rights. These indemnification provisions and other actions by us may result in indemnification claims or claims of intellectual property right infringement. In some instances, the potential amount of the indemnities may be greater than the revenue we receive from the customer. Any indemnification claims or related disputes or litigation, whether ultimately we are or are not required to provide indemnification, could be time-consuming and costly, damage our reputation, prevent us from offering some services or products, or require us to enter into royalty or licensing arrangements, which may not be on terms favorable to us.

        Our technology systems may suffer failures and business interruptions that could increase our operating costs and cause delays in our operations.

        Our operations face the risk of systems failures. Although we believe we have sufficient disaster recovery plans and redundant systems in place, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, computer hardware and software failure, telecommunications failure, computer hacking break-ins and similar events. The occurrence of a natural disaster or unanticipated problems with our technology systems at our production facility in Fargo, North Dakota, at the location of the mainframe computer that stores our map database or at our offices in Chicago, Illinois and Veldhoven, The Netherlands could cause interruptions or delays in the ongoing development and enhancement of our map database and related software, and inhibit our ability to timely deliver our database to our customers, which in turn could cause us to lose customers or revenue. Our technology systems may also be subject to capacity constraints which would cause increased operating costs in order to overcome these constraints.

        In addition, we are in the process of migrating our computer systems related to our database to a new platform, and during this process we are incurring both the costs associated with the migration and of maintaining our legacy systems. While we cannot assure you that there will not be unanticipated costs, we do not believe that the costs associated with the migration will be material to our results of operations. Hardware failure or software errors occurring in our legacy systems or during repair or after the completion of this migration could result in errors in our database, which could cause us to have to repair and re-ship our database to some customers and hinder our ability to timely deliver our database to our customers. Repairs and reshipments of our data could result in a material increase in our operating costs and subject us to liability from our customers and end-users. Delays in completing the migration also could inhibit our ability to enhance and improve our database, which could adversely affect our ability to compete.

        We are required to achieve and maintain various quality assurance standards, and if we are unable to do so, our key customers may not do business with us.

        Many of our customers, particularly those in the automotive industry, require their suppliers to maintain certain quality assurance standards and certifications, including those pursuant to the ISO series of international standards. Although we have achieved many of these certifications, we cannot assure you that we will be able to continue to meet these standards in the future or that our customers will not require us to obtain and maintain certifications under different or more stringent standards in the future, which we may or may not be able to accomplish. If we are unable to do so, those customers may refuse to do business with us, which could materially reduce our revenue and adversely affect our reputation.

        Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

        We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting policies. A change in those accounting principles or interpretations could have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced or adopted.

        Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting certain aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. There has been ongoing public debate whether employee stock options should be recognized as compensation expense and, if so, how to properly value these charges. Although standards have not been finalized, and the timing of a final statement has not been established, the FASB has announced preliminary guidance for expensing stock option grants based upon their fair value at the time of grant. If we elect or were required to change our accounting policy and record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges.

Risk Related to
Our Relationship with Philips

        Following this offering, Philips will continue to own a significant portion of our common stock and may exercise significant influence over us, and its interests may differ from those of our other stockholders.

        Philips B.V. is our principal stockholder. As of June 1, 2004, Philips B.V. held approximately 83% of the issued and outstanding shares of our common stock. Following this offering, Philips will continue to own approximately    % of our issued and outstanding common stock, or    % if the underwriters exercise their overallotment option in full. As a result, Philips B.V. could delay or prevent a change in control of us that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

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  the election of directors;

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  any amendment of our certificate of incorporation or bylaws;

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  the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

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  the defeat of any non-negotiated takeover attempt.

In taking any of these actions, Philips B.V. may act in its own interest, which may conflict with or be unfavorable to the interests of our other stockholders.

        By exercising its registration rights and selling a large number of shares, our principal stockholder could cause the price of our common stock to decline and impede our ability to raise capital through the issuance of equity securities in the future.

        Philips holds certain registration rights that allow it to require us to register its shares of our common stock for sale under the Securities Act. Pursuant to these "demand" rights, Philips may require us to register some or all of its shares as many as four times following completion of this offering, subject to Philips' agreement with the underwriters in this offering not to demand any registrations or sell any shares of our stock that it holds for the 180-day period following the closing of this offering, subject to certain exceptions. In addition to these demand registration rights, if we propose to register any shares of our common stock for public sale under the Securities Act, either for our own account or the account of any other person, Philips may require that we include some or all of its shares in that registration. Including Philips' shares in such a registration does not reduce the number of times it may require us to register its shares pursuant to its "demand" rights. We are obligated to pay all of the expenses incurred in connection with any of these demand registrations (other than underwriting commissions or discounts and legal expenses of Philips). In addition, in order to fulfill our obligations to effect these registrations, our senior management must devote substantial time and effort to the registration process. The registration rights will terminate upon the earlier to occur of (i) the date that is five years after the offering contemplated by this prospectus or (ii) the date on which Philips is able to sell the shares held by it within a 180-day period under Rule 144 of the Securities Act. Although Philips has not informed us of its intention with respect to making additional registration requests, sales of substantial amounts of our common stock by Philips, or the perception that these sales may occur, through a registered offering or otherwise, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future.

        In connection with this offering, we and Philips will enter into a separation agreement to terminate certain services and programs provided to us by or through Philips. As a result, we may lose operating expense savings and other benefits.

        We have obtained software, software-related consulting services, treasury services, tax consulting services, insurance services and purchasing services on favorable terms through our participation in Philips' programs, which we believe have resulted in operating expense savings for us of approximately $2.0 to $2.5 million per year. Following this offering, Philips will own less than 50% of our common stock. We and Philips will enter into a separation agreement to, among other things, terminate these services and programs provided to us by or through Philips. As a result, we will no longer obtain software, software-related consulting services, treasury services, tax consulting services and insurance from or through Philips and we will only be able to continue to participate in certain Philips' purchasing programs until December 31, 2004. In some instances, due to vendor-imposed ownership threshold requirements, we will be unable to participate in certain other Philips' purchasing programs following the completion of the offering. Following the termination of those services and programs, to the extent we are unable to obtain goods and services at prices and/or on terms as favorable as those currently available to us, we will incur increased operating expenses which could adversely affect our financial condition and results of operations.

        Our directors who own Philips common stock or options to acquire Philips common stock or who hold positions with Philips may have potential conflicts of interest.

        Ownership of Philips common stock, options to acquire Philips common stock and other equity securities by our directors after this offering and the presence of Philips officers on our board of directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for Philips than they do for us. At this time, we have not established any procedural mechanisms to address actual or perceived conflicts of interest of these directors, although we expect that our board of directors, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis.

        Sales of our stock by Philips B.V. or other stockholders could reduce our ability to use our net operating losses.

        We have incurred net operating losses in prior years that we intend to use in future years to reduce our income taxes as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Income Taxes." Because of certain tax regulations, the amount of net operating losses that we can use may become limited under certain circumstances, including a cumulative stock ownership change of more than 50% at any time during any three-year period. Under the applicable tax regulations, an ownership change occurs if, as of a measurement date, the increase in the ownership of our stock by certain stockholders during the prior three years, when added together, totals more than 50% of our equity. In the event of such an ownership change, we may need to pay taxes earlier or in larger amounts than would be the case if all of our net operating losses were available to reduce income taxes without restriction.

Risks Related to this Offering and
Your Ownership of Our Common Stock

        Our stock price may decline due to sales of shares by our other stockholders.

        Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. All shares sold in this offering and all of our other outstanding shares of common stock will be freely transferable without restriction or further registration under the Securities Act of 1933, subject to restrictions that may be applicable to our "affiliates," as that term is defined in Rule 144 of the Securities Act and subject to the 180-day "lock-up" restrictions described in the "Underwriting" section of this prospectus. Shares issuable upon exercise of our options also may be sold in the market in the future, subject to restrictions on resale following underwritten offerings contained in some of our option agreements, and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock.

        There has been no prior market for our common stock, and it may trade at prices below the initial public offering price.

        Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which a trading market for our common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the selling stockholders and the representatives of the underwriters based on factors that may not be indicative of future performance, and may not bear any relationship to the price at which our common stock will trade upon completion of this offering.

        Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

        The price of our common stock after the offering may fluctuate widely, depending upon many factors, including the market's perception of our prospects and those of geographic data providers in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general economic or market conditions and broad market fluctuations. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Stock prices for technology-related companies have experienced significant price and volume volatility. Companies that experience volatility in the market price of their securities often are subject to securities class action litigation. This type of litigation, if instituted against us, could result in substantial costs and divert management's attention and resources away from our business. In addition, our common stock may not be traded actively following this offering. An illiquid market for our common stock may result in lower trading prices and increased volatility, which could adversely affect the value of your investment.

        Our quarterly revenue and operating results are difficult to predict and if we do not meet quarterly financial expectations our stock price may experience increased volatility.

        Our quarterly revenue and operating results are difficult to predict due to a variety of factors, including the timing of purchases by our customers, the introduction of new products or services by them incorporating our map database and changes in our pricing policies or those of our competitors. These or other factors, many of which are beyond our control, may result in this unpredictability continuing in the future. This could cause our operating results in some quarters to vary from market expectations and lead to volatility in our stock price.

        If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

        As a new investor, you will experience immediate and substantial dilution.

        Our net tangible book value at March 28, 2004 was approximately $230.6 million, or approximately $2.74 per share. Net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the special cash dividend that was paid to common stockholders on June 18, 2004, and the exercise of warrants held by Philips on April 28, 2004, the pro forma net tangible book value as of March 28, 2004 was approximately $183.9 million, or $2.10 per share. The initial public offering price of the common stock being sold by the selling stockholders in this offering is considerably more than the pro forma net tangible book value per share of our outstanding common stock. Accordingly, if you purchase shares in this offering you will suffer immediate dilution of $19.40 per share in net tangible book value, based on an assumed initial offering price of $21.50 per share of common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You may suffer additional dilution to the extent outstanding options to purchase shares of our common stock are exercised.

        We may require additional capital in the future, which may not be available to us. Sales of our equity securities to provide this capital may dilute your ownership in us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  take advantage of expansion opportunities;

  •
  acquire complementary businesses or technologies;

  •
  develop new services and products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us. Historically, we have relied on significant debt and equity financing from Philips to operate our business. Philips is not under any obligation to provide financing to us on terms favorable to us or at all in the future. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

        We do not intend to pay dividends for the foreseeable future.

        Except for a special cash dividend that was paid to our common stockholders on June 18, 2004, we have never declared or paid any cash dividends on our common stock. Payment of future cash dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and any limitations on dividend payments included in any financing or other agreements that we may be party to at the time. Our existing credit facility currently restricts our ability to pay dividends. Consequently, investors cannot rely on dividend income and your opportunity to achieve a return on your investment in our common stock will likely depend entirely upon any future appreciation in the price of our stock. There is no guarantee that the price of our common stock will appreciate after this offering or that the price at which you purchased your shares will be maintained.

        Delaware law and our certificate of incorporation and bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.

        Certain provisions of our certificate of incorporation and bylaws that will be in effect upon completion of this offering and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

  •
  the ability by our board of directors to issue preferred stock with voting or other rights or preferences;

  •
  our stockholders may only take action at a meeting of our stockholders and not by written consent; and

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  our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders.

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "may," "will," "should" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecast in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements. You should read this prospectus, and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, with the understanding that actual future results and events may be materially different from what we currently expect.

        The forward-looking statements included in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

        This prospectus also contains or refers to market data and industry statistics, forecasts and projections that we obtained from industry publications and publicly-available data. These sources generally indicated that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of their information. We do not guarantee, and we have not independently verified, this information. Accordingly, you should not place undue reliance on this information.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the common stock by the selling stockholders in this offering.

DIVIDEND POLICY

        Except for a special cash dividend that was paid to our common stockholders on June 18, 2004, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. In addition, our wholly-owned operating subsidiary for North America may not pay any dividends with respect to any shares of any class of its capital stock in accordance with its existing revolving credit agreement. This restriction, along with other restrictions contained in the revolving credit agreement, materially limit our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and in accordance with the revolving credit agreement. Our ability to pay dividends also may be limited by financing or other agreements that we may enter into in the future.

        In April 2004, our Board of Directors considered the payment of a special dividend to stockholders as a means to provide a return on investment to our long-term investors. After taking into account our financial condition, recent financial performance and short-term cash requirements, our Board of Directors declared a special cash dividend to our common stockholders of record as of April 19, 2004 in the amount of approximately $47.2 million, which was paid on June 18, 2004.

CAPITALIZATION

        The following table sets forth our capitalization as of March 28, 2004. The "As Adjusted" amounts reflect a special cash dividend in the amount of approximately $47.2 million that was paid on June 18, 2004 to our common stockholders of record as of April 19, 2004, the issuance of 3,384,286 shares of our common stock to Philips pursuant to the exercise of its warrants on April 28, 2004 and the payment of the estimated expenses of this offering. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

(In thousands, except per share amounts)

	March 28, 2004
	Actual	As Adjusted
Cash and cash equivalents	$2,371	2,371
Cash on deposit with affiliate	65,029	17,744

Total cash, cash equivalents and cash on deposit with affiliate	$67,400	20,115

Long-term debt	$—	—
Stockholders' equity:
Common stock, par value $0.001 per share, 400,000 shares authorized, 84,203 shares issued and outstanding (and 87,621 shares issued and outstanding upon completion of this offering)	$1,179	1,226
Additional paid-in-capital	767,993	721,261
Note receivable for common stock	(219)	(219)
Deferred stock compensation expense	(2,131)	(2,131)
Accumulated other comprehensive loss	(24,142)	(24,142)
Accumulated deficit	(512,061)	(512,661)

Total stockholders' equity	230,619	183,334

Total capitalization	$230,619	183,334

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data have been derived from our historical financial statements. The selected historical financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, appearing elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected historical consolidated financial data as of March 28, 2004 and for the quarters ended March 30, 2003 and March 28, 2004 have been derived from unaudited interim financial statements appearing elsewhere in this prospectus and, in the opinion of management, contain all adjustments necessary to present fairly the information set forth below. The historical results presented below are not necessarily indicative of the results to be expected in any future period. It is important that you read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 of this prospectus.

	Year Ended December 31,					Quarter Ended
	1999	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenue	$51,088	82,195	110,431	165,849	272,623	52,035	79,465
Operating costs and expenses:
Database licensing and production costs	72,862	79,548	82,343	92,499	125,841	23,586	40,435
Selling, general and administrative expenses	57,168	53,966	56,979	63,422	83,024	16,821	23,096

Total operating costs and expenses	130,030	133,514	139,322	155,921	208,865	40,407	63,531

Operating income (loss)	(78,942)	(51,319)	(28,891)	9,928	63,758	11,628	15,934
Interest income (expense), net(1)	(41,199)	(57,743)	(17,383)	(668)	380	30	142
Other income (expense), net(1)	(854)	(506)	(70,235)	—	6,163	4,119	(347)

Income (loss) before income taxes	(120,995)	(109,568)	(116,509)	9,260	70,301	15,777	15,729
Income tax benefit (expense)(2)	—	—	—	(1,105)	165,514	(300)	(6,010)

Net income (loss)	(120,995)	(109,568)	(116,509)	8,155	235,815	15,477	9,719
Cumulative preferred stock dividends	—	—	(91,417)	(110,464)	—	—	—

Net income (loss) applicable to common stockholders	$(120,995)	(109,568)	(207,926)	(102,309)	235,815	15,477	9,719

Earnings (loss) per share of common stock:
Basic	$(4.45)	(3.87)	(7.31)	(2.41)	2.81	0.18	0.12

Diluted	$(4.45)	(3.87)	(7.31)	(2.41)	2.69	0.18	0.11

Weighted average shares used in per share computation:
Basic	27,190	28,333	28,441	42,446	84,062	83,984	84,178
Diluted	27,190	28,333	28,441	42,446	87,593	87,030	91,125

	As of December 31,
						As of March 28, 2004
	1999	2000	2001	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,997	7,516	7,506	9,427	1,982	2,371
Cash on deposit with affiliate	—	—	5,000	10,000	65,307	65,029
Working capital (deficit)	(25,597)	(24,481)	(16,388)	(8,633)	77,653	106,709
Deferred income tax assets(2)	—	—	—	—	170,942	163,982
Total assets	22,220	51,263	62,476	80,327	325,185	358,953
Long-term debt(1)	237,632	339,733	—	—	—	—
Total stockholders' equity (deficit)(1)	(259,360)	(345,908)	3,571	11,237	217,911	230,619
	Year Ended December 31,					Quarter Ended
	1999	2000	2001	2002	2003	March 30, 2003	March 28, 2004
	(In thousands)
Consolidated Statement of Cash Flow Data:
Cash flow provided by (used in) operating activities	$(60,888)	(45,602)	(11,501)	22,234	65,948	3,320	4,745
Capital expenditures	(2,697)	(10,314)	(5,119)	(2,156)	(9,269)	(483)	(1,776)
Capitalized software development costs	—	(7,848)	(10,773)	(10,027)	(9,966)	(2,581)	(2,911)

Total capital expenditures and capitalized software development costs	(2,697)	(18,162)	(15,892)	(12,183)	(19,235)	(3,064)	(4,687)
Depreciation and amortization	3,345	5,193	8,541	10,563	12,030	2,830	2,896
Amortization of goodwill	11,677	—	—	—	—	—	—

(1)
Our outstanding borrowings with Philips were extinguished in exchange for preferred stock during 2001. We recognized a loss on the extinguishment of $69,568, which is reflected in other income (expense), net for 2001.

(2)
During 2003, a portion of the valuation allowance on deferred tax assets was reversed, resulting in a benefit of $168,752.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1 of this prospectus. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should specifically consider the various risk factors set forth under "Risk Factors" beginning on page 8 of this prospectus that could cause results to differ materially from those expressed in these forward-looking statements.

Overview

General

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based information and other geographic information products and services to consumer and commercial users.

Revenue

        We generate revenue primarily through the licensing of our database in North America and Europe. Revenue grew 50.2% and 64.4% in 2002 and 2003, respectively, and 52.7% in the first quarter of 2004 as compared to the corresponding prior period. The largest portion of our revenue comes from digital map data used in self-contained hardware and software systems installed in vehicles. We believe that there are two key market factors that affect our performance with respect to this revenue: the number of automobiles sold for which navigation systems are either standard or an option ("adoption") and the rate at which car buyers select navigation systems as an option ("take-rate").

        The adoption of navigation systems in automobiles and the take-rates have increased during recent years and we expect that these will continue to increase for at least the next few years as a result of market acceptance by our customers of products and services that use our database. As the adoption of navigation systems in automobiles and the take-rates increase, we believe each of these can have a positive effect on our revenue, subject to our ability to maintain our license fee structure and customer base.

        In addition, the market for products and services that use our database is evolving, and we believe that much of our future success depends upon the development of markets for a wider variety of products and services that use our database. This includes growth in GPS-enabled mobile devices, such as personal navigation devices, personal digital assistants, wireless telephones and other products and services that use digital map data. While use of our map database in wireless telephones and in location-based products and services is still largely in development and just beginning to enter the marketplace, there are a number of personal digital assistants and personal navigation devices currently on the market in both Europe and North America that use our map database for turn-by-turn route guidance, including products offered by Garmin, Hewlett-Packard and Thales. Our revenue growth is driven in part by the rate at which consumers and businesses purchase these products and services, which in turn is affected by the availability and functionality of such products and services. We believe that both of these factors have increased in recent years and will continue to increase for at least the next few years. However, even if these products and services continue to be developed and marketed by our customers and gain market acceptance, we may not be able to license the database at prices that will enable us to maintain profitable operations. Moreover, the market for map information is highly competitive, and competitive pressures in this area may result in price reductions for our database, which could materially adversely affect our business and prospects.

        We have also experienced, and expect to continue to experience, difficulty in maintaining the license fees we charge for our digital map database due to a number of factors, including automotive and mobile device customer expectations of continually lower license fees each year and a highly competitive environment. Two of our principal competitors, Tele Atlas and GDT, have recently announced that they have entered into an agreement whereby Tele Atlas would acquire GDT subject to U.S. anti-trust clearance. If the acquisition is completed, there may be additional price pressure on our license fees in order for us to compete effectively with the combined company. In addition, governmental and quasi-governmental entities are increasingly making map data information with higher quality and greater coverage available free of charge or at lower prices. Customers may determine that the data offered by such entities is an adequate alternative to our map database for some of their applications. Additionally, the availability of this data may encourage new entrants into the market by decreasing the cost to build a map database similar to ours. In response to these pressures, we are focused on:

  •
  Offering a digital map database with superior quality, detail and coverage;

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  Providing value-added services to our customers such as distribution services, and technical and marketing support; and

  •
  Enhancing and extending our product offering by adding additional content to our map database such as integrated real-time traffic data, enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance, and enriched points of interest, such as restaurant reviews, hours of operation and parking availability.

We also believe that in the foreseeable future the effect on our revenue and profitability as a result of any decreases in our license fees will be offset by volume increases as the market for products and services that use our database grows, although we cannot assure you that these increases will occur.

Operating Expenses

        Our operating expenses are comprised of database licensing and production costs and selling, general and administrative expenses. Database licensing and production costs primarily include the purchase and licensing of source maps and employee compensation related to the construction, maintenance and delivery of our database.

        Selling, general and administrative expenses primarily include employee compensation, marketing, facilities and other administrative expenses. Our operating expenses have increased as we have made investments related to the development, improvement and commercialization of our database. Our operating expenses grew 11.9% and 34.0% in 2002 and 2003, respectively, and 57.2% in the first quarter of 2004, as compared to the corresponding prior period. Operating expenses as a percentage of revenue were 126%, 94% and 77% in 2001, 2002 and 2003, respectively and 80% in the first quarter of 2004. We anticipate that operating expenses will continue to increase as our growth and development activities continue, including further development and enhancement of our database and increasing our sales and marketing efforts.

        During the second quarter of 2004, we granted to our President and Chief Executive Officer approximately 619 restricted stock units. On the date of this prospectus, we expect to grant to certain of our directors and employees an aggregate of 144 restricted stock units (based on an assumed initial public offering price of $21.50 per share) under our 2001 Stock Incentive Plan. We expect to record total compensation expense in the amount of approximately $13,000 related to the restricted stock unit grant to our President and Chief Executive Officer and approximately $3,100 related to the restricted stock unit grants to such other employees and directors, of which we expect to record approximately $6,000 for the remainder of 2004.

        We have obtained software, software-related consulting services, treasury services, tax consulting services, insurance services and purchasing services on favorable terms through our participation in Philips' programs, which we believe have resulted in operating expense savings for us of approximately $2,000 to $2,500 per year. As a result of Philips' ownership dropping below 50% upon the completion of this offering, we will no longer obtain software, software-related consulting services, treasury services, tax consulting services and insurance from or through Philips and we will only be able to continue to participate in certain Philips' purchasing programs until December 31, 2004. In some instances, due to vendor-imposed ownership threshold requirements, we will be unable to participate in certain other Philips' purchasing programs following the completion of the offering. To the extent we are unable to obtain goods and services at prices and/or on terms as favorable as those currently available to us, we expect that we will incur increased operating expenses in future periods.

Income Taxes

        As of December 31, 2003, we had U.S. net operating loss carryforwards for Federal and state income tax purposes of approximately $201,737 and $78,144, respectively. The difference between the Federal and state loss carryforwards relate to certain limitations applicable to us because our principal operations were previously located in California. These include a 50% limitation on California loss carryforwards, capitalized research and development costs for California income tax purposes and a five-year limit on California net operating loss carryforwards. Net operating loss carryforwards are available to reduce future taxable income subject to expiration. Various amounts of our net operating loss carryforwards expire, if not utilized, each year until 2023. The following table details the timing of the expiration of our net operating loss carryforwards:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards
2004	$—	$1,472
2005	—	2,907
2006	—	601
2007	—	713
2008	15,492	346
Thereafter through 2023	$186,245	$72,105

	$201,737	$78,144

        As of December 31, 2003, we also had net operating loss carryforwards in Europe and Canada of approximately $258,956 and $1,407, respectively. The European loss carryforwards have no expiration date and the Canadian loss carryforwards generally have a seven-year carryforward period.

        Prior to 2003, we had fully provided a valuation allowance for the potential benefits of the net operating loss carryforwards mentioned above and interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized. During 2003, we reversed the valuation allowance related to the net operating loss carryforwards and other temporary items as we believe it is now more likely than not that we will be able to use the benefit to reduce future tax liabilities. The reversal resulted in recognition of an income tax benefit of $168,752 in 2003 and an increase in the deferred tax asset on the consolidated balance sheet. In the first quarter of 2004, we recorded our income tax provision based on our pretax income and our expected tax rate for the full year, and will continue to do so in future periods.

        In addition, as of December 31, 2003, we had U.S. interest expense carryforwards for both Federal and state income tax purposes of approximately $215,963. As of December 31, 2003, we had fully reserved the interest expense carryforwards as we believed it was more likely than not that the benefits would not be realized.

        Philips will relinquish their controlling interest in us after this offering. At that time, we will reevaluate whether it is more likely than not that the tax benefit associated with our net operating loss carryforwards and our interest expense carryforwards will be realized.

Cash and Liquidity

        Prior to the year ended December 31, 2002, we had been unprofitable on an annual basis since our inception, and, as of March 28, 2004, we had an accumulated deficit of $512,061. We had historically financed our operations with borrowings from Philips and the sale of preferred stock to Philips. Philips has no obligation to provide us with any additional financing in the future.

        As of March 28, 2004, our balance of cash, cash equivalents and cash on deposit with Philips was $67,400, an increase of $111 from December 31, 2003. In addition, we have generated positive cash flow from operations for the past nine quarters. After giving effect to the special cash dividend that was paid to our common stockholders on June 18, 2004, our balance of cash, cash equivalents and cash on deposit with Philips was reduced by approximately $47,159.

Foreign Currency Risk

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. Substantially all of our international expenses and revenue are denominated in foreign currencies, principally the euro. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in Europe and other foreign markets in which we have operations. Accordingly, fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency in which it receives revenue and pays expenses.

        Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a foreign currency derivative instrument to hedge certain foreign currency exposures related to intercompany transactions. See "—Quantitative and Qualitative Disclosures About Market Risk." For the year ended December 31, 2003 and the quarter ended March 28, 2004, we generated approximately 66% and 69% of our total revenue, respectively, and incurred approximately 45% and 50% of our total costs, respectively, in foreign currencies. Our European operations reported revenue of $180,959 for the year ended December 31, 2003 and $54,567 for the quarter ended March 28, 2004. For the year ended December 31, 2003, approximately $27,700 (or approximately 10%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to 2002, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $1,600 change in our revenue and a $800 change in our operating income. For the quarter ended March 28, 2004, approximately $5,600 (or approximately 7%) of our revenue was a result of an increase in the exchange rate of the euro against the dollar, as compared to the same period in 2003, with every one cent change in the exchange ratio of the euro against the dollar resulting in a $400 change in our revenue and a $200 change in our operating income. Our analysis does not consider the implications that these fluctuations could have on the overall economic activity that could exist in such an environment in the United States or Europe.

Customer Concentration

        Material portions of our revenue have been generated by a small number of customers, and we expect that a small number of customers will account for a material portion of our revenue in the future. Approximately 29% of our revenue for the quarter ended March 28, 2004 was from two customers, accounting for approximately 20% and 9%, respectively, of our revenue. Approximately 29% of our revenue for the year ended December 31, 2003 was from two customers, accounting for approximately 18% and 12%, respectively, of our revenue. Approximately 28% of our revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of our revenue. Approximately 30% of our revenue for the year ended December 31, 2001 was from two customers, accounting for 19% and 11%, respectively, of our revenue. Our top fifteen customers accounted for approximately 80%, 75% and 75% of our revenue for the years ended December 31, 2001, 2002 and 2003, respectively, and approximately 75% of our revenue for the quarter ended March 28, 2004.

        The majority of our significant customers are automobile manufacturers and suppliers to automobile manufacturers. Conditions in the market for new automobiles generally and conditions affecting specific automobile manufacturers and suppliers may affect sales of vehicle navigation systems incorporating our database. Fluctuations in the automotive market have occurred in the past and are likely to occur in the future. To the extent that our future revenue depends materially on sales of new automobiles equipped with navigation systems enabled by digital maps, our business may be vulnerable to these fluctuations.

Reverse Stock Split

        On April 27, 2004, our board of directors and stockholders approved a reverse stock split of our common stock. The ratio for the reverse stock split is 1-for-14, as determined by our board of directors. We expect to effect this reverse split by amending our amended and restated certificate of incorporation prior to the completion of this offering. The board of directors also may choose to abandon the reverse split at any time prior to filing of the reverse split amendment. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

Critical Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that, of the significant policies used in the preparation of our consolidated financial statements (see Note 1 of Notes to Consolidated Financial Statements), the following are critical accounting estimates, which may involve a higher degree of judgment and complexity. Management has discussed the development and selection of these critical accounting estimates with our Audit Committee, and our Audit Committee has reviewed this disclosure.

Revenue Recognition

        We derive a substantial majority of our revenue from licensing our database. Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Database licensing revenue includes revenue that is associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), recognition of prepaid licensing fees from our distributors and customers and direct sales to end-users.

        Nonrefundable minimum annual licensing fees are received upfront and represent a minimum guarantee of fees to be received from the licensee (for sales made by that party to end-users) during the period of the arrangement. We generally cannot determine the amount of up-front license fees that have been earned during a given period until we receive a report from the customer. Accordingly, we amortize the total up-front fee paid by the customer ratably over the term of the arrangement. When we determine that the actual amount of licensing fees earned exceeds the cumulative revenue recognized under the amortization method (because the customer reports licensing fees to us that exceed this amount), we recognize the additional licensing revenue.

        License fees from usage (including license fees in excess of the nonrefundable minimum fees) are recognized in the period in which they are reported by the customer to us. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that it has shipped our database to the end-user. Revenue for direct sales is recognized when the database is shipped to the end-user.

        Revenue from licensing arrangements consisting of an original database plus a second copy of the database are allocated equally to the two shipments of our database to the customer. The second copy of the database is considered to have a value equal to the original database provided under these arrangements, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

        Our map database license agreements provide evidence of our arrangements with our customers, and identify key contract terms related to pricing, delivery and payment. We do not recognize revenue from licensing our database until delivery has occurred and collection is considered probable. We provide for estimated product returns at the time of revenue recognition based on our historical experience for such returns, which have not been material. As a result, we do not believe there is significant risk of recognizing revenue prematurely.

Allowance for Doubtful Accounts

        We record allowances for estimated losses from uncollectible accounts based upon specifically identified amounts that we believe to be uncollectible. In addition, we record additional allowances based on historical experience and our assessment of the general financial condition of our customer base. If our actual collections experience changes, revisions to our allowances may be required. We have a number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in the creditworthiness of one of these customers or other matters affecting the collectibility of amounts due from these customers could have a material adverse affect on our results of operations in the period in which these changes or events occur.

        The allowance for doubtful accounts as reflected in our consolidated balance sheet reflects our best estimate of the amount of our gross accounts receivable that will not be collected. Over time, our allowance for doubtful accounts has increased in amount reflecting our revenue growth and higher levels of concentration risk within our receivables portfolio. Our actual level of bad debts has been relatively stable in recent years, which we believe is due to our practice of requiring customer prepayments in certain instances together with prompt identification of potential problem accounts. We continue to refine our estimates for bad debts as our business grows, and while our credit losses have historically been within both our expectations and the provision recorded, fluctuations in credit loss rates in the future may impact our financial results.

Database Licensing, Production and Software Development Costs

        We have invested significant amounts in creating and updating our database and developing related software applications for internal use. Database licensing and production costs consist of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs are expensed as incurred. These costs include the direct costs of database creation and validation, costs to obtain information used to construct the database, and ongoing costs for updating and enhancing the database content. Database licensing and distribution costs include the direct costs related to reproduction of the database for licensing and per-copy sales and shipping and handling costs. Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable our core database to operate with emerging technologies, and (iii) applications to facilitate customer use of our database. Costs of internal-use software are accounted for in accordance with AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. It is possible that our estimates of the remaining economic life of the technology could change from the current amortization periods. In that event, impairment charges or shortened useful lives of internal-use software could be required.

Impairment of Long-lived Assets

        As of December 31, 2002, December 31, 2003 and March 28, 2004, our long-lived assets consisted of property and equipment and internal-use software. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Significant management judgment is required in determining the fair value of our long-lived assets to measure impairment, including projections of future discounted cash flows. During the third quarter of 2002, we determined that certain capitalized software development costs were impaired. Accordingly, we recorded a charge of $2,114 to write down the balance.

Realizability of Deferred Tax Assets

        The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences, as determined pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management's evaluation of the realizability of deferred tax assets must consider both positive and negative evidence, and the weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. We have generated significant taxable losses since our inception, and prior to the year ended December 31, 2003, management had concluded that a valuation allowance against substantially all of our deferred tax assets was required. However, our European operations generated taxable profits throughout 2002, and for the year ended December 31, 2003, both our European and U.S. operations generated taxable income. During 2003, we assessed the realizability of our deferred tax assets by weighing both positive and negative evidence. Positive evidence included qualitative factors such as growing market acceptance of navigation products in Europe and North America, particularly in automobiles, our leading competitive positions in both Europe and the U.S., and the significant time required and cost involved in building a database such as ours. Positive quantitative evidence included our strong recent operating performance in both Europe and the U.S., our projections of our future operating results that indicate that we will be able to generate sufficient taxable income to fully realize the benefits of our existing loss carryforwards before they expire, and the length of carryforward periods related to our net operating losses, approximately half of which have no statutory expiration date. Negative evidence included our history of operating losses through 2001, the likelihood of increased competition and the loss of a large customer. After evaluating the available evidence, management determined that sufficient objective evidence existed to conclude that it is now more likely than not that a portion of the deferred tax assets would be realized. Accordingly, we reversed the valuation allowance related to net operating loss carryforwards and other deductible temporary differences in Europe and the United States, resulting in the recognition of an income tax benefit of $168,752 in 2003. To fully realize these deferred tax assets, we will need to generate future taxable income of approximately $258,956 in Europe and approximately $201,737 of taxable income in the United States, which must include approximately $78,144 of taxable state income. By generating taxable income in Europe and the U.S. at the levels realized in 2003 in future years, the Company would be able to realize the benefits of all existing net operating losses in these jurisdictions before they expire. However, we cannot assure you that we will continue to experience taxable income at levels consistent with recent performance in some or all of the jurisdictions in which we do business. In the event that actual taxable income differs from our projections of taxable income by jurisdiction, changes in the valuation allowance, which could impact our financial position and net income, may be required.

        As of March 28, 2004, we had a valuation allowance for deferred tax assets of $85,411 related to interest expense carryforwards and Canadian net operating loss carryforwards. At that time, we believed it was more likely than not that we would not realize the benefit associated with the interest expense carryforwards due to (1) restrictions placed on the deductibility of the interest as a result of Philips' controlling interest in us and (2) our ability to generate sufficient incremental future taxable income in the United States to offset the additional interest expense deductions.

        Philips will relinquish their controlling interest as a result of this offering. At that time, we will reevaluate whether it is more likely than not that the tax benefit associated with our net operating loss carryforwards and our interest expense carryforwards will be realized.

Results of Operations

Comparison of Quarters Ended March 30, 2003 and March 28, 2004

        Operating Income, Net Income and Net Income Per Share of Common Stock.    Our operating income increased from $11,628 during the first quarter of 2003 to $15,934 in the first quarter of 2004, due primarily to our revenue growth in 2004. This revenue growth was partially offset by higher operating expenses. Our net income decreased from $15,477 in the first quarter of 2003 to $9,719 in the first quarter of 2004, due primarily to a foreign currency gain of $4,119 we recognized in 2003 and the recording of a full income tax provision of $6,010 in 2004 following the reversal of the valuation allowance related to our net operating loss carryforwards in the fourth quarter of 2003. Basic and diluted net income per share of common stock was $0.18 in the first quarter of 2003. Basic and diluted net income per share of common stock was $0.12 and $0.11, respectively, in the first quarter of 2004.

        The following table highlights changes in selected financial statement line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax expense as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items affecting each item as more fully described in the narrative section for each.

	Quarter Ended
	March 30, 2003	March 28, 2004	Change	% Change
Net revenue	$52,035	79,465	27,430	52.7%
Database licensing and production costs	23,586	40,435	16,849	71.4%
Selling, general and administrative expenses	16,821	23,096	6,275	37.3%
Other income (expense)	4,149	(205)	(4,354)
Income tax expense	(300)	(6,010)	(5,710)

        Net Revenue.    The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions during the first quarter of 2004, as North American revenue increased 50.1% from $16,588 in the first quarter of 2003 to $24,898 in the first quarter of 2004, and European revenue increased 53.9% from $35,447 in the first quarter of 2003 to $54,567 in the first quarter of 2004. North American and European revenue both increased primarily due to an increase in unit sales to vehicle navigation system vendors and automobile manufacturers during the first quarter of 2004. Foreign currency translation increased revenue within the European operations by approximately $5,600 during the first quarter of 2004 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 38.1%. Approximately 31% of our revenue in the first quarter of 2003 came from two customers (accounting for approximately 19% and 12% of total revenue, respectively), while approximately 29% of our revenue for the first quarter of 2004 came from two customers (accounting for approximately 20% and 9% of total revenue, respectively).

        Database Licensing and Production Costs.    The increase in database licensing and production costs was due primarily to increased production costs of approximately $8,200 in the first quarter of 2004 as compared to the first quarter of 2003 as a result of growth in database licensing activities, and our continued investment in updating, improving, and maintaining the coverage of our database that resulted in an increase of approximately $5,100 in the first quarter of 2004 as compared to the first quarter of 2003, as well as increased efforts related to technological enhancements to our database in both North America and Europe that resulted in an increase during the first quarter of 2004 of approximately $1,800 as compared to the first quarter of 2003. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $2,200 due to the strengthening euro. Reducing these expenses was the capitalization of $2,581 and $2,911 of development costs for internal-use software in the first quarter of 2003 and 2004, respectively.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase in the first quarter of 2004 of approximately $3,900 as compared to the first quarter of 2003. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase in the first quarter of 2004 of approximately $1,200 as compared to the first quarter of 2003 and an unfavorable foreign currency translation effect within European operations of approximately $1,100 due to the strengthening euro.

        Other Income (Expense).    As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our U.S. subsidiaries was re-classified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gain resulting from the change in the U.S. dollar/euro exchange rate is reflected as a component of other income (expense). During the first quarter of 2003, we recognized a net foreign currency gain of $4,119 compared to a net foreign currency loss of $(329) in the first quarter of 2004. The gain in 2003 occurred before we entered into a foreign currency swap agreement to hedge the translation effects of the aforementioned intercompany loan.

        Income Tax Expense.    The increase in income tax expense in the first quarter of 2004 as compared to 2003 is primarily due to our recording of a full income tax provision based on our pretax income for the period and our estimated effective tax rate for the year. During the fourth quarter of 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. No income tax benefit was recorded for our domestic losses during the first quarter of 2003, because a full valuation allowance was recorded against our net deferred tax assets. The tax expense recorded in the first quarter of 2003 related to various foreign countries where we do not have tax loss carryforwards.

Comparison of Years Ended December 31, 2002 and 2003

        Operating Income, Net Income and Net Income (Loss) Per Share of Common Stock.    Our operating income increased from $9,928 in 2002 to $63,758 in 2003, due primarily to our revenue growth in 2003. Our net income increased from $8,155 in 2002 to $235,815 in 2003, due primarily to our revenue growth combined with the $168,752 effect of the reversal of the valuation allowance on our deferred tax assets related to net operating loss carryforwards and other temporary items. In 2002, net loss applicable to common stockholders was $(102,309), which included a reduction of $110,464 from net income related to the cumulative preferred stock dividends paid in 2002 on our preferred stock previously held by Philips. These shares of preferred stock were converted into common stock during the fourth quarter of 2002. Basic net income (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to net income per share of $2.81 in 2003. Diluted net income (loss) per share of common stock changed from a net loss per share of $(2.41) in 2002 to net income per share of $2.69 in 2003.

        The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other income (expense) and income tax benefit (expense) as compared to the prior year is not specified below. We believe that these percentages are not meaningful since the changes are unusually large due to non-recurring items more fully described in the narrative section for each.

	2002	2003	Change	% Change
Net revenue	$165,849	272,623	106,774	64.4%
Database licensing and production costs	92,499	125,841	33,342	36.0%
Selling, general and administrative expenses	63,422	83,024	19,602	30.9%
Other income (expense)	(668)	6,543	7,211
Income tax benefit (expense)	(1,105)	165,514	166,619

        Net Revenue.    The increase in total revenue was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2003, as North American revenue increased 73.6% from $52,807 in 2002 to $91,664 in 2003, and European revenue increased 60.1% from $113,042 in 2002 to $180,959 in 2003. North American and European revenue both increased primarily due to the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2003. Foreign currency translation increased revenue within the European operations by approximately $27,700 during 2003 due to the strengthening of the euro. Excluding the effect of foreign currency translation, European revenue would have grown 35.6%. Approximately 28% of our revenue in 2002 came from two customers (accounting for 15% and

13% of total revenue, respectively), while approximately 29% of our revenue for 2003 came from two customers (accounting for approximately 18% and 12% of total revenue, respectively).

        Database Licensing and Production Costs.    The increase in database licensing and production costs was due primarily to increased production costs of approximately $15,000 in 2003 as compared to 2002, as a result of growth in database licensing activities, and our continued investment in updating, improving and maintaining the coverage of our database that resulted in an increase of approximately $7,100 in 2003 as compared to 2002, as well as increased efforts related to technological enhancements to our database in both North America and Europe that resulted in an increase of approximately $1,600 in 2003 as compared to 2002. In addition, there was an unfavorable foreign currency translation effect within European operations of approximately $8,900 due to the strengthening euro. Reducing these expenses was the capitalization of $10,027 and $9,966 of development costs for internal-use software in 2002 and 2003, respectively.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives to expand the breadth of our product offerings and to diversify our customer base that together resulted in an increase of approximately $12,100 in 2003 as compared to 2002. Also contributing to the increase were expenses related to improving our infrastructure to support future growth that resulted in an increase of approximately $3,100 in 2003 as compared to 2002 plus an unfavorable foreign currency translation effect within European operations of approximately $4,400 due to the strengthening euro.

        Other Income (Expense).    As of January 1, 2003, the U.S. dollar denominated intercompany loan obligation of one of our European subsidiaries to us and one of our North American subsidiaries was re-classified from a permanent advance to an obligation that management intends to settle. This change in classification was based on management's intention that the loan be repaid in full and on the ability of the European subsidiary to repay the loan. In accordance with SFAS No. 52, "Foreign Currency Translation," the foreign currency gain resulting from the change in the U.S. dollar/euro exchange rate during the period from January 1, through December 31, 2003 is reflected as a component of other income (expense). For the year ended December 31, 2003, we recognized a net foreign currency gain of $6,174, consisting of $29,546 in foreign currency transaction gains primarily due to the impact of the strengthening of the euro on the U.S. dollar denominated intercompany loan offset by $21,997 in foreign currency derivative losses and $1,375 of net interest expense related to the foreign currency derivative (See Note 10 of Notes to Consolidated Financial Statements). Interest expense decreased by $806 due to the settlement of an interest bearing refundable deferred licensing advance in 2002.

        Income Tax Benefit (Expense).    The income tax benefit in 2003 was primarily due to the reversal of the valuation allowance on deferred tax assets related to net operating loss carryforwards. During 2003, we determined that it was more likely than not that we would be able to realize the benefit of the net operating loss carryforwards in Europe and the United States. The reversal of the valuation allowance together with the recognition of changes in other temporary differences resulted in our recording of a deferred income tax benefit of $168,752 and the recognition of a corresponding net deferred tax asset on our consolidated balance sheet. Current tax expense of $1,105 and $3,238 in 2002 and 2003, respectively, related to various foreign countries where we do not have tax loss carryforwards as well as $400 arising from a tax audit during 2002. The remaining foreign operations did not incur income tax expense in 2002, because taxable income was applied against available loss carryforwards. No income tax benefit was recorded for our domestic losses during 2002, because a full valuation allowance was recorded against our net deferred tax assets in the United States.

Comparison of Years Ended December 31, 2001 and 2002

        Operating Income (Loss), Net Income (Loss) and Net Loss Per Share of Common Stock.    Our operating income (loss) changed from an operating loss of $(28,891) in 2001 to $9,928 of operating income in 2002, due primarily to our revenue growth in 2002. Our net income (loss) changed from a net loss of $(116,509) in 2001 to $8,155 of net income in 2002, primarily because the 2001 results included a $(69,568) loss from the extinguishment of debt that we incurred in connection with the exchange of the shares of our preferred stock for our outstanding indebtedness to Philips and $(17,053) of interest charges related to the debt outstanding prior to the exchange. Basic and diluted net loss per share of common stock decreased from $(7.31) in 2001 to $(2.41) in 2002. This change primarily reflects the impact of our improved operating results, reduced interest expense and no debt extinguishment costs in 2002. In addition, the cumulative preferred stock dividends of $91,417 and $110,464 in 2001 and 2002, respectively, on our preferred stock previously held by Philips also affected the reported results on a per share basis. The preferred stock was converted into common stock during the fourth quarter of 2002.

        The following table highlights changes in selected line items, which are material to our results of operations. An analysis of the factors affecting each line is provided in the paragraphs that appear after the table. In addition, the percentage change for other expense and income tax expense as compared to the prior year is not specified below. We believe that these percentages are not meaningful since they are unusually large due to items more fully described in the narrative section for each.

	2001	2002	Change	% Change
Net revenue	$110,431	165,849	55,418	50.2%
Database licensing and production costs	82,343	92,499	10,156	12.3%
Selling, general and administrative expenses	56,979	63,422	6,443	11.3%
Other income (expense)	(87,618)	(668)	86,950
Income tax benefit (expense)	—	(1,105)	(1,105)

        Net Revenue.    The increase in total revenue in 2002 was due to a significant increase in database licensing, resulting primarily from increased unit sales to existing customers. Growth occurred in all geographic regions in 2002, as North American revenue increased 32.7% from $39,796 in 2001 to $52,807 in 2002, and European revenue increased 60.0% from $70,635 in 2001 to $113,042 in 2002. North American and European revenue was positively affected by the increase in unit sales to vehicle navigation systems vendors and automobile manufacturers during 2002. Foreign currency translation increased revenue within the European operations by approximately $11,700 during 2002 due to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign currency translation, European revenue would have grown 43.5%. Approximately 38% of our revenue in 2001 came from three customers (accounting for 19%, 11% and 8% of total revenue, respectively), while approximately 36% of our revenue for 2002 came from three customers (accounting for 15%, 13% and 8% of total revenue, respectively).

        Database Licensing and Production Costs.    The increase in database licensing and production costs in 2002 was due primarily to the increased database licensing and production costs of approximately $3,400 in 2002 as compared to 2001 as a result of growth in database licensing activities, and, to a lesser extent, a $2,114 net write-down for impairment of internal-use software during 2002. The remaining increase was due to our continued investment in updating, improving, and maintaining the coverage of our database that resulted in an increase of approximately $300 in 2002 as compared to 2001 as well as increased efforts related to technological enhancements to our database in both North America and Europe that resulted in an increase of approximately $2,200 in 2002 as compared to 2001, plus an unfavorable foreign currency translation effect within European operations of approximately $3,900 due to the strengthening euro against the U.S. dollar. Reducing these expenses was the capitalization of $10,773 and $10,027 of development costs for internal-use software in 2001 and 2002, respectively, in accordance with SOP 98-1.

        Selling, General and Administrative Expenses.    The increase in selling, general and administrative expenses was due primarily to our investments in growing the size of our worldwide sales force and marketing initiatives that resulted in an increase of approximately $300 in 2002 as compared to 2001, and in improving our infrastructure to support future growth that resulted in an increase of approximately $4,300 in 2002 as compared to 2001 plus an unfavorable foreign currency translation effect within European operations of approximately $1,800 due to the strengthening of the euro against the US dollar.

        Other Income (Expense).    The decrease in other income (expense) was due primarily to the reduction of our indebtedness during the first quarter of 2001 through the exchange of shares of our Series A and Series B preferred stock for our outstanding borrowings from Philips. This transaction resulted in a charge of $69,568 in 2001 related to the debt extinguishment. In addition, in the first quarter of 2001, we recorded interest expense of $17,053 on debt outstanding prior to the debt extinguishment.

        Income Tax Benefit (Expense).    The increase in income tax benefit (expense) was primarily due to current taxes payable in various foreign countries where we do not have tax loss carryforwards, as well as an additional provision of $400 arising from a tax audit during 2002. The remaining foreign operations did not incur income tax expense in 2002, because taxable income was applied against available loss carryforwards. No income tax benefit was recorded for domestic or foreign losses during 2001, because a full valuation allowance was recorded against our net deferred tax assets in all jurisdictions. No income tax benefit was recorded for our domestic losses during 2002, because a full valuation allowance was recorded against our net deferred tax assets in the United States.

Liquidity and Capital Resources

        We have financed our operations through private placements of equity securities, borrowings from Philips and cash generated from operations. As of March 28, 2004, cash and cash equivalents totaled $2,371, and we had $65,029 of cash on deposit with Philips (See Note 9 of the notes to our consolidated financial statements). After giving effect to the special cash dividend that was paid to our common stockholders on June 18, 2004, our cash and cash equivalents and cash on deposit with Philips has been reduced by approximately $47,159. Prior to 2002, we were substantially dependent upon Philips for funding. Philips has no obligation to provide any additional financing to us in the future.

        On November 10, 2003 we obtained, through our operating subsidiary for North America, a bank revolving line of credit that is scheduled to mature on November 8, 2004. Pursuant to the terms of the line of credit, we may borrow up to $15,000 at an interest rate of either U.S. LIBOR plus 1% or the greater of the prime rate or the Federal funds rate plus 0.5%. We are required to pay to the bank a quarterly facility fee of 37.5 basis points per annum on the average daily unused commitment. As of March 28, 2004, there were no borrowings on the line of credit. We intend to renew the line of credit upon maturity.

        The following table presents a trend of cash flows from operations for the quarters ended:

	2002				2003				2004
	Mar. 31,	June 30,	Sept. 29,	Dec. 31,	Mar. 31,	June 29,	Sept. 28,	Dec. 31,	Mar. 28,
Cash flows from operations	$1,354	3,369	8,686	8,825	3,320	23,032	17,514	22,082	4,745

        Since the first quarter of 2002, our operations have continued to produce positive cash flows. The cash flows have been driven by increased demand for our products and our ability to deliver these products profitably and collect receivables from our customers effectively. These funds have allowed us to make investments required to grow the business and provide additional cash to invest. We have entered into deposit agreements with Philips for optimizing the returns on cash which is in excess of our short-term operational needs. The deposits bear interest at a rate of U.S. LIBOR minus 1/4% for a U.S. dollar deposit and EURIBOR/EONIA minus 1/4% for euro deposits, and have maturities of one to seven days. The deposit agreements will expire upon completion of this offering, at which time we expect to invest cash balances in excess of our short-term operational needs in short-term investment grade instruments. As of March 28, 2004, we had $65,029 on deposit with Philips.

        The following tables present our contractual cash obligations and commercial commitments as of December 31, 2003:

Payments Due by Period

Contractual Cash Obligations	Total	1 year or less	1-3 years	4-5 years	After 5 years
Operating leases	$37,757	11,976	15,822	6,343	3,616
Long-term source material obligations	1,185	349	673	163	—

Total contractual cash obligations	$38,942	12,325	16,495	6,506	3,616

Amount Expiring Per Period

Commercial Commitments	Total	1 year or less	1-3 years	4-5 years	After 5 years
Standby letter of credit	$1,428	286	571	571	—

Total commercial commitments	$1,428	286	571	571	—

        We do not have any off-balance sheet arrangements, other than the operating leases identified in the table above. In addition to operating lease commitments for our facilities, we currently have an obligation to pay upon demand long-term source material obligations of $1,185, which are payable based upon future revenue generated from our licensing of our database containing the source material. The long-term source material obligations are reported in other long-term liabilities on our consolidated balance sheet. As of December 31, 2003, we had a contingent obligation to repay a $1,428 reducing standby letter of credit commitment supporting a facility lease. The letter of credit was cancelled on June 18, 2004.

        We believe that, after giving effect to the special cash dividend, our current cash resources on hand, temporary excess cash deposited with Philips, and cash flows from operations, together with the funds available from the revolving line of credit, will be adequate to satisfy our anticipated working capital needs and capital expenditure requirements at our current level of operations for at least the next twelve months. We do, however, consider additional debt and equity financing from time to time and may enter into these financings in the future. Philips is not obligated to provide any future financing to us.

        Cash and cash equivalents decreased by $7,445 during the year ended December 31, 2003 and increased by $389 during the quarter ended March 28, 2004. If we included our amounts on deposit with Philips, which we consider highly liquid, our cash and cash equivalents balance would have increased $47,862 during 2003 and $111 during the first quarter of 2004 to a balance of $67,400 as of March 28, 2004. The changes in cash and cash equivalents for the periods ended are as follows:

				Quarter ended
	Year ended Dec. 31,
				Mar. 30 2003	Mar. 28, 2004
	2001	2002	2003
Cash provided by (used in) operations	$(11,501)	22,234	65,948	3,320	4,745
Cash used in investing activities	(20,892)	(17,183)	(74,542)	(10,264)	(4,603)
Cash provided by (used in) financing activities	32,595	(3,923)	288	37	299
Effect of exchange rates on cash	(212)	793	861	92	(52)

Increase (decrease) in cash and cash equivalents	$(10)	1,921	(7,445)	(6,815)	389

Operating Activities

        For each of the past three fiscal years and the quarter ended March 28, 2004, net cash provided by (used in) operating activities has improved significantly primarily as a result of improved operating results driven by increased demand for our products. In general, the growth in our operating assets and liabilities has coincided with the profitable growth in our business. Accounts receivable increased $9,634 and $12,061 for the years ended December 31, 2002 and 2003, respectively, primarily due to the overall growth in our revenue. Accounts receivable increased $8,836 and $11,700 for the quarters ended March 30, 2003 and March 28, 2004, respectively, primarily due to revenue growth and the timing of sales toward the end of the respective quarters. Accounts payable increased $9,876 during the year ended December 31, 2003 primarily due to expenses incurred related to the growth of our operations. Accounts payable decreased $5,470 during the quarter ended March 28, 2004 related to the payment of obligations outstanding at December 31, 2003. Other accrued expenses increased $5,908 during the quarter ended March 28, 2004 due to the accrual of amounts related to vendor payments that become payable later in 2004. Deferred revenue increased $9,333 during the year ended December 31, 2001, primarily due to the receipt in advance of an $8,000 licensing fee from one customer. Deferred revenue decreased $6,040 during the year ended December 31, 2003, as previous customer prepayments were recognized as revenue during the period. We also expect to spend between $10,000 and $12,000 for additional third party content for our database during 2004.

        During the first half of 2004, we entered into an agreement with a customer whereby the customer agreed to prepay $30,000 (less any payments made by the customer to us on license fees accrued between March 1, 2004 and the date of prepayment) within ninety days of the date of the agreement. The customer may apply a portion of the prepayment for license fees due to us in any calendar year under the agreement. In the event the prepayment is not fully exhausted by the end of calendar year 2009, the customer may extend the term of the agreement to the end of calendar year 2010. We received a payment of approximately $30,000 in the second quarter of 2004 from this customer. The prepayment will be initially recorded as deferred revenue and will be recognized according to our revenue recognition policy as we receive royalty reports from the customer evidencing their use of the prepaid licenses. The amount of recognition for prepaid licenses will be limited to $10,000 each fiscal year for 2004, 2005 and 2006. Accordingly, $10,000 of the prepayment will be reported in short-term deferred revenue. With respect to the prepayment, we have no obligation to refund any unused amounts nor are there any restrictions on the nature or timing of our use of the cash received.

Investing Activities

        Cash used in investing activities has primarily consisted of capitalized costs related to software developed for internal use, amounts placed on deposit with Philips, and capital expenditures. We have experienced temporary excess funds that were provided from operations for all or parts of the last three fiscal years. We have put those funds on deposit with Philips for the purpose of optimizing our returns on those funds. The net increases in our deposits were $5,000, $5,000 and $55,307 for 2001, 2002 and 2003, respectively. There was no significant change in the balance of our cash on deposit with Philips during the first quarter of 2004.

        Costs for software developed for internal use have been capitalized in accordance with SOP 98-1 and are related to applications used internally to improve the effectiveness of database creation and updating activities, enhancements to internal applications that enable our core database to operate with emerging technologies and applications to facilitate usage of our map database by customers. Capitalized costs totaled $10,773, $10,027, and $9,966 for 2001, 2002 and 2003, respectively, and $2,581 and $2,911 for the first quarters of 2003 and 2004, respectively. For the remainder of 2004, we expect the capitalized costs related to software developed for internal use to be approximately $2,000 to $3,000 per quarter.

        We have continued to invest in property and equipment to meet the demands of growing our business by expanding our facilities and providing the necessary infrastructure. Capital expenditures totaled $5,119, $2,156 and $9,269 during 2001, 2002 and 2003, respectively, and $483 and $1,776 during the first quarters of 2003 and 2004, respectively. For 2004, we expect capital expenditures to be approximately $8,000 to $12,000.

Financing Activities

        We entered into a stock purchase agreement with Philips dated as of March 29, 2001, pursuant to which Philips converted an aggregate of $442,954 of our indebtedness to Philips into approximately 121 shares of our Series A cumulative convertible preferred stock and approximately 3,043 shares of our Series B cumulative convertible preferred stock. In conjunction with the closing of the stock purchase agreement, Philips purchased 51 additional shares of Series A preferred stock for $7,100. Philips also purchased an additional 114 shares of Series A preferred stock for $16,000 after the closing in 2001 in accordance with the agreement and received 130 shares of Series A and 1,312 shares of Series B preferred stock in connection with dividends accrued pursuant to the stock purchase agreement. The Series A and Series B preferred stock were converted to common stock as of October 1, 2002.

        As we have improved cash flows to fund our operating and investing activities over the past three years, our need for financing has diminished. During 2001, loans from Philips provided $16,600 of cash and issuance of our preferred stock, net of issuance costs, to Philips provided cash of $22,600. Except for payment of preferred stock issued as dividends-in-kind on the Series A and Series B preferred stock, there were no loans from, or issuance of our preferred stock to, Philips in 2002 or 2003. The $6,770 and $4,000 repayments of a refundable licensing advance were the primary uses of cash in financing activities for the years ended December 31, 2001 and 2002, respectively.

New Accounting Pronouncements

        On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 was effective for fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 on January 1, 2003, at which time the extraordinary loss on early extinguishment of debt that was incurred during 2001 was reclassified as a component of other income (expense) in our consolidated statements of operations.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34."

This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. While we continue to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations for stock-based compensation expense, the disclosures required by SFAS No. 148 are included in the notes to our consolidated financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. We do not believe that adoption will have a material effect on our consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities. Adoption did not affect our financial condition or results of operations.

        FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For us, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of this Statement.

        In May 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-08, "Determining Whether an Arrangement Contains a Lease." Issue 01-08 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13,

"Accounting for Leases." The guidance in Issue 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. Issue 01-08 is effective for arrangements entered into or modified beginning in the fourth quarter of fiscal 2003. We have adopted Issue 01-08. Adoption did not have a material impact on our consolidated financial position and results of operations.

        In May 2003, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Issue 00-21 provides guidance on how to recognize revenue for arrangements that have multiple deliverables. The guidance in 00-21 was effective for arrangements entered into in fiscal periods beginning after June 15, 2003. We have adopted the consensus reached in Issue 00-21. Adoption did not affect our financial condition or results of operations.

        In November 2003, the EITF reached a consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." Issue 03-1 requires certain disclosures related to debt and marketable equity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. We have adopted the consensus reached in Issue 03-1. Adoption did not affect our financial condition, results of operations or related disclosures.

        In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." SAB 104 updates the guidance in SAB 101, "Revenue Recognition in Financial Statements", integrates the related set of Frequently Asked Questions, and recognizes the role of EITF Issue 00-21 in revenue recognition. We have adopted the guidance in SAB 104. Adoption did not affect our financial condition or results of operations.

        In December 2003, the FASB re-issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 requires additional disclosures to those required in the original SFAS No. 132 related to defined benefit plans. We have adopted the guidance in SFAS No. 132. Adoption did not affect our financial condition, results of operations or related disclosures.

Quantitative and Qualitative Disclosures About Market Risk

        We invest our cash in highly liquid cash equivalents. We do not believe that our exposure to interest rate risk is material to our results of operations.

        Material portions of our revenue and expenses have been generated by our European operations, and we expect that our European operations will account for a material portion of our revenue and expenses in the future. In addition, substantially all of our expenses and revenue related to our international operations are denominated in foreign currencies, principally the euro.

        We are also subject to foreign currency exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of our European subsidiaries to us and one of our U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in our European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, we adopted a plan for repayment and the loan was no longer designated as permanent in nature.

        Historically, we had not engaged in activities to hedge our foreign currency exposures. On April 22, 2003, we entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of the intercompany obligation. The Swap was not designated for hedge accounting. Under the terms of the Swap, one of our European subsidiaries makes payments to Philips in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S.

dollar proceeds obtained under the Swap are utilized to make payments of principal on the intercompany loan. The intercompany loan, which becomes due March 28, 2007, had an outstanding principal balance of $187,136 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of March 28, 2004, the outstanding intercompany obligation (net of payments) was $148,986. Following completion of this offering, we expect the Swap will be terminated and replaced by a substantially similar instrument with a third party.

        For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our Swap. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of March 28, 2004, a 10% decrease in the value of the euro against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our Swap liability of $16,600, while a 10% increase in the value of the euro against the U.S. dollar would result in an increase in the fair value of our Swap liability of $16,600.

BUSINESS

Our Company

        We are a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. Our map database enables providers of these products and services to offer dynamic navigation, route planning, location-based information and other geographic information products and services to consumer and commercial users. We believe that our database is the most used source of digital map information for automotive and Internet-based navigation products and services in North America and Europe, and that we are a leading provider of such information for use in mobile devices.

        By developing software applications that interface with our map database, our customers offer a broad range of navigation- and geographic-based products and services to consumers and businesses. Our database enables these providers to offer:

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    Dynamic Navigation.    Our map database enables real-time, detailed turn-by-turn route guidance through vehicle navigation systems, as well as through GPS-enabled handheld navigation devices, wireless telephones, and other mobile devices. Customers that use our map database to provide dynamic navigation applications include vehicle navigation systems manufacturers, such as Harman Becker, Alpine and Siemens, and mobile navigation device manufacturers, such as Garmin, Hewlett-Packard and Thales. Every automobile manufacturer that currently offers a navigation system in North America or Europe uses our database in one or more of their models. Since 1999, over 5 million vehicles have been equipped with navigation systems that use our database.

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    Route Planning.    Our database enables driving directions, route optimization and map display through services provided by Internet portals and through computer software for personal and commercial use. Customers that use our map database to provide route planning applications include leading Internet portals and websites, such as AOL/MapQuest, Microsoft/MSN and Yahoo!, software developers, such as Microsoft and Rand McNally, and leading parcel and overnight delivery service companies. In 2003, there were more than 6 billion route planning transactions derived from our database in North America on the leading Internet portals and websites.

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    Location-Based Services.    Our database enables location-specific information services, providing geographic information about people and places that is tailored to the immediate proximity of the specific user. Current applications using our map database include points of interest locators, mobile directory assistance and emergency response systems, and vehicle-based telematics services. Customers that use our map database to provide location-based products and services include directory assistance providers, police and emergency care providers and wireless telephone service providers.

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    Geographic Information Systems.    Our database enables software applications that render geographic representations of information and assets for management analysis and decision making. Examples of these applications include infrastructure cataloging and tracking for government agencies and utility companies, asset tracking and fleet management for commercial logistics companies and demographic analysis, such as new location identification for restaurants and policyholder and claims analysis for insurance companies.

        Our map database is a highly accurate and detailed digital representation of road transportation networks in the United States, Canada, Western Europe and other regions. Our database offers extensive geographic coverage, including data at various levels of detail for 40 countries on four continents, covering approximately 8.7 million miles of roadway. We currently provide coverage relating to approximately 5.4 million miles of roadway in the United States and Canada, which includes detailed coverage in areas in which a majority of the population live and work. In Europe, our database covers virtually all main arterial roads within Western Europe's major highways network and has detailed coverage for numerous cities throughout Europe. Our most detailed coverage includes extensive road, route and related travel information, including attributes collected by road segment that are essential for routing and navigation, such as road classifications, details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. In addition, our database currently includes over 15 million points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

        We use a multi-step process to create, maintain and deliver a high-quality database. The process involves utilization of proprietary software and technologies combined with our dedicated field force of approximately 480 employees around the world. Due to the complexity of our database building process and the depth and breadth of the information it contains, we believe it would take substantial time and resources for a new market entrant to build a digital map database with a comparable level of detail and accuracy.

Industry Overview

        Consumers have traditionally relied on printed maps for vehicle navigation and route planning information. In more recent years, the use of maps in digital form has proliferated, both as a substitute for the uses provided by paper maps and for more advanced functions. In particular, the development of the digital map database industry has been, and continues to be, accelerated by the commercialization of GPS technology. Originally developed for military applications, GPS technology has been increasingly used for consumer applications and commercial usage has begun to expand as cheaper and smaller GPS chipsets have been introduced. GPS technology provides a precise latitude and longitude of an object in digital form. The usefulness of this information is enhanced by referencing it to the location of other objects. A digital map database provides a means to accurately reference relative positions of objects to each other in an automated fashion.

        We are focused primarily on the segment of the digital map database industry that provides digital map information for a wide range of navigation, mapping and geographic-related applications in vehicle navigation, mobile devices and Internet-based mapping. This segment of the industry is currently experiencing rapid growth as a result of increasing consumer acceptance of navigation systems and route planning services and the active efforts today of a variety of businesses in several industries to develop and market a wide range of applications and services that incorporate a digital map database. Currently, the principal providers of digital map information within this industry segment range from several commercial providers (primarily, NAVTEQ, Tele Atlas N.V. and Geographic Data Technology, Inc. (GDT)) to numerous governmental and quasi-governmental mapping agencies (such as Ordnance Survey in the United Kingdom) that license map data for commercial use. We believe that we are the number one provider in North America and Europe within this industry segment based on revenue.

        We believe that the digital map database industry will grow and evolve due to the rapid adoption of new technologies, applications and products. A variety of businesses in several industries are actively developing and marketing a wide range of applications and services that incorporate a digital map database.

        Currently, we provide our digital map database and related services in several primary areas, as described below.

Vehicle Navigation

        The vehicle navigation industry, consisting primarily of automobile manufacturers and their navigation systems suppliers, is currently our primary channel. The automotive industry led the early adoption of GPS-enabled navigation technologies and is currently the largest consumer of highly detailed digital map databases such as ours. In 2003, more than 80% of our revenue was generated from sales of our map database for use in self-contained navigation hardware and software systems installed in vehicles. Although we expect our revenue generated from sales to the vehicle navigation industry will continue to grow, we expect that these sales as a percentage of our total revenue will decline over time primarily due to anticipated higher growth rates in the use of our database in GPS-enabled mobile devices. Western Europe and North America are the two principal automotive markets that we currently address.

        Vehicle navigation systems that provide dynamic navigation assistance have been available to consumers in Western Europe since 1994. The popularity of these systems has increased since their introduction. Over the last three years an average of 16.2 million new light vehicles were sold annually in Western Europe. We estimate that navigation systems were available as either a standard feature or an option for over 80% of the new vehicles sold in Western Europe in 2003. In a September 2003 report, the independent market research firm of Frost & Sullivan projected that 1.8 million vehicles in Europe in 2003 were equipped with navigation systems, up from 1.2 million vehicles in 2001. In the same report, Frost & Sullivan projected that the number of vehicles equipped with navigation systems in Europe will grow at a compound annual rate of more than 20% over the next five years, reaching a total of 4.6 million units in 2008.

        Although the North American light vehicle market is larger in size than that of Western Europe with an average of 18.5 million new light vehicles sold annually over the last three years, the introduction of vehicle navigation systems in North America occurred later than in Western Europe. We estimate that, in 2003, navigation systems were available for over 20% of new vehicles sold in North America, primarily in the luxury and sport utility vehicle classes. Frost & Sullivan, in a March 2003 report, projected that the shipments of vehicle navigation units were 430,000 in North America in 2003, up from 220,000 units in 2001. In the same report, Frost & Sullivan also projected that shipments of vehicle navigation systems in North America will grow by a compound annual rate of more than 30% over the next five years reaching a total of 1.7 million units in 2008.

        A number of factors are expected to continue to drive growth in the penetration of navigation systems in the North American and European markets. Technological advancements and manufacturing economies from higher production volumes are expected to lead to a continual decrease in the average price of vehicle navigation systems. According to a March 2003 report, Frost & Sullivan expected the current average price in North America charged by navigation systems manufacturers to the automotive manufacturers for a fully functional navigation system with color screen and turn-by-turn voice instructions to decrease from $1,230 in 2003 to approximately $700 by 2008. Additionally, as competition among automobile manufacturers intensifies, they will increasingly look for ways to differentiate their product offerings. As a result, we expect automobile manufacturers in North America to expand beyond offering navigation systems primarily in the luxury and sport utility vehicle classes to other vehicle classes.

Mobile Devices

        A variety of mobile devices have been introduced in recent years that are GPS-enabled and capable of supporting dynamic navigation and location-based services applications. These include personal digital assistants (PDAs), wireless telephones, personal navigation devices (PNDs) and laptop computers. Demand for navigation and location-based products and services is growing as consumers become familiar with and depend upon real-time electronically delivered information. According to a March 2004 study of wireless telephone users by In-Stat/MDR, respondents were interested in practical mapping services and over 60% of these respondents expressed an interest in location-based services such as finding friends or family.

        The market for these consumer GPS-enabled devices is growing rapidly. For example, according to a December 2003 report (Report GB285) by Business Communications Company, Inc. (BCC), an independent industry research firm, 72 million cellular handsets were sold in the U.S. in 2002, relatively few of which were GPS-enabled or could support dynamic navigation and location-based service applications. However, BCC projected that at least half of all cellular handsets sold in the U.S., or 37.5 million units, will incorporate GPS technology by 2008. BCC also projected that the U.S. market for consumer GPS applications other than wireless telephones, including PDAs, PNDs and portable vehicular systems, will grow at a rate of 25% per year through 2008.

        In addition, in the United States, the Federal Communications Commission currently has mandated that by December 31, 2005 all wireless carriers must ensure that 95% of their customers have location-capable handsets. This mandate is commonly referred to as E911. There is also an initiative called E112 in Europe which encourages wireless carriers to offer location-capable services. We believe that the confluence of nascent market demand for location-based services, government regulation and the desire of wireless service providers to increase their average revenue per user will continue to drive the development of location-based applications and result in accelerated growth in this area in the future.

Internet-based Mapping Applications

        Leading websites and portals, such as AOL/MapQuest, Microsoft/MSN and Yahoo!, derive a substantial amount of traffic from consumers seeking route planning services such as static digital maps and point-to-point driving directions. Many of the leading websites and portals offering route planning services use our database to provide these services. The revenue we receive from these websites/portals does not represent a substantial portion of our business; however, we view this business to be an important driver of consumer awareness of digital route planning services and increased comfort levels with the more advanced dynamic navigation offerings in the vehicle and mobile device industries. In 2003, the leading websites and portals in North America generated over 6 billion map and route planning transactions derived from our data.

Other Applications

        Commercial enterprises and government agencies also deploy location-based applications to manage certain aspects of their business. Businesses with large fleets of vehicles benefit from understanding the changing location of the vehicles and optimizing routing in order to achieve fuel and labor efficiencies. Many consumer businesses such as insurers and retailers use geographic information to analyze their customer bases, while utility companies use precise geographic information to understand the location of their assets.

Competitive Strengths

        We believe that we enjoy a number of important competitive strengths that drive our success and differentiate us in the various industries we serve, including:

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    Market Leadership.    We are the leader in providing digital map information to automobile manufacturers and automotive navigation systems manufacturers in North America and Europe. Every automobile manufacturer that currently offers a navigation system in North America and Europe uses our database in one or more of their models. Since 1999, over 5 million vehicles have been equipped with navigation systems using our database. We believe that we are the leading provider to Internet sites providing route planning services in North America. We also believe that our experience and reputation in serving these markets enhances our ability to penetrate other industries utilizing highly accurate digital map data, such as the emerging GPS-enabled mobile device market.

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    Extensive Global Coverage.    An important consideration to automobile manufacturers, navigation systems suppliers and Internet portals is the ability to provide a comprehensive global product offering. We offer extensive geographic coverage, including 40 countries on four continents covering approximately 8.7 million miles of roadway.

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    Detail and Richness of Our Database.    We offer a highly-detailed database, enabling real-time door-to-door, turn-by-turn route guidance to specific addresses, points of interest and other locations. Unlike basic road maps, our map database currently can have up to 160 unique attributes for a particular road segment, including details regarding ramps, road barriers, sign information, street names and addresses and traffic rules and regulations. Our database also includes information on an array of points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites. We believe that the inclusion of detailed navigation-related information as well as points of interest make our product more useful and relevant to users, enhancing the overall navigation experience. We continue to expand the detail and breadth of coverage of the database through direct collection and third party sources.

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    Integrated Data Collection Process.    We have a data collection process that combines proprietary technology with a global field force of approximately 500 trained technicians, enables us to effectively collect, update and verify detailed road network data. We also believe that our data collection process provides superior quality and accuracy, as our field force experiences the roadway in the same manner as our end-users, and that this quality and accuracy provides us with a distinct competitive advantage over comparable databases that are aggregated solely from third party sources.

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    Strong Business Relationships.    We have long-standing, collaborative relationships with manufacturers of automobiles, vehicle navigation systems and mobile devices. We are a direct supplier to a number of the major automobile manufacturers, including BMW, DaimlerChrysler, Fiat, Ford, General Motors, Porsche, PSA Peugeot Citroën, Renault and Volkswagen. We also supply automobile manufacturers indirectly through relationships with the major navigation systems manufacturers, including AISIN AW, Alpine, Harman Becker, Siemens and Mitsubishi. In addition, we have established relationships with a number of GPS-enabled mobile device manufacturers, such as Garmin, Hewlett-Packard and Thales. We work closely with these manufacturers at various points in the product life cycle to facilitate their use of our database. We strive to collaborate with our customers in their engineering, marketing, information technology and sales functions and in any other areas within their organizations that are integral to their use of our map database. We believe this approach improves the product offerings by our customers.

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    Consistent Global Specification.    Our maintenance of common data standards and a uniform digital mapping approach worldwide enables us to deliver highly accurate, timely and consistent data to our customers. Maintaining a consistent global specification not only enables us to rapidly enhance maps and add attributes in new or existing coverage areas but also allows us to meet our customers' objectives of uniform quality and format on a global basis. This minimizes their costs and time required to process our data and incorporate it into their products and services.

Operating Strategy

        We are committed to enhancing the value of our map database to our customers. Key elements of our operating strategy, which is focused on sustaining our market leadership and competitive differentiation, include:

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    Continuing to Improve Detail, Scope and Value of Our Map Database.    We continually improve the detail of the coverage of our database in key regions, such as the United States, Canada and Western Europe. We typically build out our detailed coverage first in more densely populated areas along with the major navigable routes connecting these areas. We then build out detailed coverage for less densely populated areas over time. Concurrently, we remain focused on expanding the scope and improving the value of our database through the addition of new features and attributes, such as speed limits, elevation contours and phonetic data for use in advanced voice guidance.

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    Focusing on Quality and Consistency.    We are dedicated to delivering accurate and consistent information to our customers. We perform a series of quality checks and validation tests for all critical elements throughout the map creation, update and production process. Over 400 discrete validation tests are run prior to each release of the database. We believe this focus on quality and consistency increases customer and end-user satisfaction and enhances our position as a high-quality provider of digital map information. Further, our dedicated field force provides a level of accuracy that we believe cannot be replicated without direct observation of the road network.

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    Providing a Range of Value-Added Services.    We provide our customers with a variety of support services that facilitate the development, marketing and distribution of products that utilize our map database. We provide technical support and consulting services to assist our customers in integrating our data into their products and services. In addition, we provide enhanced distribution services, enabling customers to outsource the production and distribution of storage media containing our database for inclusion with their products. Finally, we offer marketing services that assist our customers in selling their navigation products, including automobile dealer education and training, direct mail marketing materials and on-site displays and promotional materials.

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    Improving Collection, Production and Delivery Technologies.    We strive to continually improve our data collection, processing, distribution and deployment capabilities. We are currently migrating to an enhanced database platform that will enable us to support electronic, incremental delivery of map data and reduce latency between data collection, database updates and distribution of information to end-users. The new system will also enable us to provide on-demand delivery to customers of updates to our map databases.

Growth Strategy

        Our objective is to be the leading provider of digital map information for navigation and other geographic-information-based products and services. Key elements of our growth strategy include:

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    Capitalizing on Growth in Vehicle Navigation Industry.    We believe a primary driver of our growth will be an increase in the number of vehicles sold with navigation systems. We estimate that approximately 5% and 15% of the new vehicles sold in North America and Europe, respectively, in 2003 were equipped with navigation systems. We believe that navigation systems sales will grow as a result of a number of factors, including availability beyond the luxury and sport utility vehicle classes in North America, increased consumer awareness and a decrease in the prices for navigation systems. We intend to leverage our market leadership position and relationships with automobile and navigation systems manufacturers to capitalize on the expected growth of the vehicle navigation market.

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    Facilitating Development of New Consumer Applications.    We believe that the increasing inclusion of GPS capabilities in wireless telephones as well as technological advances in other mobile consumer devices, such as digital organizers and personal navigation devices, are driving the development and adoption of additional navigation, route planning and location-based products and services. We collaborate with various software application developers and mobile device manufacturers to assist them in the development and deployment of navigation, route planning and location-based products and services. We also provide manufacturers with technical support, software tools and marketing services to accelerate time to market for their products, which can reduce their development costs and increase interoperability and standardization of applications that use our database.

    •
    Expanding Geographically.    We intend to strengthen our global presence by expanding into areas that we, in collaboration with our customers, believe have high potential demand. In newer geographic markets, such as Eastern Europe and Asia, we expand coverage by first focusing on establishing detailed coverage of the most populated cities and tourist areas as well as completing links between cities to maximize connectivity along primary navigation routes.

    •
    Enhancing and Extending Product Offering.    We continually work with manufacturers of automobiles, navigation systems and mobile devices to enhance and extend our database product offering and improve functionality to meet the evolving demands of our customers and end-users. We strive to solicit and respond to feedback from customers and end-users of our database. Future initiatives that we believe offer long term potential include integrated real-time traffic data, enhancements to support advanced driver assistance systems applications that improve vehicle safety and performance and enriched points of interest information, such as restaurant reviews, hours of operation and parking availability.

    •
    Increasing Sales of Map Updates.    As the use of navigation systems expands and consumers of navigation products become more aware of the availability of more detailed, extensive and current map data, we believe they will place increasing value on purchasing map updates. Accordingly, we believe our installed base provides future growth opportunities via sales of map updates and we are developing a number of initiatives targeted at increasing consumer awareness and simplifying fulfillment logistics in order to promote update purchases, such as multi-year data update subscriptions.

Our Database

        Our principal product is a map database that is a digital representation of road transportation networks in the United States, Canada, Western Europe and other regions. Our database is constructed to provide the high level of accuracy and detail necessary to support a variety of applications providing dynamic navigation, route planning, location-based information and other geographic information products and services. We believe our digital map has the most extensive navigable geographic coverage of any commercially available today, currently including coverage at various levels of detail for 40 countries on four continents, covering approximately 8.7 million miles of roadway.

        We devote significant resources to creating, updating and enhancing our data and maintaining its quality. We also have made significant investments in software and related tools for database creation and updating. Our database is constructed to the same overall specifications regardless of coverage area so that product developers, manufacturers and service providers generally can design a single product that can be sold globally.

        We provide varying levels of coverage ranging from intertown coverage, which is our base coverage, to detailed coverage, which is our most comprehensive coverage. Detailed coverage provides sufficient detail to allow door-to-door, turn-by-turn route guidance to addresses, points of interest and other locations within detailed coverage areas. Road network coverage, which is the coverage level in between detailed coverage and intertown coverage, typically includes most roads in the covered area with the exception of some local, residential or rural roads (referred to as functional class 5 roads) with verification made of roads that typically contain the most complex driving and navigating decisions (referred to as functional class 1-4 roads). Intertown coverage includes the major roadways and select local travel information, and seamlessly connects the detailed coverages. Route guidance products typically incorporate both detailed and intertown information.

        In the United States and Canada, our database covers close to 100% of both the population and the public road network. Detailed coverage is complete for cities and their respective surrounding areas, covering in the aggregate approximately 64% of the total combined population of the United States and Canada. In Europe, our database covers 80% of the population and 77% of the public road network of 27 countries (as listed in the table below under Europe). For these 27 countries in Europe, detailed coverage is complete for urban and rural areas covering approximately 75% of the total combined population.

        We currently offer coverage in the following countries:

North America
•	United States	•	Canada	•	Mexico
Europe
•	Andorra	•	Greece	•	Portugal
•	Austria	•	Ireland	•	San Marino
•	Belgium	•	Italy	•	Scotland
•	Czech Republic	•	Liechtenstein	•	Slovak Republic
•	Denmark	•	Luxembourg	•	Spain
•	England	•	Monaco	•	Sweden
•	Finland	•	Northern Ireland	•	Switzerland
•	France	•	The Netherlands	•	Vatican City
•	Germany	•	Norway	•	Wales
Rest of World
•	Bahrain	•	Qatar	•	South Africa
•	Kuwait	•	Saudi Arabia	•	Taiwan
•	Malaysia	•	Singapore	•	United Arab Emirates
•	Oman

        Creating, maintaining and delivering a comprehensive, high quality map database is a multi-step, labor-intensive process. We currently employ approximately 140 geographers in our centralized production facility and a global workforce of approximately 480 field analysts in 17 countries, all working with a consistent build methodology and using one global specification.

        The major steps in building our digital map database include:

    •
    Source Acquisition.    When building a map of a new area, it is generally more efficient and productive for us to start with a base map with basic road network information. Under the leadership of our field operations, we evaluate national, regional and local sources of private and publicly available information to obtain base road information and other points of interest, such as airports, hotels, restaurants, retailers, civic offices and cultural sites.

      During initial database creation, our field force develops relationships with authorities at all levels responsible for the roadways in order to gather driving rules and other information and field-verify the database. In some cases, reliable third party source material may not be available. In these instances, we initiate field data collection.

    •
    Digitizing.    Source material may either be in a digital or analog format (such as paper maps or aerial photography). For analog sources, we must digitize the information (convert the source material into an electronic format). This work is generally accomplished in our production facility or through select outsourcing.

    •
    Establish Geometry.    The base road geometry is then associated with the appropriate longitude and latitude in a variety of ways, including field drives and the use of digital imagery.

    •
    Field Data Collection.    Using proprietary tools and processes, we supplement the base map data with complex geographic data, street name information and navigation information or attributes (such as barriers, one-way restrictions, turn restrictions and other driving rules and points of interest) by direct observation using our field force.

    •
    Geocoding.    We use our proprietary technologies and methods to convert the data that we have collected into our database according to our specifications. Our method consists of creating a geometric base of elements that represent objects in the real world and then applying additional data, such as street names and addresses, postal codes and one-way road information.

    •
    Data Validation.    Throughout the data entry process, hundreds of validation tests automatically check the accuracy of the data, indicating when field verification through direct observation is needed for resolution. This is complemented by monthly reports monitoring data quality and on-site field-testing of randomly selected geographic areas.

After our maps are created, we then process the data into a variety of formats and data sets for delivery to our customers in the data extraction process.

        Once initial development for an area is complete we continually update our database to reflect changes to the roadway network and points of interest, and we release these updates to our customers on a periodic basis throughout the year. The major steps in maintaining and updating our digital map database include:

    •
    Source Matching.    When available, we utilize large-scale information (such as, governmental postal file information or high resolution digital imagery) to identify changes in our database.

    •
    Local Sources.    We also use our field force's network of local and regional contacts to identify changes or additions to the road network. Our local field offices gather information on road conditions and plans from multiple sources, check data quality and continually validate database information.

    •
    Customer Input.    Customer and end-user feedback is captured through a comprehensive database update request process used to identify errors and anomalies in the data.

    •
    Field Data Collection.    Areas requiring updates or changes to the database are integrated into our on-going data-collection drive plans in order to capture the specific attribution required for navigation through direct observation.

        In connection with the licensing of our map database, we sometimes provide our customers with related distribution and technical support services. These additional services facilitate the use and adoption of our database by assisting our customers with the complexities of distributing storage media

(for example, multiple formats, languages and countries) and reducing their development costs and time to market for their products and services that use our data.

        Distribution services include the manufacturing and shipping of storage media to automobile manufacturers and dealers or directly to end-users as well as a complete range of services, including inventory management, order processing, on-line credit card processing, multi-currency processing, localized VAT handling and consumer call center support. We handle more than one million pieces of storage media annually (both CDs and DVDs) and some component of our distribution services are currently used by more than 20 car brands.

        Technical support services include technical content support, technical software support, resident engineering and program management. Technical content support is provided to all customers to assist them in optimizing use of our data in their products and services. Technical software support provides shelf-ready, third party and custom software tools and solutions. Finally, resident engineering and program management services help define and manage broad program implementation to ensure successful product launches. Our technical support services are designed to facilitate more successful and rapid entry by our customers into the navigation market, accelerate growth of the entire navigation market and enhance the relationship between us and our customers. Our technical support service staff also work closely with both sales personnel and customers to better understand customer requirements for new product deployment.

Technology

        Technology development is an integral part of our continued growth and success. Our technology team consists of approximately 200 employees, focusing on initiatives to better serve our customers' needs as well as to improve our efficiency internally. We have also recently begun to outsource some of our software development and data production functions to third parties located in foreign countries. This enables us to complete projects that are non-recurring, require varying or significant additional headcount or demand quick turnaround in a cost effective and timely manner.

        Our customers' evolving uses and requirements for our map database drive our technology developments and innovations in data gathering, processing, delivery and deployment. Our technology effort will continue to focus on tools and services that enable us to efficiently create, manage and distribute the map database. We expect to continue to develop proprietary technology where appropriate and to purchase or license technology where cost-effective. In addition, we are currently migrating to an enhanced database platform that will enable us to support electronic, incremental delivery of map data and reduce latency between data collection, database updates and distribution of information. The new system will also enable us to provide on-demand delivery of map database updates to our customers.

        We believe that a significant factor in the successful creation and updating of our database is our proprietary software environment. We employ an integrated, centralized approach to our database, software support and operations environments. We devote significant resources and expertise to the development of a customized data management software and communications system. We also have built our workstation software to enable sophisticated database creation and the performance of updating tasks in a well-controlled and efficient environment. A particular capability that we have developed in this area is the ability to access the common database from any of our more than 100 field offices and the ability to edit portions of the data concurrently among several users. Our proprietary software enables our field force to gather data on a real-time basis on portable computers in field vehicles. Once the data has been gathered and stored on portable computers, our field force performs further data processing at our field offices.

Marketing and Database Distribution

        Our marketing efforts include a direct sales force, attendance and exhibition at trade shows and conferences, advertisements in relevant industry periodicals, direct sales mailings and advertisements, electronic mailings and Internet-based marketing.

        We provide our data to end-users through multiple distribution methods. For example, our customers produce copies of our data on various media, such as CD-ROMs, DVDs and other storage media. Our customers then distribute those media to end-users directly and indirectly through retail establishments, automobile manufacturers and their dealers, and other re-distributors. The media may be sold by our customer separately from its products, bundled with its products or otherwise incorporated into its products. We also produce copies of our data and distribute those copies to end-users both directly and indirectly through automobile manufacturers and their dealers. In those cases where we produce and distribute copies to end-users, the copies are either compiled into our customers' proprietary format for use with the customers' products or are in our common database physical storage format. Additionally, some of our customers store our data on servers and distribute information, such as map images and driving directions, derived from on our data over the Internet and through other communication networks.

Customers

        We provide our database to automobile manufacturers and dealers, navigation systems manufacturers, software developers, Internet portals, parcel and overnight delivery services companies and governmental and quasi-governmental entities, among others. Our customers include developers and marketers of vehicle and mobile navigation systems and devices, providers of route planning and map display applications, providers of location-based products and services and providers of other geographic information products and services. We have entered into written agreements of various types, principally license agreements, with each of our customers. These agreements, however, are not requirements contracts.

        The following table presents a representative sample of our customers and their respective map-based applications.

Industry Type	Map-Based Applications		Representative Customers
Vehicle Navigation	•	Dynamic navigation	•	BMW, PSA Peugeot
	•	Telematics services		Citroën, Ford, General Motors (Automotive)
			•	Harman Becker, AISIN AW, Alpine, Siemens (Navigation systems manufacturers)
			•	OnStar, ATX (Telematic)
Mobile Devices	•	Map display	•	Garmin, Hewlett-
	•	Driving directions		Packard, Thales, T-Info,
	•	Dynamic navigation		Telcontar, PTV, Tel-Map
Internet-Based Mapping	•	Map display	•	AOL/MapQuest,
	•	Driving directions		Microsoft/MSN, Yahoo! (Internet portals)
			•	Microsoft, Rand McNally (PC Software)
Other	•	Asset tracking/	•	Leading parcel and
(Commercial Logistics,		fleet management		overnight delivery
Geographic Information	•	Route optimization		service companies, PTV,
Analysis, etc.)	•	Geographic information		ESRI, Federal, state,
		analysis		local and quasi-
	•	Emergency response		government agencies
	•	Traffic management

        During the fiscal years ended December 31, 2001, 2002 and 2003, BMW AG (including its affiliates) represented approximately 19%, 15%, and 18% of revenue, respectively, and Harman International Industries, Inc. (including its affiliates) represented approximately 11%, 13% and 12% of our revenue, respectively. We sell copies of our database and map disks to BMW in North America and Europe pursuant to BMW's standard purchasing terms and conditions, modified in specific instances by separate agreements with BMW. BMW is not obligated to make any minimum purchases under these arrangements. We have also entered into an agreement with BMW to develop a database for South Africa and to sell copies of this database and map disks to BMW. We have entered into a data license agreement with Harman pursuant to which we grant Harman territory-specific, non-exclusive, non-transferable licenses to use our database information in certain of Harman's products. The license agreement does not provide for any minimum license fees.

License Agreements

        We license and distribute our database in several ways, including licensing and delivering our database to our business customers, such as application developers and service providers, who then distribute the database directly or indirectly to business and consumer end-users in connection with their products and services. We also license and distribute our database directly (or indirectly through distributors) to both business and consumer end-users. In addition to the basic license terms that typically provide for non-exclusive licenses, our license agreements generally include additional terms and conditions relating to the specific use of the data.

        Our license fees vary depending on several factors, including the content of the data to be used by the product or service, the use for which the data has been licensed and the geographical scope of the data. The license fees paid for the licenses are usually on a per-copy basis or a per-transaction basis. In general, there is no requirement that a customer sell a minimum number of copies or transactions, although certain of the licenses require a minimum annual license fee or other minimum fee to be paid by the customer to us.

        Certain of the license agreements allow our customers to require or request us to produce copies of the database on their behalf and to deliver those copies to the customer or to another distributor for redistribution to consumer end-users. Similarly, we produce and deliver database copies to automobile manufacturers pursuant to purchase orders or other agreements, and the automobile manufacturers and their dealers redistribute the copies to automobile purchasers. If a customer elects for us to provide these database copies, or if we agree to provide these copies to an automobile manufacturer, then this customer, automobile manufacturer or another party is obligated to pay us a fee for each copy that we produce and deliver which includes a per-copy license fee and a service fee for packaging and distribution.

Competition

        The market for map information is highly competitive. We compete with other companies and governmental and quasi-governmental agencies that provide map information to a wide variety of users in a wide range of applications with varying levels of functionality. We believe that the principal elements of competition in the market for map information are:

    •
    the geographic coverage of the database;

    •
    the range and specificity of the information in the database;

    •
    database accuracy;

    •
    the price to customers for the use of the database; and

    •
    the availability of software and hardware products that are compatible with the database (or available or used in products/services that use this map information).

        We currently have several major competitors, including Tele Atlas and GDT, and numerous European governmental and quasi-governmental mapping agencies (such as, Ordnance Survey in the United Kingdom) that license map data for commercial use. Tele Atlas offers detailed map data for Western Europe. In addition, GDT and Tele Atlas are now offering more detailed map data for the United States than previously had been available from these companies, enabling greater functionality, such as turn-by-turn directions. This enhances their ability to compete with us in the United States market. In April 2004, Tele Atlas and GDT announced that the parties had entered into an agreement whereby Tele Atlas would acquire GDT. On June 28, 2004, Tele Atlas and GDT announced that the transaction had received U.S. antitrust clearance and is expected to close in July 2004. If the acquisition is completed, it may be more difficult for us to compete effectively with the combined company. Governmental and quasi-governmental agencies are also making more map data information available free of charge or at lower prices, which may encourage new market entrants or reduce the demand for fee-based products and services which incorporate our map database.

        In addition, some of our customers prefer to license data from several vendors in order to diversify their sources of supply and to maintain competitive and pricing pressure. Increased competition from our current competitors or new market entrants (which may include our customers), actions taken by our customers to diversify their sources of supply and increase pricing pressure, the proposed acquisition of GDT by Tele Atlas as well as other competitive pressures, may result in price reductions, reduced profit margins or loss of market share by us, each of which could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property

        Our success and ability to compete are dependent, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright laws (including, in Europe, database protection laws), trade secrets and patents to establish and protect our intellectual property rights in our database, software and related technology. We hold a total of more than 130 patents, which cover a variety of technologies, including technologies relating to the collection and distribution of geographical and other data, data organization and format, and database evaluation and analysis tools. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We also protect our database, software and related technology, in part, through the terms of our license agreements and by confidentiality agreements with our employees, consultants, customers and others. We also claim rights in our trademarks and service marks. Certain of our marks are registered in the United States, Europe and elsewhere and we have filed applications to register certain other marks in these jurisdictions. We have licensed others to use certain of our marks in connection with our database and software and expect to continue licensing certain of our marks in the future.

        NAVTEQ is a trademark of NAVTEQ Corporation. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

Employees

        As of June 1, 2004, we had a total of 1,468 employees. We believe that relations with our employees are good, and we have not experienced any work stoppages due to labor disputes.

Facilities

        Our corporate headquarters are located in Chicago, Illinois. We maintain a regional headquarters in Veldhoven, The Netherlands and a production facility in Fargo, North Dakota. The table below provides additional information concerning our principal facilities, including the approximate square footage of each facility and the lease or sublease expiration date. We believe that our facilities are generally suitable to meet our needs for the foreseeable future, however, we continue to seek additional space as needed to satisfy our growth.

Location	Use/Purpose	Square Footage	Lease Expiration
Chicago, IL	Corporate Headquarters	148,324	September 30, 2007
Fargo, ND	Production Facility	56,500	August 31, 2011
Veldhoven, The Netherlands	Regional Headquarters	43,056	March 14, 2011

        In addition to these facilities, we also have approximately 110 field and administrative offices in 19 countries worldwide.

Legal Proceedings

        There are no material pending legal proceedings to which we are a party or to which any of our property is subject.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive officers and directors:
Judson C. Green	51	President, Chief Executive Officer and Director
Denis M. Cohen	63	Executive Vice President, Sales Europe
John K. MacLeod	46	Executive Vice President, Global Marketing and Strategy
David B. Mullen	53	Executive Vice President and Chief Financial Officer
Lawrence D. Chesler	66	Senior Vice President, Corporate Affairs
Winston Guillory, Jr.	47	Senior Vice President, North America Sales
M. Salahuddin Khan	51	Senior Vice President, Technology & Development and Chief Technology Officer
Mary D. Hardwick	44	Vice President, Quality
Lawrence M. Kaplan	40	Vice President, General Counsel and Corporate Secretary
Christine C. Moore	54	Vice President, Human Resources
Richard E. Shuman	52	Vice President, Asia Pacific Sales
Non-management directors:
Richard J. A. de Lange	58	Director-Chairman
Wilhelmus C. M. Groenhuysen(1)	46	Director
Dirk-Jan van Ommeren(1)	53	Director
Scott M. Weisenhoff(1)	49	Director
Scott D. Miller	51	Director Nominee

(1)
Pursuant to an agreement between Philips B.V. and NavPart I B.V., Philips B.V. has agreed that so long as NavPart I B.V. holds more than 10% of our common stock, Philips B.V. will vote its shares in support of electing two NavPart I B.V. designated directors to our board of directors and NavPart I B.V. has agreed that so long as Philips B.V. holds 25% or more of our common stock, NavPart I B.V. will vote its shares in support of electing three Philips designated directors to our board of directors. Currently, Mr. van Ommeren is the only NavPart I B.V. designated director and Messrs. Weisenhoff and Groenhuysen are the only Philips-designated directors. Following this offering, NavPart I will not hold, directly or indirectly, more than 10% of our common stock.

Executive Officers

        Judson C. Green serves as our President and Chief Executive Officer and as a member of our board of directors. Mr. Green joined us in May 2000. Previously, Mr. Green was the President of Walt Disney Attractions, the theme park and resort segment of The Walt Disney Company, from August 1991 until December 1998, and Chairman from December 1998 until April 2000. Prior to his positions at Walt Disney Attractions, he served as Chief Financial Officer of The Walt Disney Company from December 1989 until August 1991. Mr. Green holds a M.B.A. from the University of Chicago Graduate School of Business and a bachelor's degree in economics from DePauw University.

        Denis M. Cohen serves as our Executive Vice President, Sales Europe. Mr. Cohen joined us as President, Europe in 1997 and has also served as our Executive Vice President, Marketing and Sales for Europe and Japan. From 1993 until 1997, Mr. Cohen was with Thomas-CSF as General Manager of Subsidiaries and Sales Offices Network Worldwide for Components Applications. Mr. Cohen holds an engineering degree from Ecole Nationale d'Electronique at Radio de Bordeaux and also holds degrees in physics and mathematics.

        John K. MacLeod serves as our Executive Vice President, Global Marketing and Strategy. Mr. MacLeod joined us in September 2000 as Executive Vice President, Marketing and Sales for North America and World Markets. From November 1999 until September 2000 he was an independent consultant. From January 1996 until November 1999, Mr. MacLeod was Senior Vice President—Development and Operations, Sony Retail Entertainment division of Sony Corporation of America, which division's principal business was location-based entertainment. Mr. MacLeod holds a M.B.A. from the Stanford Graduate School of Business and a bachelor's degree in economics from Harvard.

        David B. Mullen serves as our Executive Vice President and Chief Financial Officer. Prior to joining us in December 2002, he was Chief Financial Officer of Allscripts Healthcare Solutions, Inc., a healthcare technology firm, from August 1997 to September 2002. From 1995 to 1997, Mr. Mullen was Chief Financial Officer of Enterprise Systems, a publicly-held healthcare software company. Earlier he held several top management positions with CCC Information Services, a software and information services company serving the insurance industry, and spent a number of years in the audit and systems consulting practices of Ernst & Young LLP. Mr. Mullen holds a M.B.A. from the Wharton School at the University of Pennsylvania and a bachelor's degree in statistics from Princeton University.

        Lawrence D. Chesler serves as our Senior Vice President, Corporate Affairs. He joined us in November 1998 as Vice President and General Counsel and subsequently also served as Corporate Secretary. Prior to joining us, Mr. Chesler was a senior member of the Andersen Worldwide legal group from October 1995 to November 1998. Earlier he held vice president and general counsel positions with Directory & Operator Services Division of Northern Telecom, Inc., the U.S. subsidiaries of STC (Standard Telephone & Cable), plc, and Computer Consoles, Inc. Mr. Chesler holds a M.B.A. and a B.A. from the University of Rochester and a J.D. from the University of Buffalo School of Law.

        Winston Guillory, Jr. serves as our Senior Vice President, North America Sales and joined us in July 2003. Prior to joining us, Mr. Guillory worked from 1997 until 2002 in senior executive sales roles for Intermec Technologies, a leading provider of supply chain information products, services and technologies. Earlier he held senior sales positions with Weblink Wireless, Inc, a leading wireless company in North America, and Visual Information Technology, a provider of image processing hardware. Mr. Guillory spent the first nine years of his career at IBM in a variety of marketing and sales management roles. Mr. Guillory holds a B.B.A. in marketing from Lamar University.

        M. Salahuddin Khan serves as our Senior Vice President, Technology & Development and Chief Technology Officer. Mr. Khan joined us in 1998 as Vice President, OEM Marketing. Previously Mr. Khan was at Computervision Corporation for nearly twenty years, most recently as Vice President, Research and Product Development. Mr. Khan holds a B.S. in aeronautics and astronautics from the University of Southampton.

        Mary D. Hardwick serves as our Vice President, Quality. Dr. Hardwick joined us in 1993 and has held positions of increasing responsibility, most recently as Director of Planning, Worldwide Database Operations. Dr. Hardwick holds a Ph.D. in freshwater eco-toxicology and a BSc in biological sciences from the University of Leicester and a M.B.A. from the British Open University.

        Lawrence M. Kaplan serves as our Vice President, General Counsel and Corporate Secretary. Mr. Kaplan joined us in 1995 as our Director of Intellectual Property and became Vice President and General Counsel in January 2001. Previously, he was an attorney in private practice with the law firm of Brinks Hofer Gilson & Lione. Mr. Kaplan holds a J.D. from the University of Illinois College of Law and a B.S. in general engineering from the University of Illinois.

        Christine C. Moore serves as our Vice President, Human Resources. Ms. Moore joined us in June 2000. Previously, Ms. Moore was with The Walt Disney Company for almost 30 years, most recently as Director, Communications and Special Projects, for the Chairman of Disney's Theme Parks and Resorts Division. During her career with Disney, Ms. Moore held a variety of positions including General Manager, Human Resources, for the Disneyland Paris project, and Manager of Administration and Personnel for the Walt Disney World Resorts. Ms. Moore holds a Masters degree from the Crummer School of Business and a B.A. in both English and history from Marshall University.

        Richard E. Shuman serves as our Vice President, Asia-Pacific Sales. Mr. Shuman has been with us since 1987 and prior to his current position, Mr. Shuman held several other senior level positions, including General Manager, Vehicle Applications Europe and Senior Director, Automotive Business Development. Mr. Shuman joined us from Cellular Business Systems Inc., where he was Vice President of Operations from 1984 to 1987. Prior to that, he was Regional Manager for SEI Information Technology. Mr. Shuman holds a B.A. in performance music from Roosevelt University.

Non-Management Directors

        Richard J. A. de Lange has served as a member of our board of directors since June 1996 and is the Chairman of the board of directors. He joined Philips Electronics Nederland B.V. in 1970 and held various positions of increasing responsibility within Philips until June 2002. Currently, Mr. de Lange acts as an advisor to the board of management of Royal Philips Electronics on real estate projects in The Netherlands. Mr. de Lange was Chairman and Chief Executive Officer of the board of management of Philips Electronics Nederland B.V. from October 1998 to June 2002. Beginning September 2003, Mr. de Lange has served as an advisor to the Board of United Pan-Europe Communications Inc. From March 1996 until September 2003, he was a member of the Supervisory Board of United Pan-Europe Communications N.V. Mr. de Lange is also a member of the Supervisory Board of the University of Amsterdam and Chairman of the Dutch Society of Industry and Commerce.

        Wilhelmus C.M. Groenhuysen has served as a member of our board of directors since September 2003. Since August 2002, he has been Senior Vice President and Chief Financial Officer of Philips Electronics North America Corporation. From September 1997 until August 2002, Mr. Groenhuysen was Senior Vice President and Chief Financial Officer of Philips Lighting's Lighting Electronics Business Group. From September 1994 until September 1997, he was Chief Financial Officer of Philips Electronics Thailand Ltd. Before that, Mr. Groenhuysen had various responsibilities within the Philips Electronics Group since joining Philips in the Netherlands in 1987.

        Dirk-Jan van Ommeren has served as a member of our board of directors since March 1999. Mr. van Ommeren is also the Chairman of the Board of Managing Directors of Oranje- Nassau Groep B.V. Previously, Mr. van Ommeren was the Managing Director of Oranje-Nassau Groep B.V. from 1996 to 1999. Mr. van Ommeren has also held management positions with Amsterdam Investeringsbank, N.V., Westland/Utrecht Hypotheekbank N.V. and Amsterdam-Rotterdam Bank N.V. Mr. van Ommeren also holds positions with VVAA Groep B.V. (member of the Supervisory Board) and Stallergenes S.A. (member of the Supervisory Board).

        Scott M. Weisenhoff has served as a member of our board of directors since February 2004. Since February 2003, he has been Executive Vice President and Chief Financial Officer of Philips Medical Systems, a medical diagnostic equipment supplier. From November 2001 until February 2003, Mr. Weisenhoff was Executive Vice President and Chief Financial Officer of Philips Components business. From August 1999 until November 2001, he was Executive Vice President and Chief Financial Officer of Philips' Domestic Appliances and Personal Care business. Before that, Mr. Weisenhoff had various responsibilities within Philips since joining Philips in 1983. Mr. Weisenhoff is also a director of MedQuist Inc.

        Scott D. Miller will become a member of our board of directors effective upon completion of this offering. Since March 2004, Mr. Miller has concurrently served as the President of the Six Sigma Academy, the original Six Sigma deployment firm providing progressive Six Sigma training and implementation to companies worldwide, and as Chief Executive Officer of G100, a membership organization providing a forum for CEOs to discuss timely issues with their peers. Previously, Mr. Miller served as Non-Executive Vice Chairman of Hyatt Hotels Corporation, an international hospitality and real estate company based in Chicago, Illinois, from May 2003 through September 2003, as President from December 1999 to April 2003 and as Executive Vice President from August 1997 to December 1999. Prior to joining Hyatt, Mr. Miller was a founding partner and CEO of United Infrastructure, an infrastructure operating and development company in partnership with Peter Kiewit Sons and Bechtel Enterprises. Mr. Miller currently serves on the boards of Orbitz, Inc. and Axa Financial, Inc.

Board Composition

        At the completion of this offering, our board of directors will consist of six members, each serving a one year term expiring at the next annual meeting of stockholders. The board will observe all applicable criteria for independence established by the New York Stock Exchange and other governing laws and applicable regulations. No director will be deemed to be independent unless the board affirmatively determines that the director has no material relationship with us directly, or as an officer, stockholder or partner of an organization that has a relationship with us.

Board Committees

        Upon the completion of this offering, the standing committees of our board of directors will include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

        Audit Committee.    The Audit Committee is primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

    •
    selecting independent auditors;

    •
    reviewing the scope of the audit to be conducted by them and the results of their audit;

    •
    approving non-audit services provided to us by the independent auditor;

    •
    reviewing the integrity, adequacy and effectiveness of our financial reporting process and internal controls;

    •
    assessing our financial reporting practices, including the disclosures in our annual and quarterly reports and the accounting standards and principles followed; and

    •
    conducting other reviews relating to compliance by our employees with our policies and applicable laws.

        Currently, the Audit Committee is comprised of Messrs. Groenhuysen, Weisenhoff and de Lange. Upon completion of this offering, the Audit Committee will be comprised of Messrs. de Lange, Miller and van Ommeren.

        Compensation Committee.    This committee's primary responsibility is to discharge our board's responsibilities relating to compensation of our senior executives. Its duties include:

    •
    developing guidelines and reviewing the compensation and performance of our executive officers, setting the compensation of the Chief Executive Officer and evaluating his performance based on corporate goals and objectives;

    •
    making recommendations to the board with respect to incentive compensation plans, equity-based plans and deferred compensation plans; and

    •
    reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the board.

        Currently, the Compensation Committee is comprised of Messrs. Groenhuysen, van Ommeren and de Lange. After this offering, the Compensation Committee will be comprised of Messrs. de Lange, Miller and van Ommeren.

        Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee's responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. This committee will also oversee the annual self-evaluations of our board and its committees. It will also make recommendations to our board of directors concerning the structure and membership of the other board committees. After this offering, the Nominating and Corporate Governance Committee will be comprised of Messrs. de Lange, Miller and van Ommeren.

Compensation Committee Interlocks and Insider Participation

        The current members of our Compensation Committee are Messrs. Groenhuysen, van Ommeren and de Lange. After this offering, Mr. Miller will replace Mr. Groenhuysen on this committee. None of these individuals were at any time during fiscal year 2003 an officer or employee of ours. In addition, none or our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

        Mr. Groenhuysen is an employee of Philips and Mr. de Lange was employed by Philips until June 2002. See "Certain Relationships and Related Transactions" on page 76 for information regarding transactions between us and Philips.

Compensation of Directors

        We pay each member of our board of directors, other than those who are our employees or employees of our affiliates, an annual retainer of $40,000 for service on the board and $1,500 for each board meeting attended by the member in excess of four meetings each year. Each member of our board of directors serving on one of our committees receives an additional annual fee of $6,000 for each committee upon which the member serves. In addition, the Audit Committee chairman receives an additional annual fee of $10,000 and the chairman of any other committee receives an additional annual fee of $5,000. We also annually award stock options valued at an amount of $60,000 and restricted stock units valued at an amount of $30,000 to each member of our board of directors, other than those who are our employees or employees of our affiliates. This year, these stock options and restricted stock units will be granted on the date of this prospectus. The exercise price of the options will be equal to the initial public offering price. We also reimburse members of our board of directors for travel, lodging and other reasonable out-of-pocket expenses incurred in attending board and committee meetings.

Executive Compensation

        The following table summarizes the compensation earned in the fiscal years ended December 31, 2001, 2002 and 2003 by our chief executive officer and the other four most highly paid executive officers whose total salary and bonus awards exceeded $100,000 for the fiscal year ended December 31, 2003. In this document, we refer to these individuals as our "named executive officers."

Summary Compensation Table

			Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year		Salary	Bonus(1)	Other Compensation			Shares Underlying Options
Judson C. Green President and Chief Executive Officer	2003 2002 2001		$600,000 600,000 600,000	$720,000 660,000 480,000		$36,000 36,000 36,000	(2) (2) (2)	— 2,500,000 —	(3)
John K. MacLeod Executive Vice President, Global Marketing and Strategy	2003 2002 2001		$342,692 330,000 324,231	$200,000 180,000 90,000	$	— — 102,192	(4)	— 214,286 —	(3)
David B. Mullen Executive Vice President and Chief Financial Officer	2003 2002 2001	(5)	$330,000 19,038 —	$200,000 55,000 —	$	— — —		285,714 — —
M. Salahuddin Khan Senior Vice President, Technology & Development and Chief Technology Officer	2003 2002 2001		$320,000 322,868 316,154	$200,000 180,000 145,000	$	— 101 108		— 250,000 35,714	(3)
Denis M. Cohen Executive Vice President, Sales Europe	2003 2002 2001		$261,084 230,971 204,401	$122,450 108,322 115,000	$	— — —		— 214,286 —	(6)

(1)
Represents amounts earned in the year indicated, but paid in the following year.

(2)
Represents an allowance for business expenses.

(3)
Represents options to purchase common stock granted in connection with the cancellation of options pursuant to our stock option exchange in 2001.

(4)
Represents relocation expenses.

(5)
Mr. Mullen's compensation is based on a partial year of employment as he joined us in December 2002.

(6)
Includes options to purchase 107,143 shares of common stock granted in connection with the cancellation of options pursuant to our stock option exchange in 2001.

        The target level of bonuses for each of the named executive officers is initially set forth in each of their respective employment agreements and is based on competitive market data by position and internal comparable position. Our Compensation Committee is responsible for determining and approving the bonus for our President and Chief Executive Officer. Our President and Chief Executive Officer determines and recommends to the Compensation Committee for approval the actual amounts of the bonuses for each of the other named executive officers each year. The bonus for each of the named executive officers is based primarily on:

  •
  Our performance for the applicable year with respect to revenues, operating income and operating expenses, both overall and versus the budgeted amounts for the year, as well as any major accomplishments by us for the year; and

  •
  the respective named executive officer's individual performance in terms of achieving designated corporate and divisional initiatives, driving the overall performance of such officer's area of responsibility, satisfying financial goals and demonstrating expected leadership qualities.

        The bonuses for each of the named executive officers for each of the last three fiscal years were between 55% and 125% of the targeted amounts, not including bonuses for partial years.

Option Grants

        The following table contains information concerning the grant of options to purchase shares of our common stock to each of the named executive officers during the fiscal year ended December 31, 2003. The percentage of total options granted to employees set forth below is based on an aggregate of 807,036 shares subject to options granted in 2003.

Option Grants In Last Fiscal Year

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Share)	Fair Market Value on Date of Grant		Expiration Date	0%	5%	10%
David B. Mullen	285,714	35.4%	$5.74	$12.04	(2)	12/22/13	$4,502,853	$7,889,580	$12,844,523

(1)
Potential realizable values are net of exercise price, but before any taxes associated with exercise. The assumed rates of stock appreciation are provided in accordance with SEC rules based upon an assumed initial public offering price of $21.50 per share, and do not represent our estimate or projection of future stock price.

(2)
Represents the fair market value, as determined by our board of directors, of our common stock on the date of grant of the options.

Options Exercised During 2003 and Options Values at December 31, 2003

        The following table contains information regarding options exercised during 2003 and unexercised options held at December 31, 2003, by the named executive officers.

			Number of unexercised options at December 31, 2003	Value of unexercised in-the-money options at December 31, 2003 ($)(1)
Name	Shares acquired on exercise	Value realized	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Judson C. Green	None	None	2,500,000/0	$50,250,000/0
John K. MacLeod	None	None	172,672/41,614	$3,470,712/836,431
David B. Mullen	None	None	71,429/214,286	$1,125,714/3,377,143
M. Salahuddin Khan	None	None	208,111/41,889	$4,183,039/841,961
Denis M. Cohen	None	None	139,916/74,370	$2,767,301/1,539,842

(1)
There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been based upon an assumed initial public offering price of $21.50 per share less the applicable exercise price.

Employment Agreements

        We have entered into written employment agreements with our named executive officers, the terms of which are summarized below.

President and Chief Executive Officer

        Judson C. Green, our President and Chief Executive Officer, has an employment agreement with us which was amended and restated as of April 30, 2004. The new employment agreement will continue until Mr. Green's death or disability or until otherwise terminated by either party. The new employment agreement provides Mr. Green a base salary of $630,000 per annum with a targeted annual bonus of 100% of his base salary. One-half of his bonus is subject to Mr. Green's achievement of applicable corporate milestones and objectives established by the board of directors and the other half is subject to Mr. Green's achievement of personal objectives established by the board of directors. Mr. Green will also be entitled to reimbursement for his travel expenses and an allowance of $3,000 per month for certain business-related expenses, additional term life insurance protection and retiree medical coverage. Mr. Green will be subject to a non-compete and non-solicitation provision, which will continue for a period of one year beyond the termination of his employment agreement.

        Mr. Green's new employment agreement provides that in the event that Mr. Green's employment is terminated at any time prior to the date Mr. Green attains age 65 by us without cause or by Mr. Green as a result of our breach of the employment agreement or by Mr. Green as a result of good cause (defined as a significant diminution of his duties and/or a reduction in his base annual compensation and/or target bonus) or for any reason during the seventh month after a change of control, Mr. Green will be entitled to certain severance benefits equal to two years base salary and bonus and accelerated vesting of his equity and incentive awards. The failure of Mr. Green to be elected and continue as a director on our board of directors, other than as a result of his voluntary resignation, will constitute a breach of the employment agreement by us.

        In connection with his employment, Mr. Green was granted an option on May 1, 2000 to acquire 2,500,000 shares of our common stock at an exercise price of $11.90 per share, subject to vesting at a rate of 25% per year, commencing with 25% of the shares subject to the option vesting on the date of grant. Pursuant to our offer to exchange the options granted to Mr. Green and others described in the notes to our financial statements, these options were canceled on October 1, 2001, and new options for the same number of shares were granted on May 15, 2002. The exercise price of the new options granted on May 15, 2002 equaled $1.40 per share, which was determined by our board of directors to be the fair market value of our common stock on the date of the grant. The options Mr. Green received in exchange for his tendered options have the same vesting as his tendered options. Mr. Green's vested options will be exercisable for the full 10-year term, regardless of any termination of his employment, except in the following case: if Mr. Green, prior to a change of control, terminates his employment other than as a result of a breach of his employment agreement by us and/or for good cause, then the vested options will be exercisable for a period of 60 days following the date of employment termination.

        On April 30, 2004, Mr. Green was granted 619,335 restricted stock units in connection with the execution of his new employment agreement. These restricted stock units are generally subject to vesting at a rate of 25% per year, commencing with 25% of the units vesting on April 30, 2005. Mr. Green will also have the right under his new employment agreement to purchase up to $5 million of our stock pursuant to this offering at the initial public offering price.

Executive Vice President, Global Marketing and Strategy

        John K. MacLeod is our Executive Vice President, Global Marketing and Strategy. We have entered into an employment agreement dated as of September 18, 2000 with Mr. MacLeod pursuant to which he is entitled to an annual base salary of $300,000 and a discretionary bonus of up to 50% of his base salary. Under the terms of the employment agreement, Mr. MacLeod was also entitled to receive reimbursement for a one time relocation expense within the first year of his employment. In the event that Mr. MacLeod is terminated by us without cause or voluntarily terminates his employment for good reason, he is entitled to receive severance in an amount equal to his base salary in either a lump sum or equal monthly installments for 12 months following his termination, and to continue to participate in all of our benefit programs for which all senior executives are eligible (other than bonus and incentive compensation plans) from the date of termination through the first anniversary of the date of termination. Mr. MacLeod's severance will be reduced on a dollar for dollar basis by the amount of any compensation received by Mr. MacLeod upon his obtaining employment with another employer. Mr. MacLeod has agreed to a non-compete and non-solicitation provision which continues for a period of one year beyond the termination of his employment with us.

        In connection with his employment, we also entered into a stock option agreement with Mr. MacLeod pursuant to which he was granted options to acquire 214,286 shares of our common stock at $15.40 per share. Pursuant to our offer to exchange the options granted to Mr. MacLeod and others described in the notes to our financial statements, all of Mr. MacLeod's options were canceled on October 1, 2001, and new options for the same number of shares were granted on May 15, 2002. The exercise price of the new options equaled $1.40 per share, which was determined by our board of directors to be the fair market value of our common stock on the date of the grant. The new options granted to Mr. MacLeod vest as follows: (1) the number of options equivalent to (i) the portion of his options that was exercisable at the time of cancellation of the options accepted for exchange, plus (ii) the portion of his options that would have become exercisable by the date of the new grant had the cancellation not occurred, were exercisable on the grant date of the new options; and (2) 1/28 of the remaining portion of his new options become exercisable on the first day of each month thereafter.

Executive Vice President and Chief Financial Officer

        We entered into an employment agreement with David B. Mullen as of December 1, 2002, whereby Mr. Mullen became our Executive Vice President and Chief Financial Officer. The employment agreement terminates on the earlier of Mr. Mullen's resignation, disability, death or termination by the board of directors or our CEO with or without cause. Mr. Mullen is entitled to receive a base salary of $330,000 per annum and is eligible to receive an annual bonus of 50% of his base salary. In the event that Mr. Mullen is terminated by us without cause or voluntarily terminates his employment for good reason, he is entitled to (i) receive severance in an amount equal to his base salary plus Mr. Mullen's target bonus amount pro-rated for the year based on the date of termination in either a lump sum or equal monthly installments for 12 months following his termination at our discretion, provided that in the event we elect to pay a lump sum, such payment shall equal the present value of the payments otherwise payable discounted at a rate of 10% per annum, and (ii) continue to participate in all of our benefit programs for which all senior executives are eligible (other than bonus and incentive compensation plans) from the date of such termination through the first anniversary of the date of termination. Mr. Mullen has agreed to a non-compete and non-solicitation provision, which continues for a period of one year beyond the termination of his employment agreement.

        In connection with the employment agreement, we agreed to recommend to the Compensation Committee that Mr. Mullen be granted an option to purchase 285,714 shares of our common stock at a per-share exercise price equal to the fair market value on the date of grant. Mr. Mullen was granted an option to purchase 285,714 shares of our common stock on December 22, 2003 at an exercise price equal to $5.74 per share, which represented a discount to the fair market value of our common stock on the date of grant of $12.04 per share as determined by our board of directors. The options were granted at an exercise price less than the fair market value on the date of grant as a result of the delay in granting Mr. Mullen such options following his initial hire date.

Senior Vice President, Technology & Development and Chief Technology Officer

        We entered into a letter agreement dated February 3, 1998 with M. Salahuddin Khan pursuant to which he joined us as Vice President, OEM Marketing. His title has since changed to Senior Vice President, Technology & Development and Chief Technology Officer. Pursuant to the letter agreement, Mr. Khan is entitled to receive a base salary of $225,004 per annum and is eligible to receive annual bonuses of up to 40% of his base salary, subject to his achievement of applicable milestones and objectives. In addition, Mr. Khan received a signing bonus of $25,000. Mr. Khan's current bonus target is 50% of his base salary.

        The letter agreement also provided that if we adopt a long-term incentive plan, it was anticipated that Mr. Khan would receive an option to purchase 42,857 shares of our common stock at fair market value on the date of the grant, with vesting to occur over a four year period. Mr. Khan received an option to acquire 48,214 shares of our common stock at $11.90 per share in connection with his letter agreement. Pursuant to our offer to exchange the options granted to Mr. Khan and others described in the notes to our financial statements, all of Mr. Khan's options, including his initial options, were canceled on October 1, 2001, and new options for the same number of shares were granted on May 15, 2002. The exercise price of the new options equaled $1.40 per share, which was determined by our board of directors to be the fair market value of our common stock on the date of the grant. The new options granted to Mr. Khan vest as follows: (1) the number of options equivalent to (i) the portion of his options that was exercisable at the time of cancellation of the options accepted for exchange, plus (ii) the portion of his options that would have become exercisable by the date of the new grant had the cancellation not occurred, were exercisable on the grant date of the new options; and (2) 1/28 of the remaining portion of his new options become exercisable on the first day of each month thereafter.

        Mr. Khan is an at-will employee and his employment is for no specific term. However, in the event that he is terminated without cause, Mr. Khan is entitled to receive severance pay equal to six months of his base salary plus any earned but unpaid bonuses and the continuation of his benefits for a six-month period. In the event that Mr. Khan has not obtained employment elsewhere at the expiration of the six-month period, we will pay him his base salary for an additional three months or until he receives other employment, whichever occurs sooner.

Executive Vice President, Sales Europe

        We entered into a letter agreement with Denis M. Cohen dated February 13, 1997 pursuant to which Mr. Cohen became President of our principal European operating subsidiary. His title has since changed to Executive Vice President, Sales Europe.

        Pursuant to the letter agreement, Mr. Cohen was entitled to a base annual salary of 1,072,000 French francs (approximately $188,517) plus a signing bonus of 804,000 French francs (approximately $141,387), paid in installments over the term of his employment. In addition, he was eligible to receive an annual performance bonus of up to 50% of his base salary, subject to his achievement of applicable milestones and objectives.

        The letter agreement also provided that it would be recommended to the board of directors that Mr. Cohen be granted an option to acquire 14,286 shares of our common stock at the fair market value at the time of grant, these options to vest in equal annual installments over a four year period and subject to Mr. Cohen's continued employment with us. Mr. Cohen received an option to acquire 14,286 shares of our common stock at an exercise price of $11.90 per share in connection with his letter agreement. Pursuant to our offer to exchange the options granted to Mr. Cohen and others described in the notes to our financial statements, all of Mr. Cohen's options, including his initial options, were canceled on October 1, 2001, and new options for the same number of shares were granted on May 15, 2002. The exercise price of the new options equaled $1.40 per share, which was determined by our board of directors to be the fair market value of our common stock on the date of the grant. The new options granted to Mr. Cohen vest as follows: (1) the number of options equivalent to (i) the portion of his options that was exercisable at the time of cancellation of the options accepted for exchange, plus (ii) the portion of his options that would have become exercisable by the date of the new grant had the cancellation not occurred, were exercisable on the grant date of the new options; and (2) 1/28 of the remaining portion of his new options become exercisable on the first day of each month thereafter.

        In the event that Mr. Cohen's employment is terminated without cause and in connection with either a change of control or a change in the nature of our business, Mr. Cohen has the option to take a similar position in the United States or receive his base salary and benefits for a period of one year. In the event that Mr. Cohen's employment is terminated without cause for any other reason he is entitled to receive his base salary and benefits for the remainder of the term of his agreement, but in no event for less than a year.

2001 Stock Incentive Plan

        Our 2001 Stock Incentive Plan was adopted by our board of directors and by our stockholders in August 2001. The 2001 Stock Incentive Plan allows us to grant the following to all eligible plan participants: options (including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and non-qualified stock options); stock appreciation rights; restricted or unrestricted stock awards; phantom stock; performance awards; stock purchase rights; other stock-based awards; or any combinations of the foregoing.

        All of our employees, officers, directors and consultants are eligible to participate in the 2001 Stock Incentive Plan. The maximum aggregate number of shares of common stock we may award under the 2001 Stock Incentive Plan as of June 1, 2004 is 16,133,892 (subject to adjustment under certain circumstances), of which 4,435,071 shares are subject to outstanding options, 619,335 shares are issuable pursuant to outstanding restricted stock units and 11,079,486 shares are reserved for issuance of future grants. The shares reserved for future issuances may consist of authorized but unissued shares of our common stock or common stock that we have reacquired.

        The 2001 Stock Incentive Plan provides that the plan be administered by our board of directors or by a delegated committee of the board. The board or the committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. The board or the committee also may make adjustments in the terms and conditions of the awards in the event of stock dividends, stock splits and reverse stock splits, non-change in control transactions affecting our common stock and unusual or nonrecurring events. Our board of directors may amend, alter, suspend or terminate the 2001 Stock Incentive Plan at any time. However, any action by the board of directors in this regard cannot impair the rights of any grantee without the consent of the grantee, except in the event of a merger or consolidation, certain unusual or nonrecurring circumstances and other limited situations as specified in the plan. Our board of directors has appointed Judson C. Green, our president and chief executive officer, as the administrator under the 2001 Stock Incentive Plan, except for the duties expressly reserved for the Compensation Committee of the board of directors. Our Compensation Committee determines the awards with respect to our president and chief executive officer and our officers who report directly to our president and chief executive officer.

        The terms and conditions for each grant made under the 2001 Stock Incentive Plan are memorialized in a grant agreement between us and each grantee. Subject to any applicable limitations contained in the plan, our board of directors or the committee selects the recipients of the awards to be made and determines, among other things: the number of shares of common stock covered by options and the date or dates upon which the options become exercisable; the exercise price of the options; the duration of the options; and the number of shares of common stock subject to any other stock-based awards (including stock appreciation rights, phantom stock units, shares of restricted or unrestricted stock, and restricted stock units) and other terms and conditions of the awards, including conditions regarding issue price, repurchase price and conditions of repurchase.

        We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant of the option. The terms of the plan also permit the administrator to determine how optionees may pay the exercise price of their options, including by cash, check, promissory note, or in connection with a cashless exercise by surrender of shares of our common stock by the option holder to us, or by any combination of these permitted forms of payment. Incentive stock options may only be granted to our employees (including parent and/or subsidiary employees). Non-qualified stock options may be granted to our employees, consultants or non-employee directors.

        Eligible participants in the 2001 Stock Incentive Plan also may receive awards of stock appreciation rights. Stock appreciation rights entitle the grantee to receive a cash payment from us having an aggregate value equal to the product of (i) the excess of (a) the aggregate fair market value on the exercise date of one share of common stock over (b) the exercise price per share specified in the grant agreement, times (ii) the number of shares specified by the stock appreciation rights, or portion thereof of that number of shares, which is exercised by the grantee.

        Grants to eligible participants in the 2001 Stock Incentive Plan denominated in stock-equivalent units (commonly referred to as "phantom stock") may be made in the amounts and on the terms and conditions the plan administrator determines. Grantees of phantom stock do not have the rights of a stockholder except as otherwise provided in the grant agreement.

        Other stock awards may be denominated in cash, common stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into common stock or in a combination of the foregoing.

        A change in control transaction will result in the termination of outstanding options and stock appreciation rights, unless the continuation or assumption of these outstanding options or stock appreciation rights is provided for as part of the change of control transaction. In the event that the 2001 Stock Incentive Plan is terminated (a) the outstanding options and stock appreciation rights that will terminate upon the effective time of the change of control become fully vested immediately prior to the effective time and (b) the holders of options and stock appreciation rights will be permitted, for a period of at least fifteen days prior to the effective time of the change of control, to exercise their rights with respect to all portions of these options or stock appreciation rights then exercisable. In the event of our dissolution or liquidation, unless exercised or as otherwise specified in the plan, all outstanding options will terminate immediately prior to the liquidation or dissolution.

        We have also adopted separate sub-plans for residents of The Netherlands, Belgium, France, United Kingdom and California, each having provisions particular to recipients of awards residing in these locations.

Other Option Plans and Agreements

        In addition to the options and restricted stock units granted under the 2001 Stock Incentive Plan, we have options outstanding under our prior employee stock option plans. As of June 1, 2004, we had options to acquire up to 5,084, 883,253 and 73,406 shares of our common stock outstanding under our 1998 California Stock Option Plan, 1996 Stock Option Plan and 1988 Stock Option Plan, respectively. The terms of the options outstanding under our 1998 California Stock Option Plan, 1996 Stock Option Plan and 1988 Stock Option Plan are substantially similar to the terms of the options to be granted under the 2001 Stock Incentive Plan. As is the case with our 2001 Stock Incentive Plan, we also maintained separate sub-plans under our 1996 Stock Option Plan for our employees who are residents of certain foreign countries, each having provisions particular to recipients of stock options residing in these locations.

        No additional stock options, stock purchase rights or other rights will be granted under any of the prior employee stock option plans, other than the 2001 Stock Incentive Plan.

        In addition, we have entered into stock option agreements with Judson C. Green and John K. MacLeod in connection with their employment. Pursuant to the terms of his stock option agreement, Mr. Green has the right to acquire 2,500,000 shares of our common stock at $1.40 per share. Similarly, under the terms of Mr. MacLeod's stock option agreement, he has the right to acquire 214,286 shares of our common stock at $1.40 per share.

Equity Incentive Grants in Connection with Initial Public Offering

        In April 2004, our Compensation Committee approved grants of stock options and restricted stock units to the executive officers on the date of this prospectus. Restricted stock units are securities that require us to deliver one share of common stock to the holder for each vested unit. The aggregate number of restricted stock units that will be granted to these executive officers equals $827,032.25 divided by the initial public offering price. The aggregate number of stock options granted to these executive officers equals $1,654,064.50 divided by the Black-Scholes value per stock option, the latter of which shall be set at 58% of the initial public offering price. The exercise price of the stock options will be the initial public offering price. In addition, our President and Chief Executive Officer, as authorized by our Compensation Committee as administrator of the 2001 Stock Incentive Plan, intends on granting certain employees restricted stock units and stock options on the date of this prospectus. The aggregate number of these restricted stock units will equal $2,234,149 divided by the initial public offering price. The aggregate number of these stock options will equal $4,468,298 divided by the Black- Scholes value per stock option, the latter of which shall be set at 58% of the initial public offering price. The exercise price of these options will be the initial public offering price.

        We also intend to grant to our directors, other than those who are our employees or employees of our affiliates, stock options valued at an amount of $60,000 and restricted stock units valued at an amount of $30,000 on the date of this prospectus.

        Based on an assumed initial public offering price of $21.50 per share, the aggregate number of shares underlying restricted stock units and options granted on the date of this prospectus based on the formula above will equal 143,776 and 495,779, respectively.

        All of the restricted stock units granted on the date of the initial public offering will vest in four equal annual installments beginning on the anniversary of February 2, 2004 and all of the stock options granted on the date of this prospectus will vest 25% on the first anniversary of February 2, 2004 and 1/36 of the remaining shares each month thereafter over a three-year period. We will record compensation expense for the restricted stock units over the vesting period based on the fair market value on the date of grant.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 2004, by the following individuals, entities or groups:

    •
    each person or entity who we know beneficially owns more than five percent of our outstanding common stock;

    •
    each of the named executive officers;

    •
    the selling stockholders;

    •
    each of our current and prospective directors; and

    •
    all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 1, 2004 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

        Applicable percentage ownership in the following table is based on 87,621,435 shares of common stock outstanding as of June 1, 2004 and immediately following the completion of this offering. Unless otherwise indicated, the address for each stockholder listed in the table is c/o NAVTEQ Corporation, 222 Merchandise Mart Plaza, Suite 900, Chicago, Illinois 60654.

						Percentage of Shares Outstanding
				Number of Shares Beneficially Owned After the Offering
			Number of Shares to be Sold in the Offering
Name	Number of Shares Beneficially Owned Before the Offering					Before Offering	After Offering
Five Percent Stockholders:
Philips B.V.	73,132,332	(1)				83.5%	%
NavPart I B.V.	8,601,433	(2)				9.8%	%
Directors and Named Executive Officers:
Judson C. Green	2,584,033	(3)	—	2,584,033	(3)	2.9%	2.9%
Dirk-Jan van Ommeren	0	(4)	—	0	(4)	*	*
Richard J. A. de Lange	0	(5)	—	0		*	*
Wilhelmus C. M. Groenhuysen	0	(6)(7)	—	0	(6)(7)	*	*
Scott M. Weisenhoff	0	(6)(8)	—	0	(6)(8)	*	*
Scott D. Miller	0		—	0		*	*
John K. MacLeod	205,038	(9)	—	205,038	(9)	*	*
David B. Mullen	113,095	(10)	—	113,095	(10)	*	*
M. Salahuddin Khan	240,691	(11)	—	240,691	(11)	*	*
Denis M. Cohen	160,804	(12)	—	160,804	(12)	*	*
All Directors and Executive Officers	3,752,468	(13)	—	3,752,468	(13)	4.1%	4.1%

*
Less than 1%.

(1)
These shares are held of record by Philips B.V., an indirect wholly-owned subsidiary of Royal Philips Electronics. See "Certain Relationships and Related Transactions" for information regarding material relationships between us and Philips.

(2)
NavPart I B.V. is the record holder of 6,021,003 shares of our common stock and Maarten Scholtens, as escrow agent on behalf of NavPart II B.V., a wholly-owned subsidiary of NavPart I B.V., is the recordholder of 2,580,430 shares of our common stock. The shares of NavPart II B.V. are subject to certain put and call rights between NavPart I B.V. and Philips B.V. NavPart I has expressed its intention to require Philips, to the extent Philips does not exercise its right to purchase the shares of NavPart II, to purchase the shares of NavPart II on or about the time of this offering. NavPart I B.V. is a private limited liability company organized under the laws of The Netherlands. We believe that Stichting Navpart, a foundation organized under the laws of The Netherlands, is the record owner of NavPart I B.V. We believe that the directors of Stichting Navpart are Mr. van Ommeren, Jeroen van Zwieteren, Melchert Frans Groot and Jan Willem Baud, and that these directors exercise voting and dispositive power over the shares of our common stock beneficially owned by NavPart I B.V. Each director disclaims beneficial ownership of common stock beneficially owned by NavPart I B.V. or Stichting Navpart. We also believe that economic ownership of the shares held by NavPart I B.V. resides in the following entities, each of which we believe to be an institutional investor: Oranje-Nassau Participaties B.V., ABN AMRO Participaties B.V., NPM Capital N.V., Parnib B.V., Paribas deelnemingen N.V. and HAL Investments III B.V.

(3)
Includes options to purchase 2,500,000 shares of common stock held by Mr. Green exercisable within 60 days of June 1, 2004. This does not include the 619,335 restricted stock units described in "Management—Employment Agreements" above.

(4)
Mr. van Ommeren is an officer and director of NavPart I B.V. and a director of Stichting Navpart and disclaims beneficial ownership with respect to the shares of common stock beneficially owned by NavPart I B.V. or Stichting Navpart.

(5)
Mr. de Lange owns 24,000 shares of Royal Philips Electronics common stock and options to purchase 42,250 shares of Royal Philips Electronics common stock exercisable within 60 days of June 1, 2004.

(6)
In each case, the individual is an officer of a subsidiary of Philips and disclaims beneficial ownership with respect to the shares owned by or for the benefit of Philips.

(7)
Mr. Groenhuysen owns 1,751 shares of common stock of Royal Philips Electronics, options to purchase 12,250 shares of Royal Philips Electronics common stock exercisable within 60 days of June 1, 2004 and bonds convertible into 709 shares of common stock of Royal Philips Electronics convertible within 60 days of June 1, 2004.

(8)
Mr. Weisenhoff owns 2,640 shares of common stock of Royal Philips Electronics, options to purchase 74,698 shares of Royal Philips Electronics common stock, exercisable within 60 days of June 1, 2004 and debentures convertible into 1,351 shares of common stock of Royal Philips Electronics convertible within 60 days of June 1, 2004.

(9)
Represents options to purchase 205,038 shares of common stock held by Mr. MacLeod exercisable within 60 days of June 1, 2004.

(10)
Represents options to purchase 113,095 shares of common stock held by Mr. Mullen exercisable within 60 days of June 1, 2004.

(11)
Represents options to purchase 240,691 shares of common stock held by Mr. Khan exercisable within 60 days of June 1, 2004.

(12)
Represents options to purchase 160,804 shares of common stock held by Mr. Cohen exercisable within 60 days of June 1, 2004.

(13)
Does not include shares beneficially owned by Philips for which Mr. Groenhuysen and Mr. Weisenhoff disclaim beneficial ownership and shares beneficially owned by NavPart I B.V. for which Mr. van Ommeren disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following descriptions of certain provisions of agreements and other documents discussed below are not necessarily complete. You should refer to the exhibits that are a part of the registration statement for a copy of each agreement and document to which we are a party. See "Where You Can Find More Information."

Relationship with Philips

        Principal Stockholder.    Philips B.V., a subsidiary of Royal Philips Electronics, is our principal stockholder, owning an aggregate, as of June 1, 2004, of 73,132,232 shares of our common stock (approximately 83% of the total issued and outstanding).

        Two of our directors, Mr. Weisenhoff and Mr. Groenhuysen, are employed by Royal Philips Electronics or its subsidiaries. Mr. de Lange, the Chairman of our board of directors, was employed by Royal Philips Electronics or its subsidiaries until June 2002 and is currently advising Royal Philips Electronics on real estate projects in The Netherlands.

        The shares of Royal Philips Electronics are listed on the stock markets of Euronext Amsterdam and the New York Stock Exchange. Philips delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, semiconductors and medical systems. At the end of 2003, Philips had approximately 135 production sites in 35 countries and sales and service outlets in approximately 150 countries, employed approximately 164,000 people and recorded sales of EUR 29 billion for the year 2003.

  Background

        Philips' Initial Investments.    Since 1988, we have had a relationship with Philips. Between 1988 and 1996, several Philips companies, including Philips Venture Capital Fund B.V. and Philips B.V. (formerly Philips Media Services B.V.), provided approximately $165 million in equity financing to us, mostly through the acquisition of shares of our preferred stock, which were subsequently converted into shares of our common stock, and through the capitalization of loans made by these Philips companies to us.

        Master Loan Agreement.    On October 22, 1996, we entered into a master loan agreement with Philips B.V., which was amended and restated on April 1, 1997. Pursuant to the master loan agreement, we had the right to borrow funds from Philips B.V. on a monthly basis, in amounts not to exceed our expected cash shortfall for the following month. Each monthly loan was evidenced by a promissory note due April 1, 2007 and accrued interest at 14% annually. The master loan agreement was terminated on March 29, 2001, and all of the promissory notes outstanding under the agreement were exchanged for convertible preferred stock in connection with our entering into the stock purchase agreement with Philips B.V., as described below.

        Warrant Agreement.    Pursuant to the terms of the master loan agreement with Philips B.V., we granted Philips B.V. warrants to purchase shares of our common stock. On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384,286 shares of our common stock at a purchase price of $0.14 per share. The shares resulting from the exercise of the warrants were not included in Philips' outstanding common stock for purposes of the special cash dividend that was paid to our common stockholders on June 18, 2004.

        Stock Purchase Agreement and Related Litigation.    On March 29, 2001, we entered into a stock purchase agreement with Philips B.V. pursuant to which Philips B.V. acquired 171,855 shares of our Series A preferred stock in exchange for promissory notes payable by us having an aggregate value of $17.0 million and $7.1 million in cash, and 3,042,857 shares of our Series B preferred stock in exchange for promissory notes payable by us having an aggregate value of $426 million. Philips also agreed to purchase Series A shares in addition to the 171,855 shares, up to an aggregate of $50 million of Series A preferred shares as requested by us in accordance with the procedures set forth in the stock purchase agreement. After entering into the stock purchase agreement, Philips B.V. acquired an additional 114,286 shares of our Series A preferred stock for an aggregate purchase price of $16 million under the stand-by equity line. The terms of the Series A and Series B preferred stock provided that these shares were to automatically convert into shares of common stock upon the earliest to occur of (i) the closing of a qualifying initial public offering of our securities, (ii) the closing of a qualifying change of control transaction, or (iii) October 1, 2002. The conversion was to be made into the number of shares of common stock determined by dividing the liquidation preference, plus all cumulative but unpaid dividends per share, by the applicable per share conversion price. The terms of the stock purchase agreement were negotiated by a special committee of our board, which consisted of board members who were not employees of Philips. We believe that the terms are comparable to those that we could have obtained from an unaffiliated third party.

        On September 20, 2002, Philips B.V. filed a complaint against us in the Chancery Court of the State of Delaware in and for New Castle County. The complaint alleged that we did not intend to comply with our obligations under the certificates of designations for our Series A and Series B preferred stock to convert this preferred stock into common stock pursuant to the terms of the preferred stock. A special committee of our board of directors was formed to address our defense to the complaint. Following unsuccessful settlement negotiations, in August 2003 Philips B.V. filed an amended and restated complaint against us and additionally named as defendants Mr. van Ommeren, one of our directors, and T. Russell Shields, a former director, each of whom was a member of the special committee. Among other claims, the amended and restated complaint disputed the $12.04 per share conversion price of the preferred stock as of October 1, 2002, as determined by Mr. Shields and van Ommeren as the disinterested members of the board. Following further settlement negotiations, in December 2003, Philips B.V. accepted the per share conversion price of $12.04 per share as of October 1, 2002 and, in March 2004, the litigation was dismissed.

        NavPart Transaction.    In March 1999, Philips sold to NavPart I B.V., a Netherlands limited liability company, and NavPart II, a Netherlands limited liability company and a wholly-owned subsidiary of NavPart I, 6,021,003 shares of our common stock and 2,580,430 shares of our common stock, respectively. Other than its ownership of our shares of common stock, NavPart II has no other assets.

        Under the stock purchase agreement among Philips, NavPart I and NavPart II, the shares of NavPart II are subject to certain put and call rights between NavPart I and Philips, which are described below. Pursuant to this agreement, Philips provided NavPart I with a credit facility to cover any income taxes which become due by NavPart I solely as a result of the put and call structure. In order to secure the obligations of NavPart I under the credit facility, NavPart II pledged to Philips its shares in us.

        In the first two weeks of December 2005, Philips has the right to purchase from NavPart I its shares in NavPart II at a specified price. If Philips does not timely exercise its purchase rights under the agreement, NavPart I has the right to sell these shares to Philips in the second two weeks of December 2005 at the same price.

        Prior to December 1, 2005, upon the occurrence of specified acceleration events (including, among others, the execution and delivery of an underwriting agreement for the offering contemplated by this prospectus), Philips has the right to purchase from NavPart I its shares in NavPart II at a specified price. This right of Philips expires on the fourteenth day after the date upon which notice of the acceleration event has been given by Philips or NavPart I. If Philips does not timely exercise its purchase rights under the agreement, NavPart I has fifteen days, beginning on the day after the expiration of Philips' purchase rights, to sell the shares of NavPart II at the same specified price to Philips. At the end of this fifteen day period, the sale right of NavPart I shall expire. NavPart I has expressed its intention to require Philips, to the extent Philips does not exercise its right to purchase shares of NavPart II, to purchase the shares of NavPart II on or about the time of this offering.

        In addition, Philips, NavPart I and NavPart II have agreed to use their best efforts to maintain our board of directors at seven members. Philips has agreed that so long as NavPart I and NavPart II collectively hold more than 10% of our common stock, Philips will cause the shares it beneficially owns to be voted in support of electing two directors designated by NavPart I to our board of directors, and NavPart I has agreed that so long as Philips beneficially owns at least 25% of our common stock, NavPart I will vote the shares it owns, and will cause the shares that NavPart II owns, to be voted in support of electing three directors designated by Philips to our board of directors. Currently, Mr. van Ommeren is the only NavPart I-designated director and Messrs. Weisenhoff and Groenhuysen are the only Philips-designated directors. Following this offering, NavPart I will not hold, directly or indirectly, more than 10% of our common stock.

        Registration Rights Agreement.    On March 29, 2001, concurrently with the execution and delivery of the stock purchase agreement, we entered into a registration rights agreement with Philips B.V. Under the registration rights agreement, we have granted Philips B.V. certain rights to register shares of our common stock owned by Philips for sale under the Securities Act. Philips B.V. may require that we register some or all of its shares at any time, as provided in the agreement. Philips B.V. is entitled to make up to four demands for registration after this offering. We are obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips B.V.). We are not required to effect any requested registration, however, until a period of six months has elapsed from the effective date of the most recent previous registration. In connection with the offering contemplated by this prospectus, on April 16, 2004, Philips exercised its first registration demand right under the registration rights agreement.

        In addition to the demand registration rights, if we propose to register any shares of our common stock for public sale under the Securities Act, either for our own account or the account of any other person, Philips B.V. may require that we include some or all of its shares in that registration. We are obligated to pay all of the expenses incurred in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips B.V.). The underwriter of an offering of our securities proposed to be made under this provision may limit the number of shares of our stock owned by Philips to be included in the registration under certain circumstances.

        Our obligations to register shares of our common stock owned by Philips terminate after the earlier of (i) five years after the offering contemplated by this prospectus or (ii) the date at which Philips B.V. is able to sell all registrable securities held by it within a 180 day period in accordance with Rule 144 under the Securities Act.

        Guarantee.    We obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of our facility leases. The original face amount of $2,000,000 declines annually over the next seven years until November 30, 2007, which is the end of one of the facility lease. Philips issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with our obligations regarding this facility lease. We issued a counter guarantee to Philips in which we agreed to pay a fee of 1.5% per annum of the original $2,000,000 face value amount of the stand-by letter of credit. In 2003, for amounts due during the years 2002 and 2003, we paid $60,000 related to the counter guarantee. In June 2004, the letter of credit and the Philips guarantee were cancelled as the beneficiary agreed these were no longer required. We expect our counter guarantee to Philips to be cancelled shortly.

        Deposit Agreements.    We entered into a deposit agreement dated May 21, 2002 with Philips, which was subsequently assigned to our U.S. operating subsidiary. Pursuant to the terms of the deposit agreement, we rolled over $54,000,000 of previously deposited funds on March 26, 2004 and deposited an additional $9,200,000 on March 26, 2004 with Philips for the purpose of optimizing the returns on temporary excess cash. These deposits with Philips bear interest at a rate of U.S. LIBOR minus 0.25%. Deposits of $9,200,000 matured on March 29, 2004, at which time all amounts were paid to us. Deposits of $54,000,000 had a maturity date of April 2, 2004, at which time all amounts were rolled over at our option.

        One of our European subsidiaries entered into a deposit agreement dated September 26, 2003 with Philips. Pursuant to the terms of the deposit agreement, we deposited $1,829,000 on March 25, 2004 with Philips for the purpose of optimizing the returns on temporary excess cash. These deposits with Philips bear interest at a rate of U.S. LIBOR minus 0.25% for a U.S. Dollar deposit and EURIBOR/EONIA minus 0.25% for euro deposits. The deposit had a maturity date of March 29, 2004 and was repaid to us at maturity.

        Each of these deposit agreements expires upon completion of this offering and may be earlier terminated by Philips if Philips ceases to own or control directly or indirectly more than 50% of our outstanding common stock. Upon expiration of these deposit agreements, we expect to invest cash balances in excess of our short-term operational needs in short-term investment grade instruments.

        During 2002 and 2003, we received $53,000 and $268,000, respectively, in interest income related to the deposit agreements. During the first quarter of 2004, we received $107,000 in interest income related to the deposit agreements.

        Swap Agreement.    On April 22, 2003, we entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips to minimize exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of our European subsidiaries to us and one of our U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in our European business, cash flows are anticipated to be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the loan is no longer designated as permanent in nature.

        Under the terms of the Swap, one of our European subsidiaries makes payments to Philips in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap are utilized to make payments of principal on the intercompany loan. The outstanding principal balance under the intercompany loan was $187,136,000 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of March 28, 2004, the outstanding intercompany obligation (net of payments) was $148,986,000.

        The intercompany loan bears interest at one-month U.S. LIBOR. The Swap also provides that one of our European subsidiaries will pay interest due in euros on a monthly basis to Philips in exchange for U.S. dollars at the one-month U.S. dollar LIBOR rate.

        Following completion of this offering, we expect the Swap will be terminated and replaced by a substantially similar instrument with a third party.

        Other Transactions.    We have entered into transactions with affiliates of Philips, under which we have received the following:

  •
  software;

  •
  software related consulting services;

  •
  treasury services;

  •
  tax consulting services;

  •
  insurance services that enable us to be covered by Philips' insurance coverage for General Liability, Worker's Compensation, Employer's Liability, Director and Officer, Property Damage/Business Interruption, Crime and Marine Cargo;

  •
  access to Philips' purchasing services program that enables us to buy various goods and services, such as parcel services, fleet services to lease cars, travel arrangements, computer peripherals and software, from third parties at a discount to the standard price as negotiated between Philips and such third parties; and

  •
  a license to use and sublicense certain patents related to our business.

        Total fees incurred for these services of $1,697,000, $1,791,000, $1,026,000 and $228,000 are included in operating costs and expenses for the years ended December 31, 2001, 2002 and 2003 and the quarter ended March 28, 2004, respectively. We believe that the terms of these transactions generally have been more favorable than those we could obtain from unaffiliated third parties and have resulted in operating expense savings for us of approximately $2,000,000 to $2,500,000 per year. However, as a result of Philips' ownership dropping below 50% upon the completion of this offering, we will no longer obtain software, software-related consulting services, treasury services, tax consulting services and insurance from or through Philips and we will only be able to continue to participate in certain Philips' purchasing programs until December 31, 2004. In some instances, due to vendor-imposed ownership threshold requirements, we will be unable to participate in certain other Philips' purchasing programs following the completion of the offering. To the extent we are unable to obtain goods and services at prices and/or on terms as favorable as those currently available to us, we expect that we will incur increased operating expenses in future periods.

        Separation Agreement.    In connection with this offering, we will enter into a separation agreement with Philips to terminate those programs and services provided by, or through our relationship with, Philips. These programs and services include the programs and services described in "—Other Transactions" above as well as certain insurance programs and policies provided to us. In addition, we have agreed, subject to certain limitations, to provide to Philips various financial and other information of ours in order to enable and assist Philips in any regulatory or other administrative proceeding, to comply with reporting, disclosure and other filing obligations imposed on it, and to conduct its ongoing businesses.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment of our certificate of incorporation and the 1 for 14 reverse stock split to be effected thereby, will consist of 400,000,000 shares of our common stock, $0.001 par value, and 10,000,000 shares of our preferred stock, $0.001 par value. As of June 1, 2004, there were 87,621,435 shares of common stock outstanding, held of record by 574 stockholders, and no preferred shares were outstanding.

        The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our form of amended and restated certificate of incorporation and our form of amended and restated bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably only those dividends as may be declared by our board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then-outstanding preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

        Our board of directors has the authority, without further action by the stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that these holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring or preventing a change in our control. We have no present plan to issue any shares of our preferred stock.

Equity Incentive Awards

        As of June 1, 2004, we had outstanding options to purchase 8,111,099 shares of our common stock and 619,335 restricted stock units. The weighted average exercise price of the outstanding options is $3.33 per share. In addition, as of June 1, 2004, we had 11,079,486 shares of common stock reserved and available for grant under the 2001 Stock Incentive Plan.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws that will be in effect upon completion of this offering, as summarized below, and applicable provisions of the Delaware General Corporation Law (the "DGCL") may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

        Election and Removal of Directors.    Directors are elected at the annual meetings of stockholders by a plurality of the votes entitled to vote in the election of directors and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. Directors may be removed without cause by the vote of shares representing a 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Directors may be removed for cause by the vote a majority of the shares represented, in person or by proxy, at a meeting and entitled to vote.

        No Cumulative Voting.    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The combination of Philips' ownership of a significant portion of our issued and outstanding common stock and lack of cumulative voting will make it more difficult for our other stockholders to replace our board of directors or for another party to obtain control of us by replacing our board of directors.

        Size of Board and Vacancies.    Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation or removal from office or other cause will be filled solely by the vote of our remaining directors in office.

        Stockholder Action by Written Consent.    Our certificate of incorporation provides that our stockholders may not act by written consent without a meeting.

        Stockholder Meetings.    Our certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (i) our board of directors, (ii) any stockholder that owns at least 25% of the outstanding shares of common stock, and (iii) any stockholders that own, in the aggregate, at least 50% of the outstanding shares of common stock.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

        Undesignated Preferred Stock.    The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Section 203 of the General Corporation Law of the State of Delaware

        Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL. This provision would generally prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Indemnification and Limitation of Director and Officer Liability

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of these actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation and bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person of whom the person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of the proceeding is the alleged action of the person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by the person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

        Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the DGCL, for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

        We also plan on obtaining director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933. We have also entered into indemnity agreements with our directors and our officers providing for the indemnification described above.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        The underwriting agreement also provides for indemnification by the underwriters of our officers and directors for specified liabilities under the Securities Act of 1933.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Listing

        We have applied to list our common stock on the New York Stock Exchange under the symbol "NVT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Investor Services LLC. Their address is 2 North LaSalle Street, Chicago, Illinois 60602 and their telephone number is (312) 588-4993.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of the common stock. Upon the completion of this offering, we will have 87,621,435 shares of our common stock outstanding not including, as of June 1, 2004:

  •
  8,111,099 shares of our common stock issuable upon the exercise of outstanding options under our option plans and individual option agreements with certain of our executive officers;

  •
  619,335 shares of our common stock issuable pursuant to outstanding restricted stock units under our 2001 Stock Incentive Plan; and

  •
  an aggregate of 11,079,486 shares of common stock available for future issuance under our 2001 Stock Incentive Plan, which includes 495,779 shares of common stock (based on an assumed initial public offering price of $21.50 per share) issuable upon the exercise of stock options, and 143,776 shares of common stock (based on an assumed initial public offering price of $21.50 per share) issuable pursuant to restricted stock units expected to be granted on the date of this prospectus.

        All of the shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act unless they are acquired by our "affiliates," as that term is defined in Rule 144 of the Securities Act. In addition, all of our other outstanding shares of common stock will be freely tradable without restriction or the requirement of further registration under the Securities Act immediately following the completion of this offering, subject to restrictions applicable to our affiliates and subject, in some cases, to the 180-day "lock-up" restrictions described below.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock (approximately 876,000 shares immediately after this offering); or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, affiliates must comply with the restrictions and requirements of Rule 144 other than the one-year holding period requirement in order to sell shares of our common stock which are not restricted securities.

        Under Rule 144(k), a person who is not an affiliate of ours and has not been an affiliate of ours for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

        We previously filed a registration statement with the SEC in order to register the shares of our common stock reserved for issuance under our option plans and individual option agreements. Shares covered by the registration statement are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and lock-up agreements, described below.

Lock-up Agreements

        For a period of 180 days from the date of this prospectus, we, our executive officers, directors, the selling stockholders, and certain other stockholders have agreed, subject to specific exceptions, not to sell or transfer any shares of common stock without the written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These agreements also apply to any security convertible into or exchangeable or exercisable for common stock. In addition, substantially all of our employees, pursuant to option agreements under our equity incentive plans, are restricted from selling any of our common stock for a period of 180 days after the date on which the registration statement, of which this prospectus forms a part, becomes effective. See "Underwriting."

Registration Rights

        On March 29, 2001, concurrently with the execution and delivery of the stock purchase agreement, we entered into a registration rights agreement with Philips. Under the registration rights agreement, we have granted Philips certain rights to register shares of our common stock owned by Philips for sale under the Securities Act. Philips may require that we register some or all of its shares at any time, as provided in the agreement. Philips is entitled to make up to four demands for registration after this offering. We are obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips). We are not required to effect any requested registration, however, until a period of six months has elapsed from the effective date of the most recent previous registration. In connection with the offering contemplated by this prospectus, on April 16, 2004, Philips exercised its first registration demand right under the registration rights agreement.

        In addition to the demand registration rights, if we propose to register any shares of our common stock for public sale under the Securities Act, either for our own account or the account of any other person, Philips may require that we include some or all of its shares in that registration. We are obligated to pay all of the expenses incurred in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips). The underwriter of an offering of our securities proposed to be made under this provision may limit the number of shares of our stock owned by Philips to be included in the registration under certain circumstances.

        Our obligations to register shares of our common stock owned by Philips terminate after the earlier of (i) five years after the offering contemplated by this prospectus or (ii) the date at which Philips is able to sell all registrable securities held by it within a 180-day period in accordance with Rule 144 under the Securities Act.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be "Non-U.S. Holders" for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. federal income tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits for U.S. federal income tax purposes, they will constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock.

        To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to (a) provide us with an IRS Form W-8BEN certifying the Non-U.S. Holder's entitlement to benefits under that treaty or (b) if common stock is held through foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special rules determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity and additional certification of benefits may be required.

        There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if an applicable treaty so provides, the dividends are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) if an IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to U.S. federal income tax on a net basis, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments. If the Non-U.S. Holder is eligible for a reduced rate of withholding tax pursuant to a tax treaty, such Holder may obtain a refund of any excess amounts withheld on the payment of a dividend if such Holder files an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the United States.; (iii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than 5% of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder's holding period; and (b) our common stock is regularly traded on an established securities market.

        If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you may be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses.

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service the amount of distributions paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding at a rate of 28% will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing an IRS Form W-8BEN, or other applicable form), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

        U.S. Information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status on an IRS Form W-8BEN, or other applicable form, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through a non-U.S. office of a broker that is (i) a U.S. person, including a foreign branch of such person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business. Backup withholding at a rate of 28% will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be the U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
UBS Securities LLC
Dresdner Kleinwort Wasserstein Securities LLC
Piper Jaffray & Co.

Total

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters initially propose to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$
Underwriting discount
Proceeds, before expenses, to the selling stockholders

        The expenses of this offering to be paid by us are estimated to be approximately $1 million. These expenses do not include underwriting discounts and commissions and legal expenses of the selling stockholders, and certain other expenses for which the underwriters have agreed to reimburse us.

Overallotment Option

        The selling stockholders have granted an option to the underwriters to purchase up to                        additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments.

        If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares offered by this prospectus for sale to our new prospective director and to some of our directors, officers and employees. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We and the existing holders of approximately 94.4% of the outstanding common stock are subject to restrictions on the sale of our common stock after this offering pursuant to lock-up arrangements with the underwriters and option agreements with us. We, the selling stockholders, our executive officers and directors, and certain other stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of the purchase agreement among us, the selling stockholders and the underwriters without first obtaining the written consent of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

  •
  offer, pledge, sell or contract to sell, any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether the swap or transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

        This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        The representatives may in their sole discretion, at any time, without notice, consent to the release of all or any portion of the shares subject to the lock-up agreements. The representatives do not have any current intention to release shares of common stock subject to these lock-ups. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, the timing of the proposed sale, and whether the person seeking the release is an officer, director or affiliate.

        In addition to the lock-up arrangements with the underwriters described above, substantially all of our employees, pursuant to option agreements under our equity incentive plans, are restricted from selling any of our common stock for a period of 180 days after the date on which the registration statement, of which this prospectus forms a part, becomes effective. In the aggregate, approximately 7.4 million shares of common stock issuable upon exercise of outstanding options and approximately 0.2 million outstanding shares of common stock held by these employees are subject to the restrictions under these option agreements.

New York Stock Exchange Listing

        We have applied for listing on the New York Stock Exchange under the symbol "NVT," subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners and to sell these shares in a manner such that we will have more than 1,100,000 publicly held shares outstanding in the United States with an aggregate market value of at least $60 million and a global market capitalization of at least $750 million.

Offering Price

        Before this offering, there has been no public market for our common stock. The public offering price has been determined through negotiations between the selling stockholders and the representatives. In addition to prevailing market conditions, the factors considered in determining the public offering price were:

  •
  the valuation multiples and dividend yields of publicly traded companies that the representatives believe to be comparable to us;

  •
  our historical financial information and prospects for, and timing of, improved financial performance;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop or, if one develops, may not be liquid or maintained. It is also possible that after this offering, the shares of our common stock will not trade in the public market at or above the public offering price.

        The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of the purchases.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of those shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Electronic Offer, Sale and Distribution of Shares

        Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. The representatives intend to allocate a limited number of shares for sale to their respective online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by the representatives and web sites maintained by some of the other underwriters. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web sites of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated is not part of this prospectus.

        In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirements that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trade of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service or process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those person may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Pepper Hamilton LLP, Washington, D.C., will pass upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

        Our consolidated financial statements and schedule as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," on January 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

        You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission's public reference rooms. In addition, the Securities and Exchange Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy and information statements and other information are not incorporated herein by reference but are available on our web site, http://www.navteq.com, and are available for inspection and copying at the public reference facilities and Securities and Exchange Commission's website referred to above.

NAVTEQ CORPORATION
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

        When the reverse stock split transaction referred to in note 16 of the notes to the consolidated financial statements has been consummated, we will be in a position to render the following report.

                      /s/ KPMG LLP

The Board of Directors
NAVTEQ Corporation:

        We have audited the accompanying consolidated balance sheets of NAVTEQ Corporation and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NAVTEQ Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," on January 1, 2003.

Chicago, Illinois
March 4, 2004
Except as to note 7, which is as of March 8, 2004
and as to note 16, which is as of            .

NAVTEQ CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31, 2002	December 31, 2003	March 28, 2004	Pro Forma March 28, 2004
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,427	1,982	2,371	2,371
Cash on deposit with affiliate	10,000	65,307	65,029	18,344
Accounts receivable, net of allowance for doubtful accounts of $2,784, $3,878 and $3,755 at December 31, 2002, December 31, 2003 and March 28, 2004, respectively	30,261	45,032	84,607	84,607
Deferred income taxes	—	36,614	36,639	36,639
Prepaid expenses and other current assets	3,342	5,999	5,115	5,115

Total current assets	53,030	154,934	193,761	147,076
Property and equipment, net	7,848	11,918	12,640	12,640
Capitalized software development costs, net	18,951	22,605	23,564	23,564
Long-term deferred income taxes	—	134,328	127,343	127,343
Deposits and other assets	498	1,400	1,645	1,645

Total assets	$80,327	325,185	358,953	312,268

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$5,392	15,539	9,814	9,814
Accrued payroll and related liabilities	16,138	20,344	17,101	17,101
Other accrued expenses	13,438	16,410	23,743	23,743
Deferred revenue	26,695	24,988	36,394	36,394

Total current liabilities	61,663	77,281	87,052	87,052
Fair value of derivative	—	23,799	17,001	17,001
Long-term deferred revenue	5,213	3,582	21,540	21,540
Other long-term liabilities	2,214	2,612	2,741	2,741

Total liabilities	69,090	107,274	128,334	128,334
Stockholders' equity:
Common stock, $0.001 par value; 400,000 shares authorized; 83,971, 84,153 and 84,203 shares issued and outstanding at December 31, 2002, December 31, 2003 and March 28, 2004, respectively	1,176	1,178	1,179	1,226
Additional paid-in capital	764,275	767,709	767,993	721,261
Note receivable for common stock	(219)	(219)	(219)	(219)
Deferred compensation expense	—	(2,332)	(2,131)	(2,131)
Accumulated other comprehensive income (loss)	3,600	(26,645)	(24,142)	(24,142)
Accumulated deficit	(757,595)	(521,780)	(512,061)	(512,061)

Total stockholders' equity	11,237	217,911	230,619	183,934

Total liabilities and stockholders' equity	$80,327	325,185	358,953	312,268

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

				Quarter Ended
	Years Ended December 31,
				March 30, 2003	March 28, 2004
	2001	2002	2003
				(unaudited)
Net revenue	$110,431	165,849	272,623	52,035	79,465
Operating costs and expenses:
Database licensing and production costs	82,343	92,499	125,841	23,586	40,435
Selling, general, and administrative expenses	56,979	63,422	83,024	16,821	23,096

Total operating costs and expenses	139,322	155,921	208,865	40,407	63,531

Operating income (loss)	(28,891)	9,928	63,758	11,628	15,934
Other income (expense):
Interest income	542	172	414	37	143
Interest expense	(17,925)	(840)	(34)	(7)	(1)
Loss on Philips debt extinguishment	(69,568)	—	—	—	—
Foreign currency gain (loss)	(130)	134	6,174	4,119	(329)
Other expense	(537)	(134)	(11)	—	(18)

Income (loss) before income taxes	(116,509)	9,260	70,301	15,777	15,729
Income tax benefit (expense)	—	(1,105)	165,514	(300)	(6,010)

Net income (loss)	(116,509)	8,155	235,815	15,477	9,719
Cumulative preferred stock dividends	(91,417)	(110,464)	—	—	—

Net income (loss) applicable to common stockholders	$(207,926)	(102,309)	235,815	15,477	9,719

Earnings (loss) per share of common stock:
Basic	$(7.31)	(2.41)	2.81	0.18	0.12

Diluted	$(7.31)	(2.41)	2.69	0.18	0.11

Weighted average shares of common stock outstanding:
Basic	28,441	42,446	84,062	83,984	84,178

Diluted	28,441	42,446	87,593	87,030	91,125

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)
(In thousands)

	Series A cumulative convertible preferred stock		Series B cumulative convertible preferred stock
					Common stock			Note receivable for common stock		Accumulated other comprehensive income
							Additional paid-in capital		Deferred compensation expense		Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2000	—	$—	—	$—	28,429	$398	299,257	(219)	—	3,897	(649,241)	(345,908)
Exchange of notes payable for series B convertible preferred stock, net of transaction costs	—	—	3,043	425,527	—	—	—	—	—	—	—	425,527
Exchange of notes payable for series A convertible preferred stock, net of transaction costs	121	16,954	—	—	—	—	—	—	—	—	—	16,954
Issuance of convertible preferred stock, net of transaction costs	165	23,073	—	—	—	—	—	—	—	—	—	23,073
Exercise of stock options	—	—	—	—	21	—	165	—	—	—	—	165
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	269	—	269
Net loss	—	—	—	—	—	—	—	—	—	—	(116,509)	(116,509)

Total comprehensive loss												(116,240)

Balances as of December 31, 2001	286	40,027	3,043	425,527	28,450	398	299,422	(219)	—	4,166	(765,750)	3,571
Exercise of stock options	—	—	—	—	44	1	76	—	—	—	—	77
Conversion of preferred stock	(286)	(40,027)	(3,043)	(425,527)	55,477	777	464,777	—	—	—	—	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(566)	—	(566)
Net income	—	—	—	—	—	—	—	—	—	—	8,155	8,155

Total comprehensive income												7,589

Balances as of December 31, 2002	—	—	—	—	83,971	1,176	764,275	(219)	—	3,600	(757,595)	11,237
Exercise of stock options	—	—	—	—	182	2	286	—	—	—	—	288
Grant of stock options at exercise prices below fair market value	—	—	—	—	—	—	3,148	—	(3,148)	—	——
Stock compensation expense	—	—	—	—	—	—	—	—	816	—	—	816
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(30,245)	—	(30,245)
Net income	—	—	—	—	—	—	—	—	—	—	235,815	235,815

Total comprehensive income												205,570

Balances as of December 31, 2003	—	$—	—	$—	84,153	$1,178	767,709	(219)	(2,332)	(26,645)	(521,780)	217,911

See accompanying notes to consolidated financial statements.

NAVTEQ CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

				Quarter Ended
	Years Ended December 31,
				March 30, 2003	March 28, 2004
	2001	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(116,509)	8,155	235,815	15,477	9,719
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	—	—	(170,953)	—	4,218
Loss on Philips debt extinguishment	69,568	—	—	—	—
Depreciation and amortization	5,941	5,972	5,718	1,457	943
Amortization of software development costs	2,600	4,591	6,312	1,373	1,953
Foreign currency (gain) loss	130	(134)	(6,174)	(4,119)	329
Impairment of capitalized software development costs	—	2,114	—	—	—
Deferred interest expense on refundable license payments	972	823	—	—	—
Noncash interest expense on notes payable	17,053	—	—	—	—
Provision for bad debts	913	1,795	1,584	366	287
Stock compensation expense	—	—	816	—	187
Noncash other	(11)	33	36	20	50
Changes in operating assets and liabilities:
Accounts receivable	(1,240)	(9,634)	(12,061)	(8,836)	(11,700)
Prepaid expenses and other current assets	686	(165)	(2,499)	(950)	845
Deposits and other assets	10	(87)	(722)	214	(316)
Accounts payable	(3,182)	136	9,876	1,998	(5,470)
Accrued payroll and related liabilities	1,471	1,813	3,231	(3,147)	(3,056)
Other accrued expenses	686	4,196	873	(652)	5,908
Deferred revenue	9,333	2,212	(6,040)	424	686
Other long-term obligations	78	414	136	(305)	162

Net cash provided by (used in) operating activities	(11,501)	22,234	65,948	3,320	4,745
Cash flows from investing activities:
Acquisition of property and equipment	(5,119)	(2,156)	(9,269)	(483)	(1,776)
Capitalized software development costs	(10,773)	(10,027)	(9,966)	(2,581)	(2,911)
Change in cash on deposit with affiliate, net	(5,000)	(5,000)	(55,307)	(7,200)	84

Net cash used in investing activities	(20,892)	(17,183)	(74,542)	(10,264)	(4,603)
Cash flows from financing activities:
Issuance of common stock	165	77	288	37	299
Issuance of Series A cumulative convertible preferred stock, net of issuance costs	23,073	—	—	—	—
Series B cumulative convertible preferred stock issuance costs	(473)	—	—	—	—
Repayment of refundable licensing advances	(6,770)	(4,000)	—	—	—
Loans from affiliate	16,600	—	—	—	—

Net cash provided by (used in) financing activities	32,595	(3,923)	288	37	299
Effect of exchange rate changes on cash	(212)	793	861	92	(52)

Net increase (decrease) in cash and cash equivalents	(10)	1,921	(7,445)	(6,815)	389
Cash and cash equivalents at beginning of period	7,516	7,506	9,427	9,427	1,982

Cash and cash equivalents at end of period	$7,506	9,427	1,982	2,612	2,371

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$5,506	—	18	7	1
Cash paid during the period for income taxes	$807	555	3,290	293	784
Supplemental disclosures of noncash financing activities:
Exchange of notes payable to affiliate, including accrued interest thereon, for Series A cumulative convertible preferred stock	$16,954	—	—	—	—
Exchange of notes payable to affiliate, including accrued interest thereon, for Series B cumulative convertible preferred stock	$426,000	—	—	—	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

(1)—Description of the Business and Summary of Significant Accounting Policies

  (a)    The Business

        NAVTEQ Corporation ("the Company"), formerly known as Navigation Technologies Corporation, is a leading provider of digital map information and related software and services used in a wide range of navigation, mapping and geographic-related applications, including products and services that provide maps, driving directions, turn-by-turn route guidance, fleet management and tracking and geographic information systems. These products and services are provided to end users by our customers on various platforms, including: self-contained hardware and software systems installed in vehicles; personal computing devices, such as personal digital assistants and cell phones; server-based systems, including internet and wireless services; and paper media.

        The Company is engaged primarily in the creation, updating, enhancing, licensing and distribution of its database for North America and Europe. The Company's database is a digital representation of road transportation networks constructed to provide a high level of accuracy and the useful level of detail necessary to support route guidance products and similar applications. The Company's database is licensed to leading automotive electronics manufacturers, automotive manufacturers, developers of advanced transportation applications, developers of geographic-based information products and services, location-based service providers and other product and service providers. The Company is currently realizing revenue primarily from license fees charged to customers who have developed or are developing applications that incorporate the Company's database.

  (b)    Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c)    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (d)    Cash Equivalents

        The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

  (e)    Accounts Receivable

        Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and management's assessment of a variety of factors related to the general financial condition and business prospects of the Company's customer base. The Company reviews the collectibility of individual accounts and assesses the adequacy of the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (f)    Fair Value of Financial Instruments

        The carrying values of cash equivalents, notes receivable from affiliate, receivables, payables, accrued expenses, and refundable deferred licensing advances approximate their fair values due to the short maturity of these instruments.

  (g)    Property and Equipment

        Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Computers and equipment and purchased software are amortized over three years. Furniture and fixtures are amortized over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease terms.

  (h)    Derivatives

        The Company uses a derivative financial instrument to manage foreign currency exchange rate risk. The Company did not designate the derivative as a hedge as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Therefore, the changes in fair market value of the derivative are recognized in the consolidated statement of operations.

  (i)    Revenue Recognition

        Revenue is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable, following the guidance in Securities and Exchange Commission ("SEC") Staff Accounting Bulletin (SAB) 104, "Revenue Recognition." Where our arrangements have multiple elements, the Company applies the guidance prescribed by Emerging Issues Task Force ("EITF") Consensus 00-21, "Revenue Arrangements with Multiple Deliverables."

        The Company derives a substantial majority of its revenue from licensing its database. Revenue is recognized net of provisions for estimated uncollectible amounts and anticipated returns. Database licensing revenue includes revenue associated with nonrefundable minimum licensing fees, license fees from usage (including license fees in excess of nonrefundable minimum fees), prepaid licensing fees from distributors and customers and direct sales to end users. Nonrefundable minimum licensing fees are recognized as revenue ratably over the period of the arrangement. License fees from usage (including license fees in excess of nonrefundable minimum fees) are recognized in the period in which the customer reports them to the Company. Prepaid licensing fees are recognized in the period in which the distributor or customer reports that they have shipped the database to the end user. Revenue for direct sales of licenses is recognized when the database is shipped to the end user. Revenues from licensing arrangements including a second copy of the database are allocated equally to the two shipments of the database to the customer, which is consistent with their relative fair values. Licensing arrangements that entitle the customer to unspecified updates over a period of time are recognized as revenue ratably over the period of the arrangement.

  (j)    Database Licensing and Production Costs

        Database licensing and production costs include the costs of database creation and updating, database licensing and distribution, and database-related software development. Database creation and updating costs of $54,613, $57,206, and $69,609 in 2001, 2002, and 2003, respectively, include the direct costs of database creation and validation, costs to obtain information used to construct the database and ongoing costs for updating and enhancing the database content. Database creation and updating costs are expensed as incurred, except costs of internal-use software, which are capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), and are then amortized on a straight-line basis over their estimated useful life, generally four to five years.

        Database licensing and distribution costs of $15,967, $21,243, and $40,560 in 2001, 2002, and 2003, respectively, include direct costs related to reproduction of the database for licensing, professional services, and per copy sales (including shipping and handling costs of $2,494, $2,881, and $4,772 in 2001, 2002, and 2003, respectively). Database licensing and distribution costs are expensed as incurred.

        Database-related software development costs consist primarily of costs for the development of software as follows: (i) applications used internally to improve the effectiveness of database creation and updating activities, (ii) enhancements to internal applications that enable the Company's core database to operate with emerging technologies, and (iii) applications to facilitate usage of the Company's map database by customers. Costs of internal-use software are accounted for in accordance with SOP 98-1. Accordingly, certain application development costs relating to internal-use software have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets, generally four to five years. The Company capitalized $10,773, $10,027, and $9,966 of internal-use software development costs during 2001, 2002, and 2003, including $118 in capitalized interest during 2001. Included in database creation and updating costs is the amortization of internal-use software costs of $2,600, $4,591, and $6,312 for the years ended December 31, 2001, 2002, and 2003, respectively. Software development and maintenance costs of $11,763, $14,050, and $15,672 in 2001, 2002 and 2003, respectively, did not qualify for capitalization and were expensed as incurred.

        The Company performs strategic reviews of its software development initiatives, including a comprehensive assessment of its internal-use software development projects to ensure that projects with capitalized costs are expected to provide substantive future service potential. Based on this review, during the third quarter of 2002, management determined that certain capitalized software development costs were impaired, and it was necessary to write-down the balance by $2,114. This write-down is recorded within database licensing and production costs in the accompanying 2002 consolidated statement of operations. Management believes that the remaining capitalized software development costs after this write-down are recoverable. In reaching this conclusion, management considered the progress of each of the Company's internal-use software development projects to date, expected completion timelines, and budgeted future expenditures for each of the projects.

  (k)    Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  (l)    Foreign Currency Translation

        The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the accompanying consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). Foreign currency transaction gains and losses are included in the consolidated statements of operations.

  (m)    Impairment of Long-lived Assets

        The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", which provides a single accounting model for long-lived assets to be disposed of. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, capitalized software development costs and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

  (n)    Stock-Based Compensation

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation No. 44,

"Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the estimated fair value price of the underlying stock exceeds the exercise price. Prior to 2003, under the Company's stock option plan, options were granted at exercise prices that were equal to the fair value of the underlying common stock on the date of grant. Therefore, no stock-based compensation expense was recorded in the consolidated statements of operations. During 2003, the Company granted options at exercise prices below the fair value of the underlying common stock on the date of grant. Accordingly, the Company recorded compensation expense of $816 for the year ended December 31, 2003 and $187 for the quarter ended March 28, 2004. The fair value of the underlying common stock was determined by the Company's Board of Directors based on an internally-prepared valuation analysis using comparable companies, comparable merger transactions and discounted cash flow methodologies.

        SFAS No. 123, "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has furnished the pro forma disclosures required of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure". The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding unvested awards in each period.

				Quarter Ended
	Year Ended December 31
				March 30, 2003	March 28, 2004
	2001	2002	2003
				(unaudited)
Net income (loss), as reported	$(116,509)	8,155	235,815	15,477	9,719
Add: Stock-based employee compensation expense included in reported net income	—	—	816	—	116
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(9,329)	(4,268)	(3,149)	(734)	(358)

Pro forma net income (loss)	(125,838)	3,887	233,482	14,743	9,477
Deduct: Cumulative preferred stock dividends	(91,417)	(110,464)	—	—	—

Pro forma net income (loss) applicable to common stockholders	$(217,255)	(106,577)	233,482	14,743	9,477

Earnings (loss) per share of common stock:
Basic—as reported	$(7.31)	(2.41)	2.81	0.18	0.12

Diluted—as reported	$(7.31)	(2.41)	2.69	0.18	0.11

Basic—pro forma	$(7.64)	(2.51)	2.78	0.17	0.11

Diluted—pro forma	$(7.64)	(2.51)	2.66	0.17	0.10

        The per share weighted-average fair value of stock options granted during 2001, 2002, and 2003 was $8.54, $0.92 and $6.92, respectively, for options granted with an exercise price that equals its fair value on the date of grant. The per share weighted-average fair value of stock options granted in 2003 for options granted with an exercise price less than its fair value on the date of grant was $8.19. The fair value of all options was computed as of the date of grant using the Black-Scholes method with the following weighted-average assumptions: 2001—no dividends, 75% volatility, risk-free interest rate of 4.86%, and expected life of 5.5 years; 2002—no dividends, 75% volatility, risk-free interest rate of 2.94%, and expected life of 5.6 years; 2003—no dividends, 67% volatility, risk-free interest rate of 3.19%, and expected life of 4.9 years.

  (o)    Comprehensive Income (Loss)

        Accumulated other comprehensive income is related to the Company's foreign currency translation adjustments. No income taxes have been allocated to accumulated other comprehensive income (loss) due to the fact that the Company's investments in its foreign subsidiaries have been deemed to be essentially permanent in duration.

        Comprehensive income for the quarters ended March 30, 2003 and March 28, 2004 was as follows:

	Quarter Ended
	March 30, 2003	March 28, 2004
	(unaudited)
Net income	$15,477	9,719
Foreign currency translation adjustment	(4,362)	2,503

Comprehensive income	$11,115	12,222

  (p)    Income (Loss) Per Share

        Basic and diluted earnings (loss) per share is computed based on the net income (loss) after deducting cumulative preferred stock dividends, divided by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding for the period, in accordance with SFAS No. 128, "Earnings Per Share."

        The following table sets forth the computation of earnings (loss) per share for the period ended:

				Quarter Ended
	Year Ended December 31,
				March 30, 2003	March 28, 2004
	2001	2002	2003
				(unaudited)
Numerator:
Net income (loss)	$(116,509)	8,155	235,815	15,477	9,719
Less: cumulative preferred stock dividends	(91,417)	(110,464)	—	—	—

Net income (loss) applicable to common stockholders	$(207,926)	(102,309)	235,815	15,477	9,719

Denominator:
Denominator for basic earnings (loss) per share—weighted-average shares outstanding	28,441	42,446	84,062	83,984	84,178
Effect of dilutive securities:
Employee stock options	—	—	478	—	3,602
Warrants	—	—	3,053	3,046	3,345

Denominator for diluted earnings per share—weighted-average shares outstanding and assumed conversions	28,441	42,446	87,593	87,030	91,125

Earnings (loss) per share:
Basic	$(7.31)	(2.41)	2.81	0.18	0.12

Diluted	$(7.31)	(2.41)	2.69	0.18	0.11

        Options to purchase 1,176, 7,783, and 1,073 shares of common stock were outstanding at December 31, 2001, 2002, and 2003, respectively, and options to purchase 7,678 and 75 shares of common stock were outstanding at March 30, 2003 and March 28, 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. Warrants to purchase 3,384 shares of common stock were outstanding at December 31, 2001 and 2002, but were not included in the computation of diluted earnings per share because the effect would be antidilutive. There were 286 shares of Series A cumulative convertible preferred stock and 3,043 shares of Series B cumulative convertible preferred stock outstanding as of December 31, 2001. These shares of Series A and Series B cumulative convertible preferred stock were converted into common stock as of October 1, 2002. The shares of preferred stock were not included in the computation of diluted earnings per share during 2001 and 2002 because the effect would be antidilutive (See Note 7).

  (q)    Reclassifications

        Certain 2001 and 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2003 presentation.

  (r)    Interim Financial Statements

        The consolidated financial statements as of March 28, 2004 and for the quarters ended March 30, 2003 and March 28, 2004 together with the financial data and other information for those periods disclosed in these notes to the consolidated financial statements are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows as of and for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

        The Company's fiscal quarterly periods end on the Sunday nearest the calendar quarter end. The 2003 first quarter had 89 days and the 2004 quarter had 88 days. The Company's fiscal year end is December 31.

(2)—Recent Accounting Pronouncements

        On April 30, 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on January 1, 2003 and, as a result, the extraordinary loss on early extinguishment of debt that was incurred during 2001 has been reclassified as a component of other income (expense) in the Company's consolidated statements of operations.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ended after December 15, 2002, and did not affect the disclosures in these consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. The required disclosures are included in the notes to these consolidated financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company does not believe that adoption will have a material effect on the consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities. Adoption did not affect the financial condition or results of operations of the Company.

        FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

        In May 2003, the FASB's EITF reached a consensus on Issue 01-08, "Determining Whether an Arrangement Contains a Lease." Issue 01-08 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, "Accounting for Leases." The guidance in Issue 01-08 is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. The Company has adopted Issue 01-08. The adoption did not have a material effect on the Company's consolidated financial position and results of operations.

        In May 2003, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables." Issue 00-21 provides guidance on how to recognize revenue for arrangements that have multiple deliverables. The guidance in 00-21 was effective for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted the consensus reached in Issue 00-21. Adoption did not affect the Company's financial condition or results of operations.

        In November 2003, the EITF reached a consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." Issue 03-1 requires certain disclosures related to debt and marketable equity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Company has adopted the consensus reached in Issue 03-1. Adoption did not affect the Company's financial condition, results of operations or related disclosures.

        In December 2003, the SEC issued SAB No. 104, "Revenue Recognition in Financial Statements." SAB 104 updates the guidance in SAB 101, "Revenue Recognition", integrates the related set of Frequently Asked Questions, and recognizes the role of EITF Issue 00-21 in revenue recognition. The

Company has adopted the guidance in SAB 104. Adoption did not affect the Company's financial condition or results of operations.

        In December 2003, the FASB re-issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 requires additional disclosures to those required in the original SFAS No. 132 related to defined benefit plans. The Company has adopted the guidance in SFAS No. 132. Adoption did not affect the Company's financial condition, results of operations or related disclosures.

(3)—Property and Equipment

        The components of the Company's property and equipment as of December 31, 2002 and 2003 are as follows:

	2002	2003
Computers and equipment	$26,805	17,990
Furniture and fixtures	2,642	1,680
Purchased software	9,177	8,764
Leasehold improvements	2,243	3,756

	40,867	32,190
Less accumulated depreciation and amortization	(33,019)	(20,272)

	$7,848	11,918

        During 2003, the Company reviewed the fixed asset ledgers and removed assets that were no longer in use.

(4)—Long-term Deferred Revenue

Refundable Deferred Licensing Advances

        In 1991, the Company entered into a database license agreement with an unaffiliated company (the "1991 Agreement") that required fixed prepaid license fees for use of the Company's database in route guidance products and other applications. Under the 1991 Agreement, the Company received $3,000 in cash through 1994, in exchange for aggregate future credits of $6,500, which could be utilized by such company as credits against 50% of future license obligations subject to a maximum of $2,000 in any one year. Any portion of this $6,500 in credits that was unused as of December 31, 2000 was refundable in cash by the Company. Due to the repayment contingencies discussed above, the amounts received were initially recorded as refundable deferred licensing advances. The total amount initially recorded of $3,000 was accreted to the maximum amount repayable as of December 31, 2000, at rates ranging from 9% to 14% using the effective interest rate method. The interest rate on remaining unpaid balances under the 1991 Agreement increased to 15% after December 31, 2000.

        On September 27, 2002, the Company amended the 1991 Agreement (the "2002 Amendment"). Immediately prior to the 2002 Amendment, approximately $7,800 was owed by the Company under the 1991 Agreement. Pursuant to the provisions of the 2002 Amendment, the Company was required to (i) repay $4,000 of the outstanding balance in cash, and (ii) provide aggregate future credits of $6,000, which must be used by the unaffiliated company by December 31, 2007. The Company made cash payments of $4,000 in 2002. The $6,000 of license fee credits can be applied toward payment of up to 75% of license fees owed to the Company, including minimum annual license fees. Any portion of the unused license fee credits as of December 31, 2007 will be forfeited by the unaffiliated company. Upon execution of the 2002 Amendment, the Company re-classified the remaining $3,800 balance of refundable deferred licensing advances to long-term deferred revenue. The $3,800 of long-term deferred revenue recorded upon execution of the 2002 Amendment will be recognized as revenue in future periods in proportion to the unaffiliated company's usage of the $6,000 of license fee credits. Non-cash revenue of $48 and $158 was recognized during the years ended December 31, 2002 and 2003, respectively, and the unused license fee credits available are $5,674 as of December 31, 2003.

Other Long-term Deferred Revenue

        In 2001, the Company entered into a four-year license agreement to provide map database information to an unaffiliated customer for use in that customer's products. Under the license agreement, the customer is required to purchase a minimum dollar value of licenses during each twelve-month period from July 1, 2001 through June 30, 2005. The Company recognizes the minimum licensing fees ratably over the related period. In the event that actual license fees for a given period exceed the minimum license fees applicable to that period, additional license fees are recognized when the customer reports that the Company has earned such additional fees. Pursuant to the terms of the license agreement, the Company received an $8,000 up-front payment from the customer in July 2001, which is being applied against the minimum licensing fees as they become due. As of December 31, 2002, $2,500 was classified as current deferred revenue and $1,500 was classified as long-term deferred revenue in the consolidated balance sheets under this arrangement. During 2003, the remaining balance of $4,000 was recognized in income.

        During the first half of 2004, the Company entered into a five-year license agreement to provide map database information to a customer. Under the license agreement, the customer agreed to pay $30,000 within ninety days of the date of the agreement related to license fees for the first three years of the agreement, of which $996 was paid during the first quarter of 2004. The customer can use up to $10,000 of the credits in each of 2004, 2005 and 2006. In the event that the prepayment is not fully exhausted by the end of calendar year 2009, the customer may extend the term of the agreement to the end of calendar year 2010. The Company has no obligation to refund any unused amounts nor are there any restrictions on the nature or timing of the use of the cash received. During the first quarter of 2004, the Company recognized revenue of approximately $1,984 related to this agreement. As of March 28, 2004, pursuant to the agreement, the Company recorded a receivable of $29,004, short-term deferred revenue of $10,000 and long-term deferred revenue of $18,016. In addition, the customer has an obligation to the Company of $20,000 payable on January 15, 2007 related to license fees in 2007 and 2008.

(5)—Line of Credit

        On November 10, 2003, the Company obtained, through its North American operating subsidiary, a bank revolving line of credit that is scheduled to mature on November 8, 2004. Pursuant to the terms of the line of credit, the Company may borrow up to $15,000 at an interest rate of either U.S. LIBOR plus 1% or the greater of the prime rate or the Federal funds rate plus 1/2 of 1%. The Company is required to pay to the bank a quarterly facility fee of 37.5 basis points per annum on the average daily unused commitment. As of December 31, 2003 and March 28, 2004, there were no borrowings on the line of credit.

(6)—Income Taxes

        The domestic and foreign components of pre-tax income (loss) for the years ended December 31, 2001, 2002, and 2003 are as follows:

	2001	2002	2003
Domestic	$(104,274)	(14,055)	9,915
Foreign	(12,235)	23,315	60,386

Income (loss) before income taxes	$(116,509)	9,260	70,301

        Total income tax expense (benefit) differed from the amount computed by applying the Federal statutory tax rate of 34% to the income (loss) before income taxes for the years ended December 31, 2001, 2002, and 2003 due to the following:

	2001	2002	2003
Tax expense (benefit) at Federal statutory rate	$(39,613)	3,148	23,903
State tax expense (benefit), net of Federal tax effect	(4,614)	(527)	331
Foreign withholding tax, net of Federal tax effect	—	—	1,288
Impact of foreign rates and other permanent items	2,667	1,220	(7,573)
Increase (decrease) in valuation allowance	41,560	(2,736)	(183,463)

Income tax expense (benefit)	$—	1,105	(165,514)

        The current and deferred components of income tax expense (benefit) for the years ended December 31, 2001, 2002, and 2003 are as follows:

	2001	2002	2003
Current:
Federal	$—	—	—
State	—	—	15
Foreign	—	1,105	3,223

Total current	—	1,105	3,238
Deferred:
Federal	—	—	(73,089)
State	—	—	(8,513)
Foreign	—	—	(87,150)

Total deferred	—	—	(168,752)

Income tax expense (benefit)	$—	1,105	(165,514)

        Deferred tax assets and liabilities as of December 31, 2002 and 2003 are summarized as follows:

	2002	2003
Deferred tax assets:
Current:
Net operating loss carryforwards	$—	34,966
Other deductible temporary differences	—	1,648

Total current deferred tax assets	—	36,614
Non-current:
Research and development credit carryforwards	5,968	6,716
Interest not currently deductible	83,389	81,980
Net operating loss carryforwards	179,133	127,466
Other deductible temporary differences	7,606	7,662

Total non-current deferred tax assets	276,096	223,824

Gross deferred tax assets	276,096	260,438
Less valuation allowance	(268,902)	(85,439)

Net deferred tax assets	7,194	174,999
Non-current deferred tax liabilities:
Capitalized software development costs, net	(7,194)	(3,902)
Other deductible temporary differences	—	(155)

Gross deferred tax liabilities	(7,194)	(4,057)

Deferred income taxes	$—	170,942

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Prior to 2003, the Company had provided a valuation allowance for the entire balance of deferred tax assets due to the uncertainty of generating future taxable income that would allow for the realization of such deferred tax assets. During 2003, the Company made the determination that it is more likely than not that it would be able to realize the benefits of the deferred tax assets related to net operating loss carryforwards and other temporary items in Europe and North America. In reaching the determination, the Company considered both positive and negative evidence. Positive evidence included the Company's strong recent revenue growth and operating performance, expectation regarding the generation of future taxable income, the length of available carryforward periods, the Company's market position and the expected growth of the market. Negative evidence included the Company's history of operating losses through 2001 and the likelihood of increased competition and loss of a significant customer. From that analysis, the Company determined that sufficient evidence existed to conclude that it is more likely than not that the benefits of certain of the deferred tax assets will be realized. Accordingly, the Company reversed the related valuation allowance resulting in the recognition of a deferred income tax benefit of $168,752.

        As of December 31, 2003, the Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $201,737 and $78,144, respectively. The difference between the Federal loss carryforward and the state loss carryforward results primarily from a 50% limitation on California loss carryforwards, capitalized research and development costs for California tax purposes, and a five-year limit on California net operating loss carryforwards. The Company has foreign operating loss carryforwards in Europe of approximately $258,956 with no expiration date and in Canada of approximately $1,407 with generally a seven-year carryforward period.

        The Company has interest expense carryforwards for both Federal and state income tax purposes of approximately $215,963. At December 31, 2003, the Company maintained a full valuation allowance on the interest expense carryforwards as it was more likely than not that the benefit would not be realized. The inability to realize the benefit is due to restrictions placed upon the deductibility of the interest expense as a result of Philips' controlling interest in the Company and the Company's ability to generate sufficient future taxable income in the United States to offset the additional interest expense deductions. The Company also has available tax credit carryforwards of approximately $4,616 and $2,100 for Federal and state tax purposes, respectively. There is no expiration date for state tax credit carryforwards and interest expense carryforwards.

        If not utilized, Federal and state net operating loss carryforwards expire through 2022 and Federal tax credit carryforwards expire through 2022, as follows:

Year of expiration	Federal net operating loss carryforwards	State net operating loss carryforwards	Federal tax credit carryforward
2004	$—	1,472	89
2005	—	2,907	83
2006	—	601	75
2007	—	713	152
2008	15,492	346	114
Thereafter	186,245	72,105	4,103

	$201,737	78,144	4,616

(7)—Stockholders' Equity (Deficit)

        In November 2001, the Company amended its articles of incorporation to increase the number of authorized shares of common stock to 1,800,000 and to increase the number of authorized shares of preferred stock to 70,000.

Preferred Stock Conversion and Related Litigation with Philips

        In March 2001, the Company entered into a stock purchase agreement pursuant to which the Company's outstanding debt to Philips B.V. was converted to Series B cumulative convertible preferred stock and shares of Series A cumulative convertible preferred stock were sold by the Company to Philips B.V. for cash (see Note 9). The stock purchase agreement stated that holders of the Series A and Series B cumulative convertible preferred stock were entitled to receive, when, as and if declared by the Board of Directors, monthly dividends payable in-kind through the issuance of additional Series A and Series B shares at a rate of 2.21045% and 2.01178%, respectively, per month of the liquidation preference of such shares. Shares issued as Series A and Series B dividends were valued at the liquidation preference per share on the respective dividend payment dates. Dividends on Series A and Series B cumulative convertible preferred stock were cumulative. No interest was payable on dividends in arrears. No dividends could be declared and/or paid to the holders of common stock unless all cumulative dividends had been paid in full to the holders of the Series A and Series B cumulative convertible preferred stock.

        The respective Certificates of Designation governing the Series A and Series B cumulative preferred stock provided that each share of Series A and Series B preferred stock would convert automatically at the earlier of (i) the closing of an initial public offering, (ii) the closing of a change in control, or (iii) October 1, 2002, into the number of shares of common stock determined by dividing the liquidation preference, including accrued dividends, by the conversion price. The conversion price set forth in the respective Certificates of Designation was the initial public offering price in the event of an initial public offering, the change in control price in the event of a change in control, or the current market price (as defined in the respective Certificates of Designation) on October 1, 2002. As of October 1, 2002, the Company had not completed an initial public offering nor had a change in control taken place.

        On September 20, 2002, Philips Consumer Electronics Services B.V. ("Philips B.V.") filed a complaint (the "Initial Complaint") against the Company in the Court of Chancery of the State of Delaware (the "Litigation"), which was subsequently dismissed on March 8, 2004, as described below. The Initial Complaint alleged that the Company did not intend to comply with its obligations under the Certificates of Designation for the Company's Series A and Series B cumulative convertible preferred stock ("Certificates of Designation") to convert such preferred stock into the Company's common stock pursuant to the terms of such Certificates of Designation. The Initial Complaint sought declaratory relief, injunctive relief and specific performance to require the Company to determine the applicable conversion price in accordance with the terms of the respective Certificates of Designation. On September 27, 2002, a Special Committee of the Board of Directors was formed to manage the Company's defense to the Litigation. On December 15, 2002, Messrs. van Ommeren and Shields, as directors of the Company and as members of the Special Committee, determined that Messrs. van Ommeren and Shields were the disinterested members of the Board of Directors for purposes of determining the conversion price (i.e., the Current Market Price of the Company's common stock, as defined in the respective Certificates of Designation) for the Series A and Series B cumulative convertible preferred stock pursuant to the respective Certificates of Designation. On December 19, 2002, Messrs. van Ommeren and Shields then determined that the Current Market Price of the Company's common stock as of October 1, 2002 was $12.04 per share. On December 30, 2002, the Special Committee issued a report to the Board of Directors reporting, among other things, the above determinations. These determinations were made by Messrs. van Ommeren and Shields and did not reflect the views of the full Board of Directors of the Current Market Price.

        All of the Series A and Series B cumulative convertible preferred stock automatically converted pursuant to their terms as of October 1, 2002 into 55,477 shares of common stock based on the determination by Messrs. Shields and van Ommeren that the Current Market Price of the Company's common stock was $12.04 per share as of such date. Upon conversion, the aggregate liquidation preferences of Series A and Series B cumulative convertible preferred stock were $58,242 (including $18,182 of dividends in arrears) and $609,699 (including $183,699 of dividends in arrears).

        On August 1, 2003, Philips B.V. filed a First Amended and Supplemental Complaint (the "Amended Complaint") in the Litigation against the Company and additionally named Messrs. Shields and van Ommeren as defendants. The Amended Complaint alleged breach of contract and breach of covenant of good faith and fair dealing against the Company and breach of fiduciary duty against Messrs. Shields and van Ommeren. More specifically, the Amended Complaint stated that the Company breached its obligations under the Certificates of Designation to make a good faith determination of the Current Market Price of the Company's common stock as of October 1, 2002, including by failing to (1) properly determine the composition of the disinterested directors for purposes of determining the Current Market Price of the Company's common stock as of October 1, 2002, (2) base the determination of Current Market Price upon a timely valuation, and (3) base the determination on a valuation performed by an internationally recognized investment bank. The Amended Complaint further stated that (i) the Company breached an implied covenant of good faith and fair dealing under the Certificates of Designation, (ii) the Company breached its obligations under its March 29, 2001 Stock Purchase Agreement with Philips B.V. by failing to ensure that its certification of incorporation permits issuance of a sufficient number of shares of common stock to satisfy the number of shares to which Philips B.V. is entitled upon the conversion of the Series A and Series B shares, and (iii) Messrs. Shields and van Ommeren willfully breached their fiduciary duties to Philips B.V. The Amended Complaint sought an order appointing an independent appraiser to determine the Current Market Price as of October 1, 2002, specific performance to require the Company to convert the Series A and Series B shares on the terms set forth in the Certificates of Designation, a declaration that Messrs. Shields and van Ommeren breached their fiduciary duties to Philips B.V., injunctive relief to prevent the defendants from continuing to interfere with Philips B.V.'s rights under the Certificates of Designation, and unspecified monetary and exemplary damages and costs of suit.

        On December 22, 2003, the Company received a letter from Philips B.V. acknowledging the Special Committee's determination of the Current Market Price of the Common Stock as of October 1, 2002 of $12.04 per share and requesting the shares of preferred stock representing the accrued dividends. The letter further stated that Philips B.V. would, after receipt of such shares, tender all of its shares of preferred stock to the Company for the common stock issuable upon conversion of the preferred stock. Accordingly, the Company delivered certificates evidencing the shares of preferred stock representing the accrued dividends to Philips B.V. Philips B.V. then tendered the certificates of all of its preferred stock to the Company, and the Company issued the common stock resulting from the conversion and delivered certificates evidencing the same to Philips B.V. Thereafter, the parties filed a Stipulation and Order of Dismissal, and on March 8, 2004, the Court of Chancery granted a dismissal of the Litigation. The Stipulation and Order of Dismissal was with prejudice only with respect to the specific claims actually asserted in the action and only with respect to the specifically named parties.

Deferred Compensation Expense

        During 2003, the Company granted stock options to its employees where the exercise price was less than the fair market value on the date of grant. The grant resulted in an aggregate measurement of compensation cost of $3,148, which will be recognized over the vesting period of the awards. The Company expensed $816 of the total measured compensation cost during 2003. The remaining $2,332 was recorded as deferred compensation expense in stockholders' equity and will be charged to income in future periods based on vesting of the granted options.

Other

        During 2000, the Company loaned a former employee $219 to enable the individual to exercise options for the purchase of 18 shares of newly issued common stock. The loan is represented by a limited recourse promissory note with a November 20, 2004 maturity date. Interest accrues at 6.2% per annum and is payable at maturity. The note is secured by the underlying shares of common stock and the Company's recourse against the individual is limited to the excess of 60% of the aggregate principal due over the amount received by the Company. Upon execution of the limited recourse note, the fair value of the underlying common stock did not exceed the option exercise price.

(8)—Stock Option Plans

        In 1988, the Company adopted a stock option plan (1988 Plan). The total authorized shares under the 1988 Plan are 2,550. Options granted under the 1988 Plan are for periods not to exceed 10 years and may be either incentive stock options as that term is used in Section 422 of the Internal Revenue Code (Incentive Stock Options) or options which do not qualify as Incentive Stock Options (Supplemental Stock Options). All grants under the 1988 Plan must be at prices of not less than 100% of the fair value of the common stock as determined by the Company's Board of Directors at the date of grant in the case of Incentive Stock Options and 85% of fair value in the case of Supplemental Stock Options. Options granted after July 1995 generally vest monthly over 48 months from the employee's date of hire, and options granted prior to July 1995 generally vest at 25% per year beginning with the anniversary of the employee's date of hire. All stock options granted under the 1988 Plan have a 10-year term.

        In April 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (1996 Plan). The 1996 Plan was amended and restated by the Company's Board of Directors in June 1996 and amended in August 2000. The 1996 Plan, as amended, provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided, however, that no employee may be granted an option for more than 1,429 shares in any one fiscal year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1996 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1996 Plan after the amendment in August 2000 generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

        In October 1998, the Company's Board of Directors approved the 1998 California Stock Option Plan (1998 Plan). The 1998 Plan was amended in August 2000. The 1998 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 1998 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 1998 Plan prior to August 2000 generally have 10-year terms and vest monthly over 48 months. Stock options granted under the 1998 Plan after the August 2000 amendment generally have 10-year terms and vest as follows: 25% of the options granted vest on the first day of the month following the employee's date of hire and the remaining options vest monthly over 48 months.

        During 2000, the Company's Board of Directors approved three separate Stock Option Agreements to three employees. The agreements provide for grants of stock options to these employees. Stock options granted under the first Stock Option Agreement total 2,500 shares of common stock, which have been reserved for issuance under this agreement. One fourth of the options under this Stock Option Agreement vest on the employee's date of hire. Thereafter, one fourth of the shares subject to this Stock Option Agreement vest on each of the first, second and third anniversaries of the employee's date of hire. Stock options granted under the remaining Stock Option Agreements total 750 shares of common stock, which have been reserved for issuance under these agreements. These options vest monthly over 48 months. All options issued under these Stock Option Agreements have 10-year terms and are adjusted pro rata for any stock dividends, stock splits and reverse stock splits. Upon termination of one of these employees, 536 shares of common stock reserved for issuance under one of the Stock Option Agreements were cancelled in 2001. The remaining two Stock Option Agreements were cancelled in October 2001 pursuant to the Company's exchange offer described below, and replacement options were granted to these two employees in May 2002.

        In August 2001, the Company's Board of Directors approved the 2001 Stock Incentive Plan (2001 Plan). The 2001 Plan provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries. The 2001 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. Stock options granted under the 2001 Plan generally have 10-year terms and vest as follows: 25% of the options granted vest on the anniversary of the employee's date of hire and the remaining options vest monthly over 36 months. The Company has reserved 10,931 shares of common stock for issuance under the 2001 Plan. All options issued under the 2001 Plan are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

        As of December 31, 2003, there were 6,179 shares available for grant under the 2001 Plan, and there were no shares available for grant under the 1988, 1996 or 1998 Plans. The Company has reserved 88, 7,360 and 3,571 shares of common stock for issuance under the 1988, 1996 and 1998 Plans, respectively. All options issued under the 1988, 1996, and 1998 Plans are adjusted pro rata for any stock dividends, stock splits and reverse stock splits.

Exchange Offer

        On October 1, 2001, the Company completed an offer to substantially all employees, other than employees resident in Canada, holding stock options having an exercise price of $11.90 or $15.40, that enabled such holders to cancel their options in return for a promise to grant new options to purchase an equal number of shares of common stock no sooner than six months and one day after such cancellation at an exercise price equal to the fair market value of the Company's common stock on the date of grant. No options were granted to the Company's employees within six months prior to the cancellation. Pursuant to the exchange offer, options to purchase 4,372 shares of common stock with an exercise price of $11.90 and options to purchase 1,657 shares of common stock with an exercise price of $15.40 were canceled. The Company granted replacement options to purchase 5,995 shares of common stock to employees on May 15, 2002, with an exercise price equal to $1.40 per share, which was determined to be the fair market value of the Company's common stock on that date. In connection with the determination of fair market value, the Board had the assistance of an independent valuation firm, considered information provided by the Company's principal stockholders, and reviewed such other information as deemed relevant. The Company did not enter into any agreements, formal or otherwise, to compensate its employees for increases in the fair market value of the Company's common stock during the period between cancellation and the grant of the replacement awards.

Stock Option Activity

        Stock option activity during the periods indicated is as follows:

	Number of options	Weighted- average exercise price	Options Exercisable	Weighted- average exercise price
Balance as of December 31, 2000	7,912	$12.88	3,088	11.76
Granted	103	15.40
Exercised	(20)	8.26
Forfeited	(790)	13.02
Cancelled pursuant to exchange offer	(6,029)	12.88

Balance as of December 31, 2001	1,176	11.93	1,080	11.62
Granted	6,880	1.40
Exercised	(44)	1.71
Forfeited	(229)	5.09

Balance as of December 31, 2002	7,783	2.88	5,704	3.36
Granted (with exercise price equal to fair market value on the date of grant)	93	12.04
Granted (with exercise price less than fair market value on the date of grant)	714	7.63
Exercised	(182)	1.58
Forfeited	(179)	7.00

Balance as of December 31, 2003	8,229	3.34	6,851	2.94
Granted	—	—
Exercised	(50)	2.66
Forfeited	(17)	5.88

Balance as of March 28, 2004	8,162	3.33	6,975	2.94

        The following table summarizes information about stock options outstanding as of December 31, 2003:

	Options outstanding			Options exercisable
Exercise prices	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$1.40	6,439	8.37	$1.40	5,784	$1.40
4.20 - 5.74	376	9.93	5.46	103	5.32
7.28 - 8.96	99	7.78	8.40	23	8.40
10.50	263	9.98	10.50	—	—
11.90 - 12.04	975	3.73	11.90	884	11.90
15.40	77	6.90	15.40	57	15.40

	8,229	7.93	$3.34	6,851	$2.94

        The following tables summarizes information about stock options outstanding as of March 28, 2004:

	Options outstanding			Options exercisable
Exercise prices	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$1.40	6,390	8.13	$1.40	5,885	$1.40
4.20 - 5.74	373	9.74	5.43	125	5.36
7.28 - 8.96	87	8.23	8.46	20	8.08
10.50	263	9.74	10.50	—	—
11.90 - 12.04	973	3.49	11.91	884	11.90
15.40	74	6.67	15.40	61	15.40

	8,160	7.69	$3.33	6,975	$2.94

(9)—Related Party Transactions

  (a) Philips And Affiliates

        As of December 31, 2003, Philips B.V. owned 67,748 shares of the Company's common stock, representing approximately 82.9% of the Company's outstanding common stock.

        As of December 31, 2002 and 2003, Philips B.V. held warrants to purchase 3,384 shares of the Company's common stock. The per share exercise price of the warrants was $0.14. The warrants were granted on various dates between 1997 and 2000 pursuant to the loan agreement described below. The warrants were exercisable and would have expired on April 1, 2007, and were subject to adjustment for stock splits or dividends and had certain antidilution provisions for below market issuances. The warrants were exercised on April 28, 2004 as described in Note 16.

Loan Agreement

        On May 28, 1997, the Company entered into an amended and restated master loan agreement with Philips effective April 1, 1997. The Company's secured demand notes payable to Philips from April 1, 1997 through December 31, 2000, including accrued but unpaid interest, were converted to secured term loans, bearing interest at 14%. Warrants to purchase shares of common stock were issued to Philips in connection with the Company's secured demand notes. Interest on the secured term loans accrued monthly and was capitalized into principal. Philips' commitment to provide the Company with funding under this agreement terminated on January 1, 2001.

Debt Extinguishment and Issuance of Preferred Stock

        Between January 19, 2001 and March 22, 2001, the Company issued demand promissory notes to Philips B.V. for cash proceeds of $16,600. On March 29, 2001, the Company entered into a stock purchase agreement with Philips B.V. pursuant to which: (i) the $16,954 balance of these promissory notes, including accrued and capitalized interest thereon, was settled in exchange for the issuance of 121 shares of Series A cumulative convertible preferred stock and (ii) all $426,000 of outstanding borrowings under the amended and restated master loan agreement dated April 1, 1997, including accrued and capitalized interest thereon, were settled in exchange for the issuance of 3,043 shares of Series B cumulative convertible preferred stock. In conjunction with the closing of the stock purchase agreement, Philips B.V. purchased 51 additional shares of Series A cumulative convertible preferred stock for cash proceeds of $7,100. As a result of this transaction, the master loan agreement and the security interest in the Company's assets thereunder were terminated. The Company incurred a $69,568 loss upon extinguishment of the secured notes payable to Philips B.V., resulting from the unamortized debt discount on the notes as of March 29, 2001. Upon consummation of the stock purchase agreement, Philips B.V. owned approximately 79% of the combined voting power of the outstanding common and preferred stock of the Company, without giving effect to non-voting warrants that entitle Philips B.V. to purchase 3,384 additional shares of common stock. Philips B.V. is entitled to certain registration rights with respect to its shares of stock in the Company.

        The stock purchase agreement stipulated that Philips B.V. would provide up to $50,000 of financing to the Company in exchange for the issuance of Series A cumulative convertible preferred stock up to the earliest date on which a conversion event under the terms of the agreement occurred. The aggregate proceeds of $24,054 received from the sale of Series A shares and conversion of demand promissory notes upon consummation of the stock purchase agreement were applied against the $50,000 financing commitment. Between May 3, 2001 and December 31, 2001, the Company issued 114 shares of Series A cumulative convertible preferred stock for $16,000 of cash proceeds. The Company did not issue any shares of Series A cumulative convertible preferred stock during 2002 or 2003. As described in note 7, the Series A and Series B cumulative convertible preferred stock converted to common stock as of October 1, 2002.

        The Company also entered into a Registration Rights Agreement with Philips B.V. dated as of March 29, 2001. Under this agreement, the Company granted Philips B.V. certain rights with respect to the registration, under the Securities Act of 1933, of shares of the Company's common stock owned by Philips B.V. The Company may be required to register, at the Company's expense, some or all of Philips B.V.'s shares at any time. Philips B.V. is entitled to make up to five demands for registration. However, the Company is not required to effect any requested registration until a period of six months has elapsed from the effective date of the most recent previous registration. In addition to these demand registration rights, if the Company proposes to register any shares of its common stock for public sale under the Securities Act of 1933, either for its own account or the account of any other person, Philips B.V. may require that the Company include some or all of its shares in that registration. The Company is obligated to pay all of the expenses incurred in connection with the registration (other than certain selling expenses of Philips B.V.). The underwriter of an offering of the Company's securities proposed to be made under this provision may limit the number of shares of the Company's stock owned by Philips B.V. to be included in the registration under certain circumstances. The Company's obligations terminate with respect to the registration rights after the earlier of: (i) five years after an initial public offering or (ii) the date at which Philips B.V. is able to sell its registrable securities within a 180-day period in accordance with Rule 144 under the Securities Act of 1933.

Letter of Credit Guarantee

        The Company obtained an irrevocable standby letter of credit with LaSalle Bank N.A. in conjunction with one of its facility leases. The original face amount of $2,000 declines annually over the next seven years until November 30, 2007, which is the end of the facility lease. Philips N.V. issued an unconditional and irrevocable guarantee to the bank as the primary obligor, in accordance with the Company's obligations regarding this facility lease. The Company issued a counter guarantee to Philips N.V. in which it agreed to pay a fee of 1.5% per annum of the original $2,000 face value amount of the stand-by letter of credit as reduced from time to time in accordance with its terms. In 2003, the Company paid $60 related to the counter guarantee. The letter of credit and the Philips guarantee were cancelled in June 2004.

Cash on Deposit with Affiliate

        The Company entered into a deposit agreement dated as of May 21, 2002 with Koninklijke Philips Electronics N.V. ("Philips N.V."), the parent company of the Company's majority stockholder, which was subsequently assigned to the Company's U.S. operating subsidiary. Pursuant to the terms of the deposit agreement, the Company rolled over $42,000 of previously deposited funds on December 26, 2003 and deposited an additional $16,990 on December 31, 2003 with Philips N.V. for the purpose of optimizing the returns on temporary excess cash. These deposits with Philips N.V. bear interest at a rate of U.S. LIBOR minus 1/4%. Deposits of $6,990 matured on January 2, 2004, at which time all amounts were paid to the Company. Deposits of $42,000 and $10,000 had maturity dates of January 2, 2004, and January 9, 2004, respectively, at which time all amounts were rolled over at the Company's option. During the first quarter of 2004, the Company rolled over $54,000 of previously deposited funds on March 26, 2004, and deposited an additional $9,200 on March 26, 2004 with Philips N.V. Deposits of $9,200 matured on March 29, 2004, at which time all amounts were paid to the Company. Deposits of $54,000 had a maturity date of April 2, 2004 at which time all amounts were rolled over at the Company's option pursuant to the terms of the deposit agreement.

        The Company's European operating subsidiary entered into a deposit agreement dated as of September 26, 2003, with Philips N.V. Pursuant to the terms of the deposit agreement, the Company deposited $6,435 on December 31, 2003 with Philips N.V. for the purpose of optimizing the returns on temporary excess cash. These deposits with Philips N.V. bear interest at a rate of U.S. LIBOR minus 1/4% for a U.S. Dollar deposit and EURIBOR/EONIA minus 1/4% for Euro deposits. Deposits of $4,042 and $2,275 had maturity dates of January 5, 2004, and January 12, 2004, respectively and were repaid to the Company at maturity. During the first quarter of 2004, the Company deposited $1,829 on March 25, 2004 with Philips N.V. The deposit had a maturity date of March 29, 2004 and was repaid to the Company at maturity.

        During 2002 and 2003, the Company received $53 and $268, respectively, in interest income related to the deposit agreements. During the first quarter of 2004, the Company received $107 in interest income related to the deposit agreements.

Swap Agreement

        On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V. The purpose of the Swap was to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The intercompany balance is payable by one of the Company's European subsidiaries to the Company and one of its U.S. subsidiaries, and is due in U.S. dollars. Through December 31, 2002, this intercompany balance was considered permanent in nature, as repayment was not expected to occur in the foreseeable future. However, primarily as a result of improved operating performance in the Company's European business, management concluded that cash flows would be sufficient to support repayment over the next several years. Accordingly, effective January 1, 2003, the Company adopted a plan for repayment and the loan is no longer designated as permanent in nature.

        Under the terms of the Swap, the Company's European subsidiary will make payments to Philips N.V. in euros in exchange for the U.S. dollar equivalent at a fixed exchange rate of $1.0947 U.S. dollar/euro. The U.S. dollar proceeds obtained under the Swap will be utilized to make payments of principal on the intercompany loan. The intercompany loan, which becomes due on March 28, 2007, had an outstanding principal balance of $187,136 at April 22, 2003. The Swap has a maturity date of December 22, 2006 and provides for settlement on a monthly basis in proportion to the repayment of the intercompany obligation. As of December 31, 2003, and March 28, 2004, the outstanding intercompany obligation (net of payments) was $159,199 and $148,986, respectively and the fair value of the Swap was a liability of $23,799 and $17,001, respectively.

        The intercompany loan bears interest at one-month U.S. LIBOR. The Swap also provides that the European subsidiary of the Company will pay interest due in euros on a monthly basis to Philips N.V. in exchange for U.S. dollars at the one-month U.S. dollar LIBOR rate.

Other

        The Company entered into transactions with affiliates of Philips N.V., under which the Company received software, software-related consulting services, tax consulting services, fleet services, insurance services, and purchasing services. Total fees incurred for these services of $1,697, $1,791, $1,026, and $228 are included in operating costs and expenses for the years ended December 31, 2001, 2002, and 2003, and the quarter ended March 28, 2004, respectively.

  (b) Other Related Party Transactions

        The Company has a consulting agreement with T. Russell Shields, a member of the Company's Board of Directors. In addition, Shields Enterprises, Inc. ("SEI Information Technology"), which is owned by Mr. Shields, has provided technical support to the Company on a contractual basis for development of proprietary software and systems for database creation and updating.

        On October 15, 1999, the Company entered into a one-year consulting agreement with Mr. Shields, which was subsequently amended and extended through April 15, 2004. Mr. Shields remains a member of the Board of Directors. Pursuant to the consulting agreement, the Company agreed to pay Mr. Shields $0.3 per hour for consulting services as requested by the Company and accepted by Mr. Shields. Mr. Shields also agreed to provide general advice and support to the Company for 5 to 10 hours per month for a fee of $3 per month.

        Fulfillment services and consulting services and support were purchased from SEI Information Technology and from Mr. Shields. Total fees incurred for services from SEI Information Technology were $287, $0 and $40 for the years ended December 31, 2001, 2002, and 2003, respectively. Total fees incurred for services from Mr. Shields were $0, $25 and $32 for the years ended December 31, 2001, 2002, and 2003, respectively.

(10)—Foreign Currency Derivatives

        On April 22, 2003, the Company entered into a U.S. dollar/euro currency swap agreement (the "Swap") with Philips N.V. to minimize the exchange rate exposure between the U.S. dollar and the euro on the expected repayment of an intercompany obligation. The terms of the Swap are described in Note 9 under the caption "Swap Agreement."

        The Swap was not designated for hedge accounting and therefore changes in the fair value of the Swap are recognized in current period earnings. A loss on the fair value of the Swap of $21,997 was recorded for the year ended December 31, 2003. This loss was offset by a foreign currency transaction gain of $22,915 recognized as a result of the remeasurement of the outstanding intercompany obligation at December 31, 2003. A foreign currency transaction loss of $963 was recognized in earnings during the year ended December 31, 2003 resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation subsequent to entering into the Swap. From January 1, 2003 until the Swap was entered into on April 22, 2003, the Company recognized an unrealized gain on the remeasurement of the intercompany obligation of $7,760.

        A gain on the fair value of the Swap of $6,194 was recorded for the quarter ended March 28, 2004. This gain was offset by a foreign currency transaction loss of $4,790 recognized as a result of the remeasurement of the outstanding intercompany obligation at March 28, 2004. A foreign currency transaction loss of $1,369 was recognized in earnings during the quarter ended March 28, 2004 resulting from foreign currency exchange differences arising on the repayments of the intercompany obligation.

(11)—Employee Benefit Plans

        The Company sponsors a Savings and Investment Plan (the Plan) that qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All of the Company's employees who have completed three months of service are eligible to participate in the Plan. The Plan allows participants to contribute up to 20% of eligible compensation, subject to the maximum amount allowable under Internal Revenue Service regulations. The Plan permits, but does not require, additional matching contributions by the Company. In addition, the Company has sponsored savings and investment plans in its European subsidiaries. The Company contributed $1,527, $580, and $1,602 to these defined contribution employee benefit plans for the years ended December 31, 2001, 2002, and 2003, respectively.

(12)—Enterprise-wide Disclosures

        The Company operates in one business segment and therefore does not report operating loss, identifiable assets and/or other resources related to business segments. The Company derives its revenues from database license fees. Revenues are attributed to North America (United States) and Europe (The Netherlands) based on the entity that executed the related licensing agreement.

        The following summarizes net revenue on a geographic basis:

				Quarter Ended
	Years ended December 31,
				March 30, 2003	March 28, 2004
	2001	2002	2003
				(unaudited)
Net revenue:
North America	$39,796	52,807	91,664	16,588	24,898
Europe	70,635	113,042	180,959	35,447	54,567

Total net revenue	$110,431	165,849	272,623	52,035	79,465

        The following summarizes long-lived assets on a geographic basis as of:

	December 31,
			March 28, 2004
	2002	2003
			(unaudited)
Property and equipment, net:
North America	$5,762	8,331	8,560
Europe	2,086	3,587	4,080

Total property and equipment, net	$7,848	11,918	12,640

Capitalized software development costs, net:
North America	$18,951	22,605	23,564
Europe	—	—	—

Total capitalized software development costs, net	$18,951	22,605	23,564

(13)—Concentrations of Risk

      Approximately 29% of the Company's revenue for the year ended December 31, 2003 was from two customers, accounting for 18% and 12%, respectively, of total revenue. Approximately 28% of the Company's revenue for the year ended December 31, 2002 was from two customers, accounting for 15% and 13%, respectively, of total revenue. Approximately 30% of the Company's revenue for the year ended December 31, 2001 was from two customers, accounting for 19% and 11%, respectively, of total revenue.

(14)—Lease Obligations

        The Company leases its facilities, automobiles, and certain equipment under operating leases expiring through 2013. Monthly payments under certain facility leases are subject to fixed increases. For accounting purposes, rent expense is based on a straight-line amortization of the total payments required over the lease term. The leases require the Company to pay property taxes, insurance, maintenance, and repair costs.

        The Company's aggregate future minimum lease obligations as of December 31, 2003 are as follows:

Year ending December 31:
2004	$11,976
2005	8,722
2006	7,100
2007	4,923
2008	1,420
Thereafter	3,616

$37,757

        Total rent expense under operating leases for facilities and equipment was $7,271, $8,301, and $8,850 for the years ended December 31, 2001, 2002, and 2003, respectively.

(15)—Quarterly Results (unaudited)

        The following table presents the Company's selected unaudited quarterly results:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2002
Net revenue	$30,785	38,593	44,822	51,649
Operating income (loss)	(2,193)	2,439	6,088	3,594
Net income (loss)	(2,585)	1,990	5,434	3,316
Net income (loss) applicable to common stockholders	(37,209)	(34,787)	(33,629)	3,316
Basic and diluted earnings (loss) per share of common stock *	(1.31)	(1.22)	(1.18)	0.04
For the year ended December 31, 2003
Net revenue	$52,035	67,534	71,320	81,734
Operating income	11,628	20,703	19,483	11,944
Net income	15,477	22,773	18,693	178,872
Net income applicable to common stockholders	15,477	22,773	18,693	178,872
Basic earnings per share of common stock*	0.18	0.27	0.22	2.13
Diluted earnings per share of common stock*	0.18	0.26	0.21	2.01

*
The earnings (loss) per share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings per share amounts does not necessarily equal the earnings per share for the year.

(16)—Subsequent Events (unaudited)

      Philips Consumer Electronic Services B.V. ("Philips B.V.") owns 73,132 shares of common stock, or approximately 83%, of the Company. These shares include the 3,384 shares of common stock issued to Philips B.V. on April 28, 2004 pursuant to the exercise by Philips B.V. of all of its outstanding warrants to purchase shares of the Company's common stock. Pursuant to a registration rights agreement the Company entered into with Philips B.V., the Company has granted Philips B.V. certain rights to register shares of the Company's common stock owned by Philips for sale under the Securities Act of 1933, as amended. Philips B.V. may require that the Company register some or all of its shares at any time, as provided in the agreement. The Company is obligated to pay all expenses in connection with the registration (other than the underwriting commissions or discounts and legal expenses of Philips B.V.). The Company is not required to effect any requested registration, however, until a period of six months has elapsed from the effective date of the most recent previous registration. On April 16, 2004, Philips exercised its first registration demand right under the registration rights agreement. Pursuant to this request, the Company filed a Registration Statement on Form S-1 (Reg. No. 333-114637) on April 20, 2004 with the Securities and Exchange Commission to register the Company's common stock in an initial public offering. The Company's selling stockholders, Philips B.V., and NavPart I B.V., will receive all of the proceeds from the sale of shares in the offering.

        On April 27, 2004, the Company's board of directors and stockholders approved a reverse split of the Company's common stock. The ratio for our reverse stock split is 1-for-14, as determined by the Company's board of directors. The Company expects to effect this reverse split by amending our amended and restated certificate of incorporation prior to completion of this offering. In addition, the Company expects to amend its amended and restated certificate of incorporation to change the number of authorized shares of common stock to 400,000. All previously reported share amounts have been retroactively adjusted to give effect to the reverse split.

        In April 2004, the Company declared a special cash dividend to common stockholders of record as of April 19, 2004 in the amount of approximately $47,159, which was paid on June 18, 2004. The Company has provided an unaudited pro forma balance sheet as of March 28, 2004 to give retroactive effect as if the dividend was paid on March 28, 2004.

        On April 28, 2004, Philips B.V. exercised its warrants to acquire 3,384 shares of the Company's common stock at a purchase price of $0.14 per share. The shares resulting from the exercise of warrants were not included in Philips' outstanding common stock for purposes of the special cash dividend paid to our common stockholders on June 18, 2004. The Company has provided an unaudited pro forma balance sheet as of March 28, 2004 to give retroactive effect as if the warrants were exercised on March 28, 2004.

        On April 28, 2004, the Company granted 619 restricted stock units to the Company's President and Chief Executive Officer, pursuant to his employment agreement. The restricted stock units are securities that require the Company to deliver one share of common stock to the holder for each vested unit. Units vest at a rate of 25% per year. The fair value will be based upon the initial public offering price and compensation expense will be recorded over the vesting period.

NAVTEQ CORPORATION
AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II
Valuation and Qualifying Accounts

Allowance for Doubtful Accounts (In thousands):

Year	Balance at Beginning of Year	(1) Additions	(2) Deductions	Balance at End of Year
2001	$1,090	913	(337)	1,666
2002	1,666	1,795	(677)	2,784
2003	2,784	1,584	(490)	3,878

(1)
Provision for bad debts.

(2)
Accounts receivable written off against the allowance.

See accompanying independent auditors' report.

NAVTEQ™ maps found around the world

NAVTEQ maps are available in varying levels of coverage for 40 countries on 4 continents, covering approximately 8.7 million miles of roadway.

North America	Europe			Rest of World
Canada	Andorra	Ireland	Scotland	Bahrain
Mexico	Austria	Italy	Slovak Republic	Kuwait
United States	Belgium	Liechtenstein	Spain	Malaysia
	Czech Republic	Luxembourg	Sweden	Oman
	Denmark	Monaco	Switzerland	Qatar
	England	Northern Ireland	The Netherlands	Saudi Arabia
	Finland	Norway	Vatican City	Singapore
	France	Portugal	Wales	South Africa
	Germany	San Marino		Taiwan
	Greece			United Arab Emirates

NAVTEQ

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Other expenses in connection with the issuance and distribution of the securities to be registered hereunder will be substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee and the New York Stock Exchange listing fee):

Item	Amount
Securities and Exchange Commission registration fee		$110,862
NASD filing fee		30,500
New York Stock Exchange listing fee		*
Blue Sky filing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total(1)	$	*

(*)
To be provided in an amendment to this registration statement.

(1)
The expenses of this offering to be paid by us are estimated to be approximately $1,000,000. These expenses do not include underwriting discounts and commissions and legal expenses of the selling stockholders and certain other expenses for which the underwriters have agreed to reimburse us.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of these actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

        The registrant's certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law. Any repeal or modification of these provisions shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of that director occurring prior to the amendment or repeal.

        The registrant expects to obtain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

        The registrant has entered into indemnity agreements with its directors and officers providing the indemnification described above.

        Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the underwriters' obligation to indemnify the registrant and its officers and directors in certain circumstances.

        Philips and Scott Miller, a director-nominee, will enter into an indemnity agreement providing for indemnification of Mr. Miller by Philips in certain circumstances.

Item 15.    Recent Sales of Unregistered Securities

        During the three year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering, Regulation S relating to sales made outside of the United States, and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

        No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting the transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

    •
    In June 2001, we sold 57,143 shares of our Series A preferred stock to Philips at a purchase price of $140 per share pursuant to the terms of the stock purchase agreement with Philips.

    •
    In July 2001, we sold 42,857 shares of our Series A preferred stock to Philips at a purchase price of $140 per share pursuant to the terms of the stock purchase agreement with Philips.

    •
    From June 1, 2001 to January 15, 2002, we issued 7,651 shares of our common stock in connection with the exercise of stock options granted under our employee stock option plans and agreements.

    •
    On April 28, 2004, we issued 3,384,286 shares of our common stock at a purchase price of $0.14 per share in connection with the exercise of warrants held by Philips.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit Number		Description of Exhibit
1.1	+	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation.(1)
3.2		Certificate of Amendment to Certificate of Incorporation.(11)
3.3		Certificate of Designation of Series A Cumulative Preferred Stock.(1)
3.4		Certificate of Designation of Series B Cumulative Preferred Stock.(1)

3.5	++	Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).
3.6		Restated Bylaws.(2)
3.7	++	Amended and Restated Bylaws (to be effective upon completion of the offering).
4.1	++	Specimen Common Stock Certificate.
4.2		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and Judson C. Green.(7)
4.3(a)		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(7)
4.3(b)		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(7)
4.4		Registration Rights Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(1)
4.5		Warrant Agreement dated as of April 1, 1997 between Navigation Technologies and Philips Media Services B.V.(1)
4.6	++	Agreement Regarding Registration of Shares dated as of May 17, 2004 between NAVTEQ and NavPart I B.V.
5.1	+	Opinion of Pepper Hamilton LLP.
10.1		Stock Purchase Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(1)
10.2(i)		Employment Agreement dated as of April 17, 2000 between Navigation Technologies and Judson C. Green.(1)
10.2(ii)		First Amendment to Employment Agreement dated as of August 15, 2001 between Navigation Technologies and Judson C. Green.(1)
10.2(iii)		Letter Agreement between Navigation Technologies and Judson C. Green dated June 16, 2000.(7)
10.2(iv)	++	Amendment to Employment Agreement dated as of March 19, 2004 between Navigation Technologies and Judson C. Green.
10.2(v)	++	Amended and Restated Employment Agreement dated as of April 30, 2004 between NAVTEQ Corporation and Judson C. Green.
10.3		Employment Agreement dated as of September 18, 2000 between Navigation Technologies and John K. MacLeod.(1)
10.4		Letter Agreement dated February 3, 1998 from Navigation Technologies agreed to and accepted by M. Salahuddin Khan.(1)
10.5		Letter Agreement dated February 13, 1997 from Navigation Technologies agreed to and accepted by Denis M. Cohen.(1)
10.6	++	Form of Indemnification Agreement.
10.7(i)		BMW Group International Terms and Conditions for the Purchase of Production Materials and Automotive Components dated September 24, 2001.(4)

10.7(ii)	Purchasing Terms and Conditions between BMW North America, Inc. and Navigation Technologies.(c)(5)
10.7(iii)	Agreement between BMW (South Africa) (Proprietary) Limited and Navigation Technologies B.V. commencing June 1, 1999 (the "South Africa Agreement").(c)(5)
10.7(iv)	Amendment to South Africa Agreement.(c)(4)
10.7(v)	Warranty Agreement dated August 8, 1998 between Bayerische Motoren Werke and Navigation Technologies BV (the "Warranty Agreement").(c)(4)
10.7(vi)	Letter regarding Warranty Agreement dated May 22, 2002 from Bayerische Motoren Werke to Navigation Technologies BV.(4)
10.8(i)	Data License Agreement dated December 1, 1999 between Harman International Industries, Incorporated ("Harman") and Navigation Technologies.(c)(5)
10.8(ii)	Territory License No. 6 dated September 28, 2001 between Harman and Navigation Technologies ("License No. 6").(c)(4)
10.8(iii)	Distribution Services Addendum to License No. 6 dated January 1, 2002 between Harman and Navigation Technologies.(c)(4)
10.8(iv)	Territory License No. 7 dated April 1, 2001 between Harman and Navigation Technologies ("License No. 7").(c)(5)
10.8(v)	Amendment to License No. 7 dated February 20, 2002 between Harman and Navigation Technologies.(c)(4)
10.8(vi)	Territory License No. 8 dated August 1, 2002 between Harman and Navigation Technologies.(c)(11)
10.9	Second Amended and Restated Promissory Note dated June 27, 2003, by Navigation Technologies Corporation in favor of ABN AMRO Bank N.V.(10)
10.10	Guarantee Letter Agreement dated June 27, 2003, by Navigation Technologies Corporation in favor of Koninklijke Philips Electronics N.V.(10)
10.11	Deposit Agreement dated May 21, 2002 between Navigation Technologies Corporation and Koninklijke Philips Electronics N.V.(6)
10.12	Employment Agreement dated as of December 1, 2002 between Navigation Technologies Corporation and David B. Mullen.(7)
10.16	$15,000,000 364 Day Revolving Credit Agreement dated as of November 10, 2003, by and between Navigation Technologies North America, LLC and JPMorgan Chase Bank.(11)
10.17	Guaranty made by Navigation Technologies Corporation dated as of November 10, 2003 in favor of JPMorgan Chase Bank.(11)
10.18	Assignment and Amendment to Deposit Agreement by and among Navigation Technologies Corporation, Navigation Technologies North America, LLC and Koninklijke Philips Electronics N.V.(9)
10.19	Deal Request by Navigation Technologies to Koninklijke Philips Electronics N.V. dated April 22, 2003.(9)
10.20	Letter Agreement regarding Cross Currency Swap between Navigation Technologies B.V. and Koninklijke Philips Electronics N.V. dated May 23, 2003.(9)

10.21		Deposit Agreement by and among Navigation Technologies B.V., and Koninklijke Philips Electronics, N.V.(10)
10.22	++	Amendment to Deposit Agreements dated as of May 18, 2004 by and among NAVTEQ B.V., NAVTEQ North America LLC, and Koninklijke Philips Electronics N.V.
10.23	+	Master Separation Agreement between Koninklijke Philips Electronics, N.V. and NAVTEQ Corporation.
21.1		Subsidiaries of NAVTEQ.(11)
23.1		Consent of KPMG LLP.
23.2	+	Consent of Pepper Hamilton LLP (included in Exhibit 5.1).
24.1	++	Power of Attorney (set forth on the signature page to this registration statement).
99.1		Consent of Scott D. Miller to be named as Prospective Director.

+
To be filed by amendment.

++
Previously filed as an exhibit to this registration statement.

(c)
Portions omitted pursuant to a request for confidential treatment.

(1)
Filed with NAVTEQ's Registration Statement on Form 10, Registration No. 000-21323.

(2)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(3)
Filed with NAVTEQ's Registration Statement on Form S-8, Registration No. 333-767000.

(4)
Filed with NAVTEQ's Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001.

(5)
Filed with NAVTEQ's Amendment No. 3 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001.

(6)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(7)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2002.

(8)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended March 30, 2003.

(9)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003.

(10)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended September 28, 2003.

(11)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2003.

Financial Statements and Schedule:

Financial Statements:

        Financial Statements filed as a part of this registration statement are listed in the Index to Financial Statements of page F-1.

Financial Statement Schedules:

        Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 28, 2004.

NAVTEQ Corporation
By:	/s/ JUDSON C. GREEN Judson C. Green President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on June 28, 2004, by the following persons in the capacities indicated.

Name and Signatures	Title

/s/ JUDSON C. GREEN Judson C. Green	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID B. MULLEN David B. Mullen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ NEIL T. SMITH Neil T. Smith	Vice President and Corporate Controller (Principal Accounting Officer)
* Richard J.A. de Lange	Director
* Scott M. Weisenhoff	Director
* Wilhelmus C. M. Groenhuysen	Director
* Dirk-Jan van Ommeren	Director
*By:	/s/ JUDSON C. GREEN Attorney-in-fact

INDEX OF EXHIBITS

Exhibit Number		Description of Exhibit
1.1	+	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation.(1)
3.2		Certificate of Amendment to Certificate of Incorporation.(11)
3.3		Certificate of Designation of Series A Cumulative Preferred Stock.(1)
3.4		Certificate of Designation of Series B Cumulative Preferred Stock.(1)
3.5	++	Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).
3.6		Restated Bylaws.(2)
3.7	++	Amended and Restated Bylaws (to be effective upon completion of the offering).
4.1	++	Specimen Common Stock Certificate.
4.2		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and Judson C. Green.(7)
4.3(a)		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(7)
4.3(b)		Stock Option Agreement dated as of May 15, 2002 between Navigation Technologies and John K. MacLeod.(7)
4.4		Registration Rights Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(1)
4.5		Warrant Agreement dated as of April 1, 1997 between Navigation Technologies and Philips Media Services B.V.(1)
4.6	++	Agreement Regarding Registration of Shares dated as of May 17, 2004 between NAVTEQ and NavPart I B.V.
5.1	+	Opinion of Pepper Hamilton LLP.
10.1		Stock Purchase Agreement dated as of March 29, 2001 between Navigation Technologies and Philips Consumer Electronic Services B.V.(1)
10.2(i)		Employment Agreement dated as of April 17, 2000 between Navigation Technologies and Judson C. Green.(1)
10.2(ii)		First Amendment to Employment Agreement dated as of August 15, 2001 between Navigation Technologies and Judson C. Green.(1)
10.2(iii)		Letter Agreement between Navigation Technologies and Judson C. Green dated June 16, 2000.(7)
10.2(iv)	++	Amendment to Employment Agreement dated as of March 19, 2004 between Navigation Technologies and Judson C. Green.
10.2(v)	++	Amended and Restated Employment Agreement dated as of April 30, 2004 between NAVTEQ Corporation and Judson C. Green.
10.3		Employment Agreement dated as of September 18, 2000 between Navigation Technologies and John K. MacLeod.(1)
10.4		Letter Agreement dated February 3, 1998 from Navigation Technologies agreed to and accepted by M. Salahuddin Khan.(1)

10.5		Letter Agreement dated February 13, 1997 from Navigation Technologies agreed to and accepted by Denis M. Cohen.(1)
10.6	++	Form of Indemnification Agreement.
10.7(i)		BMW Group International Terms and Conditions for the Purchase of Production Materials and Automotive Components dated September 24, 2001.(4)
10.7(ii)		Purchasing Terms and Conditions between BMW North America, Inc. and Navigation Technologies.(c)(5)
10.7(iii)		Agreement between BMW (South Africa) (Proprietary) Limited and Navigation Technologies B.V. commencing June 1, 1999 (the "South Africa Agreement").(c)(5)
10.7(iv)		Amendment to South Africa Agreement.(c)(4)
10.7(v)		Warranty Agreement dated August 8, 1998 between Bayerische Motoren Werke and Navigation Technologies BV (the "Warranty Agreement").(c)(4)
10.7(vi)		Letter regarding Warranty Agreement dated May 22, 2002 from Bayerische Motoren Werke to Navigation Technologies BV.(4)
10.8(i)		Data License Agreement dated December 1, 1999 between Harman International Industries, Incorporated ("Harman") and Navigation Technologies.(c)(5)
10.8(ii)		Territory License No. 6 dated September 28, 2001 between Harman and Navigation Technologies ("License No. 6").(c)(4)
10.8(iii)		Distribution Services Addendum to License No. 6 dated January 1, 2002 between Harman and Navigation Technologies.(c)(4)
10.8(iv)		Territory License No. 7 dated April 1, 2001 between Harman and Navigation Technologies ("License No. 7").(c)(5)
10.8(v)		Amendment to License No. 7 dated February 20, 2002 between Harman and Navigation Technologies.(c)(4)
10.8(vi)		Territory License No. 8 dated August 1, 2002 between Harman and Navigation Technologies.(c)(11)
10.9		Second Amended and Restated Promissory Note dated June 27, 2003, by Navigation Technologies Corporation in favor of ABN AMRO Bank N.V.(10)
10.10		Guarantee Letter Agreement dated June 27, 2003, by Navigation Technologies Corporation in favor of Koninklijke Philips Electronics N.V.(10)
10.11		Deposit Agreement dated May 21, 2002 between Navigation Technologies Corporation and Koninklijke Philips Electronics N.V.(6)
10.12		Employment Agreement dated as of December 1, 2002 between Navigation Technologies Corporation and David B. Mullen.(7)
10.16		$15,000,000 364 Day Revolving Credit Agreement dated as of November 10, 2003, by and between Navigation Technologies North America, LLC and JPMorgan Chase Bank.(11)
10.17		Guaranty made by Navigation Technologies Corporation dated as of November 10, 2003 in favor of JPMorgan Chase Bank.(11)
10.18		Assignment and Amendment to Deposit Agreement by and among Navigation Technologies Corporation, Navigation Technologies North America, LLC and Koninklijke Philips Electronics N.V.(9)

10.19		Deal Request by Navigation Technologies to Koninklijke Philips Electronics N.V. dated April 22, 2003.(9)
10.20		Letter Agreement regarding Cross Currency Swap between Navigation Technologies B.V. and Koninklijke Philips Electronics N.V. dated May 23, 2003.(9)
10.21		Deposit Agreement by and among Navigation Technologies B.V. and Koninklijke Philips Electronics N.V.(10)
10.22	++	Amendment to Deposit Agreements dated as of May 18, 2004 by and among NAVTEQ B.V., NAVTEQ North America LLC, and Koninklijke Philips Electronics N.V.
10.23	+	Master Separation Agreement between Koninklijke Philips Electronics, N.V. and NAVTEQ Corporation.
21.1		Subsidiaries of NAVTEQ.(11)
23.1		Consent of KPMG LLP.
23.2	+	Consent of Pepper Hamilton LLP. (included in Exhibit 5.1).
24.1	++	Power of Attorney (set forth on the signature page to this registration statement).
99.1		Consent of Scott D. Miller to be named as Prospective Director.

+
To be filed by amendment.

++
Previously filed as an exhibit to this registration statement.

(c)
Portions omitted pursuant to a request for confidential treatment.

(1)
Filed with NAVTEQ's Registration Statement on Form 10, Registration No. 000-21323.

(2)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(3)
Filed with NAVTEQ's Registration Statement on Form S-8, Registration No. 333-767000.

(4)
Filed with NAVTEQ's Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001.

(5)
Filed with NAVTEQ's Amendment No. 3 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001.

(6)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(7)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2002.

(8)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended March 30, 2003.

(9)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended June 29, 2003.

(10)
Filed with NAVTEQ's Quarterly Report on Form 10-Q for the quarter ended September 28, 2003.

(11)
Filed with NAVTEQ's Annual Report on Form 10-K for the year ended December 31, 2003.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Amounts in thousands, except per share amounts)
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
NAVTEQ CORPORATION AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
FINANCIAL STATEMENT SCHEDULE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
INDEX OF EXHIBITS